     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 1997


                                                      REGISTRATION NO. 333-22013

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                        LONG BEACH FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                      6162
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
                                   33-0739843
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                               ------------------
                      1100 TOWN & COUNTRY ROAD, SUITE 900
                            ORANGE, CALIFORNIA 92868
                                 (714) 541-5378
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ------------------

                                 M. JACK MAYESH
                            CHIEF EXECUTIVE OFFICER
                        LONG BEACH FINANCIAL CORPORATION
                      1100 TOWN & COUNTRY ROAD, SUITE 900
                            ORANGE, CALIFORNIA 92868
                                 (714) 541-5378
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ------------------

                                WITH COPIES TO:

                              ROBERT E. DEAN, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                         IRVINE, CALIFORNIA 92614-8557
                                 (714) 451-3800
                             BRUCE R. HALLETT, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                        4675 MACARTHUR COURT, SUITE 1000
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 752-7535

                               ------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------
                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                                                  PROPOSED
                                                                PROPOSED          MAXIMUM
                                                                MAXIMUM          AGGREGATE
TITLE OF EACH CLASS OF                      AMOUNT TO BE     OFFERING PRICE       OFFERING         AMOUNT OF
  SECURITIES TO BE REGISTERED              REGISTERED(1)      PER SHARE(2)        PRICE(2)      REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per
share...................................     25,000,000          $12.00         $300,000,000        $90,910
================================================================================================================

(1) Includes shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 based on an estimate of the maximum offering price.
                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

     THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 17, 1997


PROSPECTUS
                                     [LOGO]

                               21,750,000 SHARES
                        LONG BEACH FINANCIAL CORPORATION

                                  COMMON STOCK

                            ------------------------

       All of the shares of Common Stock, $.001 par value per share (the "Common Stock"), of Long Beach Financial Corporation, a Delaware corporation ("LBFC"), offered hereby are being sold by the sole stockholder of LBFC (the "Selling Stockholder"), which prior to the Reorganization (as defined below) operated LBFC's broker-sourced mortgage loan business under the name "Long Beach Mortgage Company." LBFC will not receive any proceeds from the sale of shares by the Selling Stockholder. Subsequent to this offering, the Selling Stockholder will own 13.0% of the outstanding Common Stock. If the Underwriters' over-allotment option is exercised in full, the Selling Stockholder will own no shares of LBFC. See "Beneficial Ownership of Securities and Selling Stockholder."


     Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share of Common Stock will be between $10.00 and $12.00. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "LBFC."


     SEE "RISK FACTORS" ON PAGES 7 THROUGH 14 FOR MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=========================================================================================================
                                                                                         PROCEEDS TO
                                                    PRICE TO                               SELLING
                                                     PUBLIC         UNDERWRITING       STOCKHOLDER(2)
                                                                    DISCOUNTS AND
                                                                   COMMISSIONS(1)
---------------------------------------------------------------------------------------------------------
Per Share......................................         $                 $                   $
---------------------------------------------------------------------------------------------------------
Total(3).......................................         $                 $                   $
=========================================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting expenses payable by the Selling Stockholder estimated to be $850,000.

(3) The Selling Stockholder has granted the Underwriters a 30-day option to purchase from the Selling Stockholder up to 3,250,000 additional shares of Common Stock at the Price to Public less the Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the Underwriters exercise the option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholder will be
    $          , $          , and $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the offices of Friedman, Billings, Ramsey & Co., Inc., Arlington, Virginia, the representative of the several Underwriters (the "Representative"), or in book entry form through the book entry facilities of
The Depository Trust Company on or about           , 1997.

                            ------------------------

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                The date of this Prospectus is           , 1997

                                   [ARTWORK]

                                                         AT OR FOR THE YEAR ENDED DECEMBER
                                                                        31,
                                                        ------------------------------------
                                                          1994         1995          1996
                                                        --------     --------     ----------
                                                               (DOLLARS IN THOUSANDS)
    Loan Originations and Purchases...................  $565,547     $592,542     $1,058,122
    States in which Loans were Originated.............        27           35             43
    Loan Origination Offices..........................        24           45             63
    States with Loan Origination Offices..............        10           22             32
    Account Executives................................        79           64            120
    Approved Independent Brokers......................     4,004        5,043          7,463

                            ------------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSAC-TIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                            ------------------------

                                    SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option or of outstanding options under the Company's 1997 Stock Incentive Plan. Unless the context otherwise requires, (i) the information contained in this Prospectus gives effect to the Reorganization described elsewhere herein, which will be consummated prior to the completion of this Offering, (ii) all references to the "Company" herein shall be deemed to include LBFC and its wholly-owned subsidiary and the operations of the broker-sourced mortgage lending division of Old Long Beach prior to the Reorganization and the prior operations of the broker-sourced mortgage lending division of Long Beach Bank, F.S.B., and (iii) all references to "Old Long Beach" herein shall be deemed to include prior to the Reorganization all of the operations of the Selling Stockholder (which included the operations of the Company) and after the Reorganization shall be deemed to include all continuing operations that are not being transferred to the Company. See "Reorganization."


     Certain statements contained in this Prospectus that are not related to historical results are forward-looking statements. These forward-looking statements involve risks and uncertainties and actual results may differ materially from those projected or implied in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

                                  THE COMPANY


     The Company is a specialty finance company engaged in the business of originating, purchasing and selling sub-prime residential mortgage loans secured by one-to-four family residences. The Company originates loans primarily through independent mortgage brokers (the "broker-sourced business"). Prior to the Reorganization, the Company's business has been conducted as a division of Old Long Beach under the name "Long Beach Mortgage Company." The Company's primary operating strategy is to generate positive cash flow by selling for cash, at a premium, substantially all originated and purchased loans to institutional purchasers several times a quarter. The Company does not currently sell loans through securitizations and therefore retains no residual interests, or the related risks, in the loans sold (except risks associated with servicing rights, which the Company normally retains, and certain repurchase risks associated with representations and warranties). As a result, the Company has less risk than is typically inherent in a mortgage lender's business and has historically had a source of cash flow to fund lending and growth, reducing the need for other sources of financing. See "Business -- Financing and Sale of Loans." Substantially all loans originated or purchased by the Company are secured by a first priority mortgage on the subject property. In 1996, less than .03% of the principal balance of the loans originated and purchased were secured by second priority mortgages. The Company's core borrower base consists of individuals who do not qualify for traditional "A" credit because their credit history, income or other factors cause them not to conform to standard agency lending criteria. Approximately 69% of the principal balance of the loans originated by the Company in 1996 were to borrowers with a Company risk classification of "A-" or "B+," while the remainder were to borrowers with a Company risk classification of "B," "B-," "C" or "C-." See "Business -- Underwriting."



     The Company has relationships with approximately 7,500 independent approved mortgage brokers located in 43 states. During 1996, approximately 5,000 of these brokers submitted loan packages to the Company and the Company funded loans from approximately 2,800 brokers. The Company's large independent broker network provides comprehensive geographic coverage for the Company's products and reflects the Company's strategy of using a diverse group of small brokers to avoid becoming dependent on a few primary producers. During the year ended December 31, 1996, the Company's single largest producing independent broker was responsible for less than 1% of the principal balance of the Company's originations. The Company maintains a close working relationship with brokers through its team of approximately 120 account executives located in 63 offices in 32 states.

     The Company believes that its primary strengths are (i) its established position in the sub-prime mortgage lending industry, (ii) the extensive experience of its management, as well as many members of its staff, in the sub-prime lending industry, (iii) its use of regional processing teams linked to the home office by a computer network to expedite loan origination and production, (iv) the thoroughness of the training received by its personnel, (v) its use of technology to efficiently maximize work flow and (vi) the efficiency of its operations as a result of its high volume of loans and consistency in applying underwriting standards. See "Business -- General."


     The Company began originating sub-prime mortgage loans in Southern California in 1988 as a division of Long Beach Bank, F.S.B. and started to expand its business outside of California on a limited basis in 1992. In 1994, the Company began to focus on expansion outside of California. To facilitate this expansion and to permit the Company to provide competitive products and pricing, in October 1994 Long Beach Bank, F.S.B. ceased operations and the Company commenced operations as a mortgage company. Since that time, the Company has experienced significant growth in loan originations and purchases, with approximately $1.1 billion of originations and purchases in 43 states during calendar 1996 compared to $592.5 million in 35 states during calendar 1995 and $565.5 million in 27 states during calendar 1994. Total originations and purchases were $300.7 million during the fourth quarter of 1996, which represents a $122.4 million increase from total originations and purchases during the fourth quarter of 1995. This growth in originations and purchases has resulted in the Company's earnings increasing to $9.4 million in 1996 compared to earnings of $5.8 million and $22,000 in 1995 and 1994, respectively.


     The Company sells substantially all of its originated and purchased loans several times a quarter to institutional purchasers for cash, historically at a premium over the principal balance of the loans. Prior to originating or purchasing loans, the Company obtains a purchase commitment from an institutional purchaser. The Company delivers loans and receives payments for the loans shortly after funding. This strategy, as opposed to securitizations, in which a residual interest in future payments on the loans is retained, provides certain benefits. The Company receives cash revenue, rather than recognizing non-cash revenue attributable to residual interests, as is the case in securitizations. The Company thereby avoids the risk present in securitizations of having to adjust revenue in future periods to reflect a lower realization on residual interests because actual prepayments or defaults exceeded levels assumed at the time of securitization. By selling its originated and purchased loans, the Company also reduces its exposure to default risk (other than certain first payment defaults) and the prepayment risk normally inherent in a mortgage lender's business. The Company may also be required to repurchase or substitute loans in the event of a breach of representations and warranties, including any fraud or any misrepresentation made during the mortgage loan origination process, and retains the risk of having to adjust noncash revenues attributable to the realization of the retained servicing rights. Management believes that the cash received in loan sales provides the Company greater flexibility and operating leverage than a traditional portfolio lender, which holds the loans it originates, by allowing the Company to generate income through interest on loans held for sale and gain on loans sold. Loan sales have been an important factor in generating the Company's historic earnings and creating consistent positive cash flow to fund operations. See "Business -- Financing and Sale of Loans."


     Substantially all of the loans originated by the Company while it operated as a division of Old Long Beach are serviced by the servicing division of Old Long Beach (the "Sub-Servicer"). The Sub-Servicer and the Company are entering into a contract pursuant to which the Sub-Servicer will sub-service loans originated or purchased by the Company following the Reorganization. The Sub-Servicer is one of the largest and most experienced sub-prime mortgage servicers in the nation, with a servicing portfolio of approximately $3.5 billion of sub-prime mortgage loans at December 31, 1996. Since the servicing procedures of the Sub-Servicer were developed while the Company was part of Old Long Beach and are coordinated with the Company's origination practices, management believes that the Sub-Servicer will be able to provide faster and more effective servicing of the Company's loans than another independent servicer. See "Business -- Servicing."


     The Company actively originated loans during 1996 in 112 of the approximately 300 metropolitan statistical areas ("MSAs") in the United States having populations in excess of 100,000, as compared to loan originations in 54 of these MSAs during 1995. The Company seeks to expand its broker-sourced loan business through increased penetration in its existing markets and expansion into new geographic markets. In addition, although the Company currently primarily conducts a broker-sourced business, the Company intends to develop a direct-sourced loan origination business (i.e., where the lender deals directly with the borrower and does not involve an independent broker). Direct lending will provide the Company with an additional distribution channel for its products and the ability to retain the origination fees for the loans it funds. The Company plans to commence its direct-sourced lending operations in 1997 and estimates it will expend approximately $1.0 million in 1997 for this purpose. The Company's senior management is also experienced in direct-sourced loan originations as several of the senior executives were involved in creating the direct-sourced lending operations of Old Long Beach prior to the Reorganization. No assurance can be given that the Company will be able to commence direct-sourced loan origination operations as planned or that such operations will be successful. See "Business -- Loan Origination and Purchasing -- Direct-Sourced Loan Operations."



     In connection with this Offering, Old Long Beach is reorganizing its business operations (the "Reorganization") by transferring to LBFC the assets and personnel related to Old Long Beach's broker-sourced mortgage lending and loan sales operations and approximately $40 million in cash in exchange for 25,000,000 shares of Common Stock, 21,750,000 of which are being sold pursuant to this Offering (25,000,000 if the Underwriters' over-allotment option is exercised in full). The assets being transferred to LBFC do not include any funded loans or funded loan servicing rights. LBFC will have no interest in Old Long Beach's direct-sourced mortgage lending or servicing operations, which are being retained by Old Long Beach after the Reorganization. In the Reorganization, LBFC is acquiring the right to the "Long Beach Mortgage Company" name and the intangible benefits related to the name, which will be used after the Reorganization by a wholly-owned subsidiary of LBFC ("New Long Beach") that will conduct the broker-sourced business. The Company is not assuming any of the liabilities of Old Long Beach arising from Old Long Beach's lending or loan servicing activities prior to the Reorganization other than certain liabilities relating to the assets or personnel being transferred. Old Long Beach and the Company will be free to compete against each other after the completion of this Offering. Old Long Beach and the Company are entering into an agreement not to solicit or hire each other's employees for a specified period following the Reorganization. See "Reorganization."


     The principal executive offices of the Company are located at 1100 Town & Country Road, Suite 900, Orange, California 92868, and its telephone number is
(714) 541-5378.

                                  THE OFFERING


Common Stock Offered by the Selling
  Stockholder(1).............................  21,750,000 shares
Common Stock to be Outstanding after the
  Offering(2)................................  25,000,000 shares
Nasdaq National Market symbol................  LBFC
Risk Factors.................................  See "Risk Factors" for a discussion of certain material factors that should be
                                               considered in connection with an investment
                                               in the Common Stock offered hereby.


---------------

(1) Prior to completion of this Offering, the Selling Stockholder (i.e., Old Long Beach), as the sole stockholder of LBFC, will own 25,000,000 shares of Common Stock. All of the 3,250,000 shares being retained by the Selling Stockholder are subject to the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Selling Stockholder will not own any shares of Common Stock. See "Beneficial Ownership of Securities and Selling Stockholder."


(2) Excludes 3,000,000 shares of Common Stock reserved for issuance under the 1997 Stock Incentive Plan. In connection with the Offering, options are being granted at the public offering price to key officers and employees of the Company. See "Management -- 1997 Stock Incentive Plan."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
           (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA AND RATIOS)

     The financial data set forth below should be read in conjunction with the Financial Statements of the Company and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere herein.

                                                                                YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------
                                                                                                          PRO FORMA
                                                                   1994         1995         1996          1996(1)
                                                                  -------      -------      -------      ------------
STATEMENT OF OPERATIONS:

  Revenues:
    Gain on sales of loans.....................................   $21,668      $31,691      $50,699       $   49,465
    Loan servicing and other fees..............................        --           --           --            1,529(2)
    Interest income............................................     2,510        2,494        3,275            5,369
                                                                  -------      -------      -------       ----------
        Total revenues.........................................    24,178       34,185       53,974           56,363
  Expenses:
    Compensation and employee benefits.........................    15,496       13,564       22,299           22,899
    Rent and other occupancy costs.............................     2,565        3,258        4,188            4,188
    Office supplies and courier service........................       712          816        1,903            1,903
    Depreciation...............................................       281          667        1,025            1,025
    Legal and professional.....................................     1,443        1,082        1,828            1,828
    Interest...................................................     1,814        2,312        2,814            3,140
    Loan sub-servicing.........................................        --           --           --            1,990
    Other......................................................     1,831        2,525        3,945            3,945
                                                                  -------      -------      -------       ----------
        Total expenses.........................................    24,142       24,224       38,002           40,918
                                                                  -------      -------      -------       ----------
  Income before provision for income taxes.....................        36        9,961       15,972           15,445
  Provision for income taxes...................................        14        4,169        6,580            6,363
                                                                  -------      -------      -------       ----------
  Net income...................................................   $    22      $ 5,792      $ 9,392       $    9,082
                                                                  =======      =======      =======       ==========
  Pro forma earnings per share(3)..............................                                           $      .36
                                                                                                          ==========
  Pro forma weighted average number of shares outstanding(3)...                                           25,000,000
                                                                                                          ==========


                                                                                         AS OF DECEMBER 31, 1996
                                                                                       ---------------------------
                                                                                       ACTUAL        PRO FORMA(1)
                                                                                       -------       -------------
STATEMENT OF FINANCIAL CONDITION DATA:

  Cash..............................................................................   $    --          $40,000
  Loans held for sale...............................................................    49,580               --
  Deferred income taxes.............................................................     2,120           36,000
  Total assets......................................................................    79,750           78,215
  Warehouse financing facility......................................................    72,829               --
  Total liabilities.................................................................    78,613            2,256
  Stockholders' equity..............................................................     1,137           75,959



                                                                              AS OF OR FOR YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------
                                                                               1994          1995           1996
                                                                             --------      --------      ----------
OPERATING DATA:

  Loans originated and purchased..........................................   $565,547      $592,542      $1,058,122
  Whole loan sales........................................................    562,054       580,366       1,029,789
  "A-" and "B+" loans as a percentage of total principal balance of
    loans(4)..............................................................       44.6%         55.0%           69.2%
  Average original loan principal balance.................................   $    116      $     99      $      105
  31-60 day delinquencies as a percentage of total principal balance as of
    period end(5).........................................................        0.8%          1.5%            1.6%
  61-90 day delinquencies as a percentage of total principal balance as of
    period end(5).........................................................        0.9           1.0             1.0
  91 or more day delinquencies as a percentage of total principal balance
    as of period end(5)...................................................        3.9           4.5             4.5
  Total delinquencies as a percentage of total principal balance as of
    period end(5).........................................................        5.7           7.0             7.1
  Total losses on loans as a percentage of average principal balance of
    loans serviced(5).....................................................        1.5           1.4             1.3
FINANCIAL RATIOS(4):
  Weighted average interest rate on fixed rate loans......................        N/A          11.3%           10.5%
  Weighted average interest rate on adjustable rate loans.................        8.6%         10.4             9.6
  Weighted average interest rate on fixed/adjustable loans................        9.5          11.3            10.0
  Weighted average initial combined loan-to-value ratio...................       69.1          72.2            75.0


---------------
(1) Gives pro forma effect to the Reorganization as if it had occurred as of January 1, 1996 as to the Statement of Operations and December 31, 1996 as to the Statement of Financial Condition Data. The pro forma results of operations are not necessarily indicative of the future operations of the Company. See "Unaudited Pro Forma Consolidated Financial Data."

(2) Net of amortization of capitalized mortgage servicing rights of $1.8 million.

(3) Historical earnings per share information for 1994, 1995 and 1996 was not deemed meaningful.


(4) Calculated based on loans originated and purchased, net of loans rescinded because the related lending transactions did not close. Such rescinded loans aggregated approximately $1.0 million, $7.0 million and $3.0 million in 1994, 1995 and 1996, respectively.


(5) Calculated based on the total broker-sourced servicing portfolio of Old Long Beach.

                                  RISK FACTORS

     The following risk factors should be carefully considered before making an investment in the Company. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors.

ECONOMIC SLOWDOWN AND DECLINE IN COLLATERAL VALUE MAY ADVERSELY AFFECT VOLUME OF LOANS


     Periods of economic slowdown may reduce the demand for mortgage loans as people elect not to purchase new homes due to economic uncertainty and also may adversely affect the financial condition of potential borrowers so that they do not meet the Company's underwriting criteria. In addition, economic slowdowns may cause a decline in real estate values. Any material decline in real estate values will reduce the ability of borrowers to use home equity to support borrowings by negatively affecting loan-to-value ratios of the home equity collateral. To the extent that the loan-to-value ratios of prospective borrowers' home equity collateral do not meet the Company's underwriting criteria, the volume of loans originated by the Company could decline. A decline in loan origination volumes could have a material adverse effect on the Company's operations and financial condition.


FOCUS ON CREDIT IMPAIRED BORROWERS MAY RESULT IN INCREASED DELINQUENCY RATES, FORECLOSURES AND LOSSES

     The Company focuses its marketing efforts on borrowers who may be unable to obtain mortgage financing from conventional mortgage sources. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Further, any material decline in real estate values increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a borrower default. Any sustained period of increased delinquencies, foreclosures or losses after the loans are sold could adversely affect the pricing of the Company's future loan sales and the ability of the Company to sell its loans in the future.

IMPAIRMENT OF VALUE OF LOAN SERVICING RIGHTS; DECLINING INTEREST RATES

     The Company records gains on sales of loans based in part on the fair value of retained servicing rights related to such loans. The fair values of such servicing rights are in turn based in part on projected loan prepayment and credit loss rates. Higher than anticipated rates of loan prepayments or credit losses may require the Company to write down the value of such servicing rights and result in a material adverse impact on the Company's results of operations and financial condition. Higher than anticipated rates of loan prepayments may be caused by, among other factors, a material decline in the level of interest rates.

RELIANCE ON SECONDARY PURCHASERS OF LOANS


     Gain on sales of loans generated by the Company's loan sales represents the primary source of the Company's revenues and net income. Furthermore, the Company will rely almost entirely on proceeds from loan sales to generate cash for repayment of borrowings under its $200 million secured revolving line of credit (the "Warehouse Financing Facility"), which will be used by the Company to originate and purchase additional loans. The Company has historically sold substantially all of its loan originations in the secondary market to a limited number of institutional purchasers. There can be no assurance that such purchasers will continue to purchase loans or will be willing to purchase loans on the terms under which such purchasers have historically purchased the Company's loans. To the extent that the Company could not successfully replace such loan purchasers or negotiate favorable terms for such loan purchases, the Company's results of operations and financial condition could be materially and adversely affected.

IMPACT OF LAWS AND REGULATIONS AFFECTING LENDING OPERATIONS

     The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act of 1974, as amended ("RESPA"), and Regulation X, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of and examinations by the Department of Housing and Urban Development and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing mortgage loans.

     These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for borrowers, class action lawsuits and administrative enforcement actions.

     The Company is subject to licensing by state authorities. In addition, any person who acquires more than 10% of the Company's stock will become subject to certain state licensing regulations requiring such person periodically to file certain financial and other information. If any person holding more than 10% of the Company's stock refuses to adhere to such filing requirements, the Company's existing licensing arrangements could be jeopardized. The loss of required licenses could have a material adverse effect on the Company's results of operation and financial condition.

     Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, in the future more restrictive laws, rules and regulations or the judicial interpretation of existing laws, rules and regulations could make compliance more difficult or expensive. See
"Business -- Regulation."

REQUIRED COMPLIANCE WITH DEPARTMENT OF JUSTICE SETTLEMENT AGREEMENT


     In September 1996, Old Long Beach entered into a settlement agreement with the U.S. Department of Justice (the "DOJ") which is binding upon New Long Beach, as a successor to Old Long Beach. Pursuant to the settlement agreement, the Company will (i) document any price exceptions from the Company's rate sheet on broker-sourced loans, (ii) periodically review the results of its broker-sourced lending operations for its compliance with fair lending laws (but in no event shall the Company be required to disclose any documents or information therewith, including the identities of any brokers with whom it does business),
(iii) retain all loan application files submitted for mortgage loans and all loan-rider documents and notices relevant to any pricing decisions until September 1999 and report to the DOJ semi-annually on compliance with the settlement agreement, and (iv) provide to brokers information about the Company's fair-lending and pricing procedures and an opportunity to participate in fair-lending training.


     In addition, if, as expected, the Company commences direct-sourced mortgage lending, it will be required to provide certain training courses for Company employees involved in direct-sourced mortgage loan pricing, use its best efforts to place mortgage loan applicants in appropriate risk classifications based on objective credit and risk-related criteria, and implement a direct-sourced mortgage loan monitoring system of mortgage loan prices.

     While the Company believes it is in compliance with the broker-sourced provisions of the settlement agreement and also expects to be able to comply with the direct-sourced provisions of the settlement agreement, there can be no assurance that the DOJ will not take a contrary position in the future and seek to compel compliance by the Company. See "Business -- Department of Justice Settlement Agreement."

ELIMINATION OF LENDER PAYMENTS TO BROKERS COULD ADVERSELY AFFECT RESULTS OF OPERATIONS

     Lawsuits have been filed against several mortgage lenders, including Old Long Beach, alleging that such lenders have made certain payments to independent mortgage brokers in violation of RESPA. These lawsuits have generally been filed on behalf of a purported nationwide class of borrowers alleging that payments made by a lender to a broker in addition to payments made by the borrower to a broker are prohibited by RESPA and are therefore illegal. If these cases are resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. The Company's broker compensation programs permit such payments. Although the Company believes that its broker compensation programs comply with all applicable laws and are consistent with long-standing industry practice and regulatory interpretations, in the future new regulatory interpretations or judicial decisions may require the Company to change its broker compensation practices. Such a change may have a material adverse effect on the Company and the entire mortgage lending industry. See "Business -- Legal Proceedings."

ELIMINATION OF DEDUCTIBILITY OF MORTGAGE INTEREST COULD ADVERSELY AFFECT RESULTS OF OPERATIONS

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the kind of loans offered by the Company.

RISK OF VARIATIONS IN QUARTERLY OPERATING RESULTS

     Several factors affecting the Company's business can cause significant variations in its quarterly results of operations. In particular, variations in the volume of the Company's loan originations and purchases, the differences between the Company's costs of funds and the average interest rates of originated or purchased loans, the inability of the Company to complete significant loan sales transactions in a particular quarter, and problems generally affecting the mortgage loan industry can result in significant increases or decreases in the Company's revenues from quarter to quarter. A delay in closing a particular loan sale transaction during a particular quarter would postpone recognition of gain on sale of loans. In addition, unanticipated delays in closing a particular loan sale transaction would also increase the Company's exposure to interest rate fluctuations by lengthening the period during which its variable rate borrowings under its Warehouse Financing Facility are outstanding. If the Company were unable to sell a sufficient number of its loans at a premium in a particular reporting period, the Company's revenues for such period would decline, resulting in lower net income and possibly a net loss for such period, which could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK OF COMPETITION

     As an originator of mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, thrift institutions and finance companies. Many of these competitors are substantially larger and have more capital and other resources than the Company and may have lower costs of funds than the Company. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans they originate and purchase is attracting and may continue to attract additional competitors into the sub-prime mortgage market. Establishing a broker-sourced loan business requires a substantially smaller commitment of capital and personnel resources than a direct-sourced loan business. This relatively low barrier to entry permits new competitors to enter this market quickly, particularly existing direct-sourced lenders which can draw upon existing branch networks and personnel in seeking to sell products through independent brokers.

     In the future, the Company may also face competition from, among others, government-sponsored entities who may enter the sub-prime mortgage market. Existing or new loan purchase programs may be expanded by the Federal National Mortgage Association or the Government National Mortgage Association to include sub-prime mortgages, particularly those in the "A-" category, which constitute a significant portion of the Company's loan production.


     Because Old Long Beach was the parent of the Company before the Reorganization, Old Long Beach is familiar with the methodology, practices and procedures used by the Company to develop its broker-sourced mortgage loan business. Old Long Beach could use this knowledge to build a broker-sourced mortgage loan business which would compete directly against the Company. Because of Old Long Beach's knowledge of the Company, a broker-sourced mortgage loan business developed by Old Long Beach might be able to compete more effectively against the Company than could a typical competitor in the sub-prime mortgage loan industry.


     Increased competition could have the possible effects of (i) lowering gains that may be realized on the Company's loan sales, (ii) reducing the volume of the Company's loan originations and loan sales, (iii) increasing the demand for the Company's experienced personnel and the potential that such personnel will be recruited by the Company's competitors, and (iv) lowering the industry standard for sub-prime underwriting guidelines (for example, by providing for less stringent loan-to-value ratios) as competitors attempt to increase or maintain market share in the face of increased competition. See "-- Economic Slowdown and Decline in Collateral Value May Adversely Affect Volume of Loans" and "-- Focus on Credit Impaired Borrowers May Result in Increased Delinquency Rates, Foreclosures and Losses" for a description of the potential adverse effects to the Company of impaired loan-to-value ratios.

     Competition also may be affected by fluctuations in interest rates, general economic conditions, and localized economic conditions. During periods of rising interest rates, competitors that have "locked in" low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to refinancing offers by the Company's competitors. See "-- Focus on Credit Impaired Borrowers May Result in Increased Delinquency Rates, Foreclosures and Losses."

     There can be no assurance that the Company will be able to continue to compete successfully in the markets it serves. Inability to compete successfully would have a material adverse effect on the Company's results of operations and financial condition.

     As the Company expands into new geographic markets, it may face competition from lenders with established positions in these locations. There can be no assurance that the Company will be able to successfully compete with such established lenders.

NO HISTORY OF INDEPENDENT OPERATIONS


     LBFC was formed in January 1997 and prior to the Reorganization its mortgage lending operations have been conducted as a division of Old Long Beach. The Company is developing certain systems and administrative capabilities necessary to function as an independent entity. The Company and Old Long Beach are entering into certain agreements pursuant to which certain administrative functions will be provided by Old Long Beach for an interim period after the Reorganization. The agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. Further, there can be no assurances that the Company will be able to effectively function as an independent entity. See "-- Risk of Contracted Services" and "Certain Transactions."

RISKS OF CONTRACTED SERVICES


     The Company typically retains servicing rights upon the sale of loans originated or purchased by the Company and agrees to certain servicing performance criteria. If the Company does not meet such servicing performance criteria, the loan purchaser may terminate the servicing rights of the Company. The Company is entering into an agreement with the Sub-Servicer (a division of Old Long Beach) pursuant to which the Sub-Servicer will sub-service loans originated or purchased by the Company after the Reorganization. If the Sub-Servicer fails to meet the servicing performance criteria set forth in the relevant servicing agreements governing the loans, the Company's servicing rights could be terminated. Any termination of servicing rights could have a material adverse effect on the Company's results of operations and financial condition.


     In connection with the Reorganization, the Company and Old Long Beach are entering into an administrative services agreement under which Old Long Beach will continue to provide various services to the Company, including certain employee benefits administration, finance and accounting technical support, information services and data processing functions. The Company currently anticipates it will have the capability to perform the functions covered by the administrative services agreement internally within one year from the date of the Reorganization. Once the Company develops the internal capability to perform each such function, the Company intends to terminate the administrative services agreement with respect to that function. Any failure by Old Long Beach to provide such administrative services to the Company during the term of the administrative services agreement could have a material adverse effect on the Company's operations and financial condition. See "Certain Transactions."

DEPENDENCE UPON INDEPENDENT MORTGAGE BROKERS

     The Company depends largely on independent mortgage brokers, and, to a lesser extent, smaller mortgage companies and commercial banks, for its originations and purchases of mortgage loans. Substantially all of the independent mortgage brokers with whom the Company does business deal with multiple loan originators for each prospective borrower. Such originators, including the Company, compete for business based upon pricing, service, loan fees and costs and other factors. The Company's competitors also seek to establish relationships with such independent mortgage brokers, mortgage companies and commercial banks, none of whom is obligated by contract or otherwise to continue to do business with the Company. In addition, the Company expects the volume of broker-sourced loans purchased by the Company to increase. The Company's future operating and financial results may be more susceptible to fluctuations in the volume and cost of its broker-sourced loans resulting from, among other things, competition from other purchasers of such loans.

LOSS OF FUNDING SOURCES

     The Company funds substantially all of the loans which it originates or purchases through borrowings under the Warehouse Financing Facility. These borrowings are in turn repaid with the proceeds received by the Company from selling such loans. Any failure to renew or obtain adequate funding under the Warehouse Financing Facility, or other borrowings, or any substantial reduction in the size of or pricing in the markets for the Company's loans, could have a material adverse effect on the Company's results of operations and financial condition. To the extent that the Company is not successful in maintaining or replacing the Warehouse Financing Facility, it would have to curtail its loan production activities, thereby having a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Reorganization."

RISKS RELATED TO REPRESENTATIONS AND WARRANTIES IN LOAN SALES

     The Company engages in bulk loan sales pursuant to agreements that generally require the Company to repurchase or substitute loans in the event of a breach of a representation or warranty made by the Company to the loan purchaser, any misrepresentation during the mortgage loan origination process or, in some cases, upon any fraud or first payment default on such mortgage loans.

     For loans the Company purchases from mortgage companies, banks and other originators, the Company generally limits the potential remedies of the institutions to which the Company later sells the loans to the potential remedies the Company receives from the parties from whom the Company purchased the loans. However, in some cases, the remedies available to a purchaser of loans from the Company may be broader than those available to the Company against the originators of such loans, and, even where this is not the case, should a purchaser enforce its remedies against the Company, the Company may not always be able to enforce its remedies against the related originators.


     Any claims asserted against the Company in the future by one of its loan purchasers may result in liabilities or legal expenses that could have a material adverse effect on the Company's results of operations and financial condition.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

     Approximately 37% of the dollar volume of loans originated or purchased by the Company during 1996 were secured by properties located in California. No other state contained properties securing more than 10% of the dollar volume of loans originated or purchased by the Company during 1996. Although the Company has a nationwide independent broker network and a developing regional processing center network, the Company is likely to continue to have a significant amount of its loan originations and purchases in California for the foreseeable future, primarily because California represents a significant portion of the national mortgage marketplace. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the California economy and its residential real estate market. The California economy experienced a slowdown or recession in recent years that has been accompanied by a sustained decline in the California real estate market. Residential real estate market declines may adversely affect the values of the properties securing loans such that the principal balances of such loans will equal or exceed the value of the mortgaged properties. Reduced collateral value will adversely affect the volume of the Company's loans as well as the pricing of the Company's loans and the Company's ability to sell its loans. See "-- Economic Slowdown and Decline in Collateral Value May Adversely Affect Volume of Loans" and "-- Focus on Credit Impaired Borrowers May Result in Increased Delinquency Rates, Foreclosures and Losses."


     In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay loans made by the Company. Because the Company sells its loans on a forward basis, it is not exposed to the risk of loan delinquencies and defaults (except to the extent they affect servicing rights) unless the Company is required to repurchase or substitute a loan due to a breach of a representation or warranty in connection with a loan sale, or, under certain circumstances, due to fraud or default on the first payment due after sale. However, any sustained period of increased delinquencies or defaults could adversely affect the pricing of the Company's loan sales and the ability of the Company to sell its loans. The existence of adverse economic conditions or the occurrence of such natural disasters in California could have a material adverse effect on the Company's results of operations and financial condition.


ABILITY OF THE COMPANY TO IMPLEMENT ITS GROWTH STRATEGY

     The Company's growth strategy involves expanding its broker-sourced loan business through increased penetration into existing markets and expansion into new markets and developing a direct-sourced loan origination business while maintaining its customary premiums on sale, interest rate spreads and underwriting criteria. Implementation of this strategy will depend in large part on the Company's ability to (i) expand its independent mortgage broker network and establish direct-sourced origination activities in markets with a sufficient concentration of borrowers meeting the Company's underwriting criteria, (ii) hire, train and retain skilled employees, and (iii) continue to expand in the face of increasing competition from other mortgage lenders. There can be no assurance that the Company will be able to implement these growth strategies, or that such strategies will be effective. See "Business."

DEPENDENCE ON A LIMITED NUMBER OF KEY PERSONNEL


     The Company's growth and development to date have been largely dependent upon the services of M. Jack Mayesh, Edward Resendez, and Frank Curry, Chairman of the Board and Chief Executive Officer, President and Executive Vice President of the Company, respectively. The loss of Messrs. Mayesh's, Resendez's or Curry's services for any reason could have a material adverse effect on the Company. The Company is entering into employment agreements with Messrs. Mayesh, Resendez and Curry at or before the consummation of this Offering. See "Management -- Management Compensation and Employment Agreements."


INCOME TAX RISK


     As a result of the Offering, the tax basis of the assets transferred by Old Long Beach to LBFC will be increased, in the hands of LBFC, to their fair market value (determined by reference to the initial public offering price). Such tax basis is generally expected to produce a tax benefit to LBFC in future years through depreciation or amortization deductions or through decreased gain or (subject to certain limitations) increased loss on a disposition of any LBFC asset. However, the "anti-churning" rules under Section 197 of the Internal Revenue Code of 1986, as amended (the "Code"), might apply to disallow such amortization with respect to certain intangible assets of LBFC. LBFC will record a deferred tax asset (with a corresponding credit to additional paid-in capital) for the tax effect of the excess of the tax basis of LBFC assets following the Offering over their net book value. Solely for financial accounting and reporting purposes, such tax basis will be reduced to take into account LBFC's assessment of the possible application of the "anti-churning" rules under
Section 197 of the Code, which generally apply to the sale or transfer of certain types of intangible assets between related parties. LBFC's best estimate of the amount of this uncertainty is subject to revisions and resolution of the uncertainty may not occur until such time as an audit of LBFC's tax return for the period ended December 31, 1997, or any subsequent year in which amortization deductions are claimed, is completed by the IRS. Any revisions to the deferred tax asset resulting from resolution of this uncertainty will be offset by a corresponding charge or credit directly to additional paid-in capital at the time such resolution occurs. No assurances can be given that the anti-churning rules will not be applied to disallow amortization with respect to a significant portion of LBFC's deferred tax asset, that LBFC will generate sufficient taxable income to realize the deferred tax asset through future deductions, or that changes in applicable tax law (possibly on a retroactive basis) will not limit LBFC's ability to take such deductions.



     Based upon an assumed initial public offering price of $11.00 per share, the pro forma excess of the tax basis of LBFC's net assets (determined for financial accounting and reporting purposes as described above) over their pro forma net book value at December 31, 1996 is approximately $230.0 million resulting in a pro forma gross deferred tax asset of $92.0 million. Based upon LBFC's preliminary assessments, a valuation allowance of $56.0 million has been provided for the potential that the IRS may disallow some portion of the resulting deduction. The unaudited pro forma consolidated statement of financial condition reflects a net deferred tax asset of $36.0 million. For income tax purposes, LBFC intends to amortize, over a 15-year period, all or a portion of the intangible assets acquired from Old Long Beach in the Reorganization.


POSSIBLE VOLATILITY OF STOCK PRICE


     The market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the mortgage finance industry or the financial services sector generally, such as interest rate movements, quarterly variations or changes in financial estimates by securities analysts and a significant reduction in the price of the stock of another participant in the mortgage finance industry. In addition, the Company's operating income on a quarterly basis is significantly dependent upon, among other things, the successful completion of the Company's loan sales at a premium in the secondary market for sub-prime mortgages. See "-- Risk of Variations in Quarterly Operating Results." The inability of the Company to complete significant loan sales transactions in a particular quarter may have a material adverse effect on the Company's results of operations for that quarter and could, therefore, negatively impact the price of the Common Stock.

DILUTION RISK

     The initial public offering price per share of Common Stock will exceed the net tangible book value per share of Common Stock. Accordingly, the purchasers of Common Stock will experience immediate and substantial dilution in the net tangible book value of their equity investment in the Company. See "Dilution."

ABSENCE OF A PUBLIC MARKET; DETERMINATION OF OFFERING PRICE

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations between the Selling Stockholder and representatives of the Underwriters. See "Underwriting" for factors to be considered in determining the initial public offering price. There can be no assurance that a regular trading market for the Common Stock will develop after this Offering or, if developed, that a public trading market can be sustained. The initial public offering price will not necessarily reflect, and may be higher than, the market price of the Common Stock after this Offering.

ANTI-TAKEOVER EFFECT OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital
Stock -- Certain Provisions of Delaware Law."

RESTRICTIONS ON FUTURE SALES BY STOCKHOLDERS; EFFECT ON SHARE PRICE OF SHARES AVAILABLE FOR FUTURE SALE

     If the Underwriters' over-allotment option is not exercised in full, the Selling Stockholder will be subject to certain lock-up restrictions with respect to its ability to sell or otherwise dispose of any shares of Common Stock it owns for a period of 180 days from the date of completion of this Offering without the prior written consent of the Representative of the Underwriters and the Company. When such lock-up restrictions lapse, such shares of Common Stock may be sold in the public market or otherwise disposed of, subject to compliance with applicable securities laws. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale." In addition, if the Underwriters' over-allotment option is not exercised in full, a substantial competitor of the Company (the Selling Stockholder) will hold up to 3,250,000 shares of the Company's Common Stock.

                                 REORGANIZATION


     The Company's broker-sourced mortgage business was begun in 1988 by Long Beach Savings and Loan Association (later known as Long Beach Bank, F.S.B.). In order to gain greater operating flexibility and improve its ability to compete against other financial services companies, in October 1994 Long Beach Bank, F.S.B. ceased operations, voluntarily surrendered its federal thrift charter and transferred the broker-sourced business, along with its direct-sourced business and loan servicing operations, to Old Long Beach, which prior to the Reorganization has operated under the name "Long Beach Mortgage Company."



     In the Reorganization, Old Long Beach is reorganizing its business operations by transferring to LBFC the assets (including independent broker lists, trade name, office leases and furniture, fixtures and equipment) and personnel related to Old Long Beach's broker-sourced mortgage lending and loan sales operations and approximately $40 million in cash in exchange for 25,000,000 shares of Common Stock, 21,750,000 of which are being sold pursuant to this Offering (25,000,000 if the Underwriters' over-allotment option is exercised in full). The assets being transferred to LBFC include loans in process as of the time of the Reorganization but do not include loans funded prior to the Reorganization or servicing rights with respect to loans funded prior to the Reorganization. LBFC will have no interest in Old Long Beach's direct-sourced mortgage lending or loan servicing operations, which are being retained by Old Long Beach after the Reorganization. In the Reorganization, LBFC is acquiring the right to the "Long Beach Mortgage Company" name and the intangible benefits related to the name and Old Long Beach will no longer use the name in its business.



     After the Reorganization, LBFC's broker-sourced business will be conducted by New Long Beach, a wholly owned subsidiary of LBFC, under the "Long Beach Mortgage Company" name. The Company is not assuming any of the liabilities of Old Long Beach arising from Old Long Beach's lending or loan servicing activities prior to the Reorganization other than certain liabilities relating to the assets or personnel being transferred. However, as a successor to Old Long Beach, New Long Beach will be bound by the terms of the settlement agreement between Old Long Beach and the DOJ. See "Business -- Department of Justice Settlement Agreement."



     In the Reorganization, Old Long Beach will be obligated to sell the shares of Common Stock offered hereby at the time it transfers to LBFC the assets and personnel related to its broker-sourced mortgage lending and loan sales operations. In the opinion of counsel to the Company, the transfer of the assets and personnel by Old Long Beach to LBFC in exchange for 25,000,000 shares of Common Stock will be treated for federal income tax purposes as a taxable sale of assets. As a result of the Offering, the tax basis (for income tax purposes) of the assets transferred from Old Long Beach to LBFC in the Reorganization will be increased, in the hands of LBFC, to their fair market value (determined by reference to the initial public offering price). Such tax basis is generally expected to produce a tax benefit to LBFC in future tax years through depreciation or amortization deductions or through decreased gain or (subject to certain limitations) increased loss on a disposition of any LBFC asset. However, the "anti-churning" rules under Section 197 of the Code (generally applicable to the sale or transfer of certain types of intangible assets between related parties), might apply to disallow such amortization with respect to certain intangible assets of LBFC.



     Pursuant to the requirements of Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes," LBFC will record a deferred tax asset (with a corresponding credit to additional paid in capital) for the tax effect of the excess of the tax basis of LBFC's assets following the Offering over their net book value. Solely for financial accounting and reporting purposes, such tax basis will be reduced to take into account management's assessment of the possible application of the "anti-churning" rules under
Section 197 of the Code. Adjustments of the net deferred tax asset attributable to the resolution of the uncertainties associated with provisions of the Code will be charged against or credited to additional paid in capital. See "Risk Factors -- Income Tax Risk."


     Prior to the Reorganization, the Company funded loans by borrowing under Old Long Beach's revolving warehouse credit facility. Because this facility will not be available to the Company after the completion of this Offering, the Company is obtaining the Warehouse Financing Facility. It is a condition precedent to the Reorganization and the consummation of this Offering that the Company obtain the Warehouse Financing Facility. See "Business -- Financing and Sale of Loans -- Warehouse Financing Facility."

     Old Long Beach has entered into a forward loan sale contract under which it has committed to deliver loans, if any, that will be originated by the Company prior to April 1, 1997. The Company will sell any such loans to Old Long Beach at the same price that Old Long Beach has committed to sell such loans to its loan purchaser in order to enable Old Long Beach to fulfill this commitment. The Company expects that loans originated by the Company on or after April 1, 1997 will be sold by it pursuant to forward whole loan sales contracts entered into directly with the purchasers.


     As part of the contribution agreement Old Long Beach and the Company are entering into in connection with the Reorganization, Old Long Beach and the corporate parent of Old Long Beach have agreed to indemnify the Company for certain income tax liabilities. See "Certain Transactions -- Contribution Agreement."


     Following the Reorganization, the Company will not have the internal capability to support certain administrative services such as finance and accounting technical support, some employee benefits administration functions, data processing and information services because these services have historically been provided by Old Long Beach. Old Long Beach is contracting to continue to provide these services to the Company after the Reorganization until the Company develops the capability internally. The Company anticipates that it will be able to perform these services internally within one year after the Reorganization. See "Certain Transactions -- Administrative Services Agreements."

     Because the personnel that have historically conducted Old Long Beach's secondary market sales activities will be employed by the Company after the Reorganization, Old Long Beach initially will not have the expertise to conduct sales of the loans that it originates after the Reorganization. The Company is agreeing to provide secondary market sales services to Old Long Beach until Old Long Beach develops the necessary level of expertise to conduct loan sales itself. See "Certain Transactions -- Administrative Services Agreements."


     Following the Reorganization, the Sub-Servicer (a division of Old Long Beach) will sub-service the loans originated or purchased by the Company. See "Business -- Servicing" and "Certain Transactions -- Loan Sub-Servicing Agreement."


     Old Long Beach currently owns 100% of the issued and outstanding capital stock of LBFC and is selling 87.0% of the capital stock in this Offering. The remaining 13.0% is subject to the Underwriters' over-allotment option. If the over-allotment option is exercised in full, Old Long Beach will have no ownership interest in the Company after this Offering.


     Old Long Beach and the Company will be free to compete against each other after the completion of this Offering, although each is agreeing not to solicit or hire the employees of the other for five years following the Reorganization.


                                   DIVIDENDS


     LBFC does not anticipate declaring or paying any cash dividends in the foreseeable future.

                                    DILUTION


     The pro forma net tangible book value of the Company's Common Stock as of December 31, 1996, was $76.0 million, or $3.04 per share. Pro forma net tangible book value per share has been determined by dividing the pro forma tangible net worth of the Company (total assets less intangible assets and total liabilities) after giving effect to the Reorganization by 25,000,000 shares outstanding and without taking into account any changes in such pro forma net tangible book value after December 31, 1996. Assuming an initial public offering price of $11.00 per share, new stockholders will experience immediate dilution of $7.96 per share. Dilution to new stockholders is determined by subtracting the pro forma net tangible book value per share after this Offering from the initial public offering price per share. The following table illustrates this dilution.



    Initial public offering price per share......................................   $11.00
      Pro forma net tangible book value per share before Offering.........  $3.04(1)
      Increase per share attributable to sale of Common Stock.............     --
                                                                            -----
    Pro forma net tangible book value per share after Offering...................     3.04(1)
                                                                                    ------
    Dilution per share to new investors..........................................   $ 7.96
                                                                                    ======


---------------

(1) Includes $1.44 per share attributable to the deferred income tax asset.

     See "Reorganization" and "Unaudited Pro Forma Consolidated Financial Data."

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of Long Beach Mortgage Company Broker-Sourced Loan Division as of December 31, 1996 and the pro forma capitalization to reflect the Reorganization and the sale of shares by the Selling Stockholder. See "Reorganization." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere herein.


                                                                     ACTUAL      PRO FORMA(1)(2)
                                                                    --------     ---------------
                                                                           (IN THOUSANDS)
DEBT:
  Short-term borrowings due under warehouse financing facility....  $ 72,829        $      --
                                                                    --------         --------
STOCKHOLDERS' EQUITY:
  Divisional equity...............................................     1,137               --
  Preferred Stock, $.001 par value, 25,000,000 shares authorized,
     no shares outstanding actual and pro forma...................        --               --
  Common Stock, $.001 par value, 150,000,000 shares authorized, 1 share issued and outstanding (actual), 25,000,000 shares
     issued and outstanding (pro forma)(3)........................        --               25
  Additional Paid-in Capital......................................        --           75,934
  Retained Earnings...............................................        --               --
                                                                    --------         --------
          Total Stockholders' Equity..............................     1,137           75,959
                                                                    --------         --------
          Total Capitalization....................................  $  1,137        $  75,959
                                                                    ========         ========


---------------
(1) See "Unaudited Pro Forma Consolidated Financial Data."

(2) See "Reorganization."

(3) Excludes 3,000,000 shares of Common Stock reserved for issuance under the 1997 Stock Incentive Plan. See "Management -- 1997 Stock Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)


     The following table sets forth selected consolidated financial data as of the period ended or for the periods presented. The selected consolidated financial data of the Company presented for the years ended December 31, 1994, 1995 and 1996 and as of December 31, 1995 and 1996 are derived from financial statements of the Company audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data of the Company presented for the years ended December 31, 1992 and 1993 and as of December 31, 1992, 1993 and 1994 are derived from unaudited financial statements of the Company. In the opinion of the Company, such unaudited financial statements reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of such periods. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, the Financial Statements of the Company and related Notes thereto that appear elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                      YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------------
                                                                                                          PRO FORMA
                                                 1992        1993        1994        1995        1996      1996(1)
                                                -------     -------     -------     -------     -------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Gain on sales of loans......................  $33,107     $23,675     $21,668     $31,691     $50,699   $   49,465
  Loan servicing and other fees...............       --          --          --          --          --        1,529(2)
  Interest income.............................    9,016       3,493       2,510       2,494       3,275        5,369
                                                -------     -------     -------     -------     -------   ----------
         Total revenues.......................   42,123      27,168      24,178      34,185      53,974       56,363
Expenses:
  Selling, general and administrative.........   13,498      12,823      22,328      21,912      35,188       37,778
  Interest....................................    5,558       2,453       1,814       2,312       2,814        3,140
                                                -------     -------     -------     -------     -------   ----------
         Total expenses.......................   19,056      15,276      24,142      24,224      38,002       40,918
                                                -------     -------     -------     -------     -------   ----------
Income before provision for income taxes......   23,067      11,892          36       9,961      15,972       15,445
Provision for income taxes....................   12,182       6,280          14       4,169       6,580        6,363
                                                -------     -------     -------     -------     -------   ----------
Net income....................................  $10,885     $ 5,612     $    22     $ 5,792     $ 9,392   $    9,082
                                                =======     =======     =======     =======     =======   ==========
Pro forma earnings per share(3)...............                                                            $      .36
                                                                                                          ==========
Pro forma weighted average number of shares
  outstanding(3)..............................                                                            25,000,000
                                                                                                          ==========


                                                                         AS OF DECEMBER 31,
                                                --------------------------------------------------------------------
                                                                                                          PRO FORMA
                                                 1992        1993        1994        1995        1996      1996(1)
                                                -------     -------     -------     -------     -------   ----------
STATEMENT OF FINANCIAL CONDITION DATA:
Cash..........................................  $    --     $    --     $    --     $    --     $    --   $   40,000
Loans held for sale...........................   19,678       9,950      10,364      21,342      49,580           --
Deferred income taxes.........................       --          --          --         882       2,120       36,000
Total assets..................................   20,525      10,887      12,529      24,778      79,750       78,215
Warehouse financing facility..................       --          --      11,483      20,613      72,829           --
Total liabilities.............................   20,765      11,014      13,391      23,046      78,613        2,256
Stockholders' equity (deficit)................     (240)       (127)       (862)      1,732       1,137       75,959


---------------

(1) Gives pro forma effect to the Reorganization as if it had occurred as of January 1, 1996 as to the Statement of Operations Data and December 31, 1996 as to the Statement of Financial Condition Data. The pro forma results of operations are not necessarily indicative of the future operations of the Company. See "Unaudited Pro Forma Consolidated Financial Data."

(2) Net of amortization of capitalized mortgage servicing rights of $1.8 million.

(3) Historical earnings per share information for 1992 through 1996 was not deemed meaningful.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a specialty finance company engaged in the business of originating, purchasing and selling sub-prime residential mortgage loans secured by one-to-four family residences. The Company's core borrower base consists of individuals who do not qualify for traditional "A" credit because their credit history, income or other factors cause them not to conform to standard agency lending criteria. The Company originates loans through independent mortgage brokers and, to a lesser extent, purchases loans from smaller mortgage companies and commercial banks. Substantially all of the Company's loan originations and purchases are sold in the secondary market through loan sales in which the Company disposes of its entire economic interest in the loans for cash, except for the related servicing rights which it retains in most cases. See "Business."

     The following table shows the Company's loan originations and purchases and loan sales for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          1994         1995          1996
                                                        --------     --------     ----------
                                                               (DOLLARS IN THOUSANDS)
    Loan originations and purchases...................  $565,547     $592,542     $1,058,122
    Loan sales........................................   562,054      580,366      1,029,789


     Revenue is derived primarily from gain on sales of loans and interest income from loans held for sale. The key factors that affect the Company's revenue are (i) the volume of loans originated and purchased, (ii) the premium over principal amount received in loan sales, (iii) origination points received or paid, (iv) origination fees received and (v) the differential between the interest rate on borrowings under Old Long Beach's revolving warehouse credit facility and the interest rate of loans held for sale. Loan sales premium is affected by, among other things, the interest rate and/or margin of the loans sold. Revenues increased to $54.0 million in 1996 compared to $34.2 million and $24.2 million in 1995 and 1994, respectively.


     Expenses are incurred for, among other things, compensation and employee benefits, rent and other occupancy costs, office supplies and courier service, depreciation, legal and professional services, and interest. Compensation and employee benefits, which in 1996, 1995 and 1994 accounted for 58.7%, 56.0% and 64.2% of total expenses, respectively, is tied in part to the loan origination volume because the Company's sales force is compensated on a commission basis. Expenses increased to $38.0 million in 1996 compared to $24.2 million and $24.1 million in 1995 and 1994, respectively. Of the expenses incurred in 1996, 1995 and 1994, $8.9 million, $7.0 million and $9.7 million, respectively, consisted of expenses incurred by Old Long Beach which were allocated to the Company. These allocated expenses included executive compensation of parent company corporate officers and legal and professional expenses.

     The Company's net income increased to $9.4 million in 1996 compared to $5.8 million and $22,000 in 1995 and 1994, respectively.

BASIS OF FINANCIAL PRESENTATION

     Prior to the Reorganization, the Company operated as a division of Old Long Beach. As a result, the Company had no separate legal status or existence through December 31, 1996. In the normal course of business, the Company had various transactions with other divisions of Old Long Beach that are material in amount. The financial statements of the Company have been prepared in part from records maintained by Old Long Beach. The historical financial statements of the Company may not necessarily be indicative of the conditions that would have existed if the Company had operated as an independent entity.

     The financial statements of the Company reflect the assets, liabilities, revenues and expenses that were directly related to the continuing operations of the Company as they were operated by Old Long Beach. Old Long Beach's historical cost basis of the assets and liabilities has been carried over to the Company. The financial statements reflect key assumptions regarding the allocation of certain revenue and expense items and certain balance sheet accounts, many of which could be material. In particular, in cases involving assets, liabilities, revenues and expenses not specifically identifiable to any particular division of Old Long Beach, certain allocations were made to reflect the operations of the Company. These allocations were based on a variety of factors which management believes provide a reliable basis for the financial statements.

RESULTS OF OPERATIONS

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     The Company had substantial growth in 1996 as a result of increased loan originations and purchases in both existing and new markets. Total revenues increased $19.8 million or 57.9% to $54.0 million in 1996 from $34.2 million in 1995. During the same period, the Company's total expenses increased $13.8 million or 56.9% to $38.0 million in 1996 compared to $24.2 million in 1995. As a result, net income increased $3.6 million or 62.2% to $9.4 million in 1996 from $5.8 million in 1995.

     Revenues. The following table sets forth the components of the Company's revenues for the periods indicated:

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Gain on sales of loans...........................................  $31,691     $50,699
    Interest income..................................................    2,494       3,275
                                                                       -------     -------
              Total revenues.........................................  $34,185     $53,974
                                                                       =======     =======

     The increase in revenues was due primarily to an increase of $465.6 million or 78.6% in loan originations and purchases to approximately $1.1 billion in 1996 compared to $592.5 million in 1995, which resulted in increased loan sales. The increase in loan originations and purchases was due to both increased production in existing markets and expansion into new markets.

     Gain on sales of loans increased $19.0 million or 60.0% to $50.7 million in 1996 from $31.7 million in 1995. The increase was due primarily to the 78.6% increase in loan originations and purchases during 1996. Total loans of approximately $1.0 billion were sold in 1996 with a weighted average gain on sale of 4.92%. During 1995, total loans of $580.4 million were sold with a weighted average gain on sale of 5.46%. The decline in weighted average gain on sale was attributable to fixed rate loans, which typically yield a lower average gain on sale than adjustable rate loans, constituting 37.1% of the loans sold in 1996 compared to 13.3% of the loans sold in 1995.

     Interest income increased $0.8 million or 31.3% to $3.3 million in 1996 from $2.5 million in 1995. This increase was due to a higher balance of loans held for sale during 1996 as a result of the increase in loan originations and purchases during the year. The Company's average balance of loans held for sale increased $12.3 million or 61.1% to $32.6 million in 1996 from $20.2 million in 1995.

     Expenses. The following table sets forth the components of the Company's expenses for the periods indicated:

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Compensation and employee benefits...............................  $13,564     $22,299
    Rent and other occupancy costs...................................    3,258       4,188
    Office supplies and courier service..............................      816       1,903
    Depreciation.....................................................      667       1,025
    Legal and professional...........................................    1,082       1,828
    Interest.........................................................    2,312       2,814
    Other............................................................    2,525       3,945
                                                                       -------     -------
                                                                       $24,224     $38,002
                                                                       =======     =======

     Total expenses increased $13.8 million or 56.9% to $38.0 million in 1996 from $24.2 million in 1995, due in large part to increased compensation and other personnel costs related to the 78.6% increase in loan originations and purchases during 1996.

     Compensation and employee benefits expense increased $8.7 million or 64.4% to $22.3 million in 1996 from $13.6 million in 1995. This increase was due primarily to increased commissions paid during 1996 to the sales force as a result of the increased loan originations during the year as well as increased staffing required to support the increase in loan origination and purchase volume. During 1996, the Company's full time personnel increased to 338 from 175 at December 31, 1995.

     Rent and other occupancy costs increased $0.9 million or 28.5% to $4.2 million in 1996 from $3.3 million in 1995. This was due to the establishment of 18 new loan origination offices and two regional processing centers and the relocation of the corporate headquarters to a larger facility during 1996.

     Office supplies and courier service expense increased $1.1 million or 133.2% to $1.9 million in 1996 from $0.8 million in 1995. The increase was due to the expansion of the Company's loan origination office network and increased loan originations during 1996.

     Depreciation increased $0.4 million or 53.7% to $1.0 million in 1996 from $0.7 million in 1995. The increase was attributable to additional computer and office equipment necessary to support the Company's expanded work force.

     Legal and professional expenses increased $0.7 million or 68.9% to $1.8 million in 1996 from $1.1 million in 1995. This was due primarily to the higher level of legal and professional services required to complete the DOJ settlement in September 1996. See "Business -- Department of Justice Settlement Agreement."

     Interest expense increased $0.5 million or 21.7% to $2.8 million in 1996 from $2.3 million in 1995. The increase was due to greater short-term borrowings in 1996 to fund the increased loan originations and purchases.

     Other expenses increased $1.4 million or 56.2% to $3.9 million in 1996 from $2.5 million in 1995. This was due in large part to the incurrence of $1.1 million of DOJ settlement costs in 1996 compared to $0.3 million of settlement costs in 1995, as well as to a $0.4 million increase in marketing expenses attributable to an expansion of the Company's marketing program.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     In 1995 the Company substantially improved its operating results by increasing premiums on its loan sales and reducing expenses after a workforce reduction. In addition, 1995 marked the first full year utilizing three new core operating computer systems as well as the first full year operating as a mortgage company rather than a federally-chartered thrift. As a mortgage company, the Company was able to offer certain loan products that it could not offer as a thrift. Total revenues increased $10.0 million or 41.4% to $34.2 million in 1995 from $24.2 million in 1994. During the same period, the Company's total expenses increased $0.1 million or 0.3% to $24.2 million in 1995 from $24.1 million in 1994. As a result, net income increased to $5.8 million in 1995 from $22,000 in 1994.

     Revenues. The following table sets forth the components of the Company's revenues for the periods indicated:

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Gain on sales of loans...........................................  $21,668     $31,691
    Interest income..................................................    2,510       2,494
                                                                       -------     -------
                                                                       $24,178     $34,185
                                                                       =======     =======

     The increase in revenues was due primarily to an 46.3% increase in gain on sales of loans. Loan originations and purchases increased $27.0 million or 4.8% to $592.5 million in 1995 from $565.5 million in 1994.


     Gain on sales of loans increased $10.0 million or 46.3% to $31.7 million in 1995 from $21.7 million in 1994. This was due primarily to (i) a 41.5% increase in weighted average gain on sale to 5.46% in 1995 from 3.86% in 1994 and (ii) $4.1 million of gain recognized during 1995 due to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights" as of January 1, 1995. The Company improved the weighted average gain on sale by selling loans in 1995 to large institutional purchasers who were willing to pay higher premiums than the Company's past purchasers. These institutional buyers were willing to pay higher premiums because their strategy of securitizing the loans and keeping the residual interest supported a higher cost structure than that of the whole loan purchasers to whom the Company had previously sold loans. SFAS No. 122 requires the Company, upon the sale of servicing retained mortgages, to capitalize the cost associated with the right to service loans based on their relative fair values. As a result, the Company will recognize more revenue when a loan is sold and less revenue over the period that such loan is serviced.



     Interest income remained unchanged during 1995 compared to 1994, because a reduction in the time period between the funding of loans and the delivery of the loans to the whole loan purchasers was offset by an increase in the differential between the interest rate on borrowings under Old Long Beach's revolving warehouse credit facility and the interest rates of loans held for sale. In 1995, the Company typically delivered loans to purchasers nine times during each quarter compared to three times a quarter in 1994.


     Expenses. The following table sets forth the components of the Company's expenses for the periods indicated:

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Compensation and employee benefits...............................  $15,496     $13,564
    Rent and other occupancy costs...................................    2,565       3,258
    Office supplies and courier service..............................      712         816
    Depreciation.....................................................      281         667
    Legal and professional...........................................    1,443       1,082
    Interest.........................................................    1,814       2,312
    Other............................................................    1,831       2,525
                                                                       -------     -------
                                                                       $24,142     $24,224
                                                                       =======     =======

     Total expenses increased $0.1 million or 0.3% to $24.2 million in 1995 from $24.1 million in 1994. This was due in large part to increases in rent, depreciation and interest expense, offset in part by decreases in compensation and legal and professional services.

     Compensation and employee benefit expense decreased $1.9 million or 12.5% to $13.6 million in 1995 from $15.5 million in 1994. The decrease was due to (i) the elimination of several positions that were no longer required after October 1994 when the Company ceased to operate as a division of a thrift, and (ii) a reduction in the Company's non-production work force in January 1995, partially offset by an increase in the Company's sales force. The work force reduction was made possible by the implementation of the Company's new computerized systems in October 1994, which substantially improved processing efficiency.

     Rent and other occupancy costs increased $0.7 million or 27.0% to $3.3 million in 1995 from $2.6 million in 1994. The increase was due to the establishment of 21 new loan origination offices and the first regional processing center during 1995.

     Office supplies and courier service expense increased $0.1 million or 14.6% to $0.8 million in 1995 from $0.7 million in 1994. The increase was due to the expansion of the Company's loan origination office network and increased loan originations.

     Depreciation increased $0.4 million or 137.4% to $0.7 million in 1995 from $0.3 million in 1994. This was due to additional computer equipment to support the new loan origination system and the expanded loan origination office network.

     Legal and professional expenses decreased $0.4 million or 25.0% to $1.1 million in 1995 from $1.4 million in 1994. The decrease was due primarily to the legal expenses incurred in 1994 in connection with the transition from a federally-chartered thrift to a mortgage company.


     Interest expense increased $0.5 million or 27.5% to $2.3 million in 1995 from $1.8 million in 1994. This was due to the fact that interest rates on borrowings to fund loans were higher after October 1994 than before. Prior to that time, the Company operated as a division of Long Beach Bank, F.S.B., and funded loans through the bank's deposits, but after converting to a mortgage company the Company funded loans through borrowings under Old Long Beach's revolving warehouse credit facility.


     Other expenses increased $0.7 million or 37.9% to $2.5 million in 1995 from $1.8 million in 1994. The increase was due primarily to a $0.3 million accrual in 1995 with respect to the DOJ settlement and a $0.2 million increase in marketing expenses.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically generated positive cash flow. The Company's sources of cash flow include loan sales at a premium, net interest income and borrowings under its Warehouse Financing Facility. The Company enters into forward loan sales contracts under which it commits to deliver loans to be originated or purchased by the Company at a future date. The Company sells loans at a premium several times a quarter pursuant to such contracts. The Company's uses of cash include the funding of loan originations and purchases, payment of interest expenses, repayment of the Warehouse Financing Facility, operating and administrative expenses, income taxes and capital expenditures. Capital expenditures totaled $1.2 million, $0.7 million and $1.7 million for the years ended December 31, 1996, 1995 and 1994, respectively.


     The Company funds its business through cash reserves and a revolving warehouse credit facility under which it borrows money to finance the origination and purchase of loans. The Company repays borrowings with the proceeds of its loan sales. Prior to the Reorganization, the Company funded loans by borrowing under Old Long Beach's revolving warehouse credit facility. After the Reorganization, the Company will have in place a $200 million Warehouse Financing Facility with terms substantially similar to Old Long Beach's revolving warehouse credit facility. Borrowings under the Warehouse Financing Facility for a particular loan may remain outstanding for no more than 120 days, except for an aggregate amount not to exceed $10 million, which may remain outstanding for up to 180 days. Borrowings under the Warehouse Financing Facility are permitted up to 98% of the principal balance of the originated and purchased loans and bear interest at rates ranging from 1.375% to 1.625% over the 30-day reserve-adjusted London Inter Bank Offered Rate ("LIBOR"), depending on the level of loan documentation the Company has delivered to the agent for the syndicate of banks providing credit under the Warehouse Financing Facility. The Warehouse Financing Facility also includes a $25 million subline for servicing advances, as well as principal and interest advances, primarily to securityholders in connection with securitizations by purchasers of the Company's loans in which the Company serves as the master servicer, and a $5 million subline which may be used to finance mortgage loans owned by the Company that are in the process of collection or resale to investors. The sublines bear interest at rates ranging from 1.875% to 2.0% over the 30-day reserve-adjusted LIBOR. The Warehouse Financing Facility will expire on March 31, 1999, unless earlier terminated or extended in accordance with its terms. The Warehouse Financing Facility contains financial covenants that (i) New Long Beach maintain tangible net worth equal to at least $25 million, plus 25% of cumulative net earnings, (ii) delinquencies on New Long Beach's mortgage servicing portfolio not exceed 12% and (iii) the ratio of total liabilities to adjusted tangible net worth not exceed 9:1. The Warehouse Financing Facility also contains other affirmative, negative and financial covenants typical of similar credit facilities.


     The Company's ability to continue to originate and purchase loans is dependent in large part upon its ability to sell the loans at a premium in the secondary market in order to generate cash proceeds to repay borrowings under the Warehouse Financing Facility, thereby creating borrowing capacity to fund new originations and purchases. The value of and market for the Company's loans are dependent upon a number of factors, including the loan-to-value ratios and interest rates on the loans, general economic conditions, interest rates and governmental regulations. Adverse changes in such factors may affect the Company's ability to sell loans for acceptable prices within a reasonable period of time. A prolonged, substantial reduction in the size of the secondary market for loans of the type originated or purchased by the Company may adversely affect the Company's ability to sell loans in the secondary market with a consequent adverse impact on the Company's results of operations, financial condition and ability to fund future originations and purchases. During 1996, 1995 and 1994, the Company used cash in the approximate amounts of $1.1 billion, $592.5 million and $565.5 million, respectively, for new loan originations and purchases. During the same periods, the Company received cash proceeds from the sale of loans of $1.0 billion, $580.4 million and $562.1 million, respectively, representing the principal balance of loans sold. The Company received cash proceeds from the premiums on such sale of loans of $48.7 million, $31.3 million and $25.2 million, respectively, for 1996, 1995 and 1994.


     The Company believes that cash flow from operations, including the net proceeds from loan sales, and the borrowings under the Warehouse Financing Facility will be sufficient to fund operating needs and capital expenditures for the next 12 months.

ACCOUNTING CONSIDERATIONS


     Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS No. 127, was issued by the Financial Accounting Standards Board in June 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. It requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value. SFAS No. 125 also requires that servicing assets be measured by allocating the carrying amount between the assets sold and retained interests based on their relative fair values at the date of transfer. Additionally, this statement requires that the servicing assets and liabilities be subsequently measured by
(a) amortization in proportion to and over the period of estimated net servicing income and (b) assessment for asset impairment or increased obligation based on their fair values. As required by the statement, the Company has adopted the new requirements effective January 1, 1997. Upon implementation, the statement did not have material impact on the financial statements of the Company.

                                    BUSINESS
GENERAL


     The Company is a specialty finance company engaged in the business of originating, purchasing and selling sub-prime residential mortgage loans secured by one-to-four family residences. The Company's primary operating strategy is to generate positive cash flow by selling for cash, at a premium, substantially all originated and purchased loans to institutional purchasers several times a quarter. The Company does not currently sell loans through securitizations and therefore retains no residual interests, or the related risks, in the loans sold (except risks associated with servicing rights, which the Company normally retains, and certain repurchase risks associated with representations and warranties). As a result, the Company has less risk than is typically inherent in a mortgage lender's business and has historically had a source of cash flow to fund lending and growth, reducing the need for other sources of financing. See "-- Financing and Sale of Loans." Substantially all loans originated or purchased by the Company are secured by a first priority mortgage on the subject property. In 1996, less than .03% of the principal balance of the loans originated and purchased were secured by second priority mortgages. The Company's core borrower base consists of individuals who do not qualify for traditional "A" credit because their credit history, income verification or other factors cause them not to conform to standard agency lending criteria. Approximately 69% of the principal balance of the loans originated by the Company in 1996 were to borrowers with a Company risk classification of "A-" or "B+," while the remainder were to borrowers with a Company risk classification of "B," "B-," "C" or "C-." See "-- Underwriting."



     The Company has relationships with approximately 7,500 independent approved mortgage brokers located in 43 states. During 1996, approximately 5,000 of these brokers submitted loan packages to the Company and the Company funded loans from approximately 2,800 brokers. The Company's large independent broker network provides comprehensive geographic coverage for the Company's products and reflects the Company's strategy of using a large and diverse group of small brokers to avoid becoming dependent on a few primary producers. During the year ended December 31, 1996, the Company's single largest producing independent broker was responsible for less than 1% of the principal balance of the Company's originations. The Company maintains a close working relationship with brokers through its sales force of approximately 120 account executives located in 63 offices in 32 states. The Company delivers a high level of customer service to brokers by (i) locating its account executives and, to an increasing extent, its loan processing teams, geographically close to the brokers, (ii) actively assisting the brokers in identifying the appropriate product for the borrowers, (iii) applying lending criteria in a consistent manner, (iv) promptly processing loan applications and (v) providing other assistance to brokers to complete loan transactions. A high level of customer service, together with each account executive's and loan processing team's knowledge of the local market and the Company's products, is a key part of the Company's origination strategy.



     The Company (as a division of Long Beach Bank, F.S.B.) began originating sub-prime mortgage loans in Southern California in 1988 and started to expand its business outside of California on a limited basis in 1992. In 1994, the Company began to focus on expansion outside of California. To facilitate this expansion and to permit the Company to provide competitive products and pricing, in October 1994 Long Beach Bank, F.S.B. ceased operations and the Company commenced operations as a mortgage company. Since that time, the Company has experienced significant growth in loan originations and purchases, with approximately $1.1 billion of originations and purchases in 43 states during calendar 1996 compared to $592.5 million in 35 states during calendar 1995 and $565.5 million in 27 states during calendar 1994. Total originations and purchases were $300.7 million during the fourth quarter of 1996, which represents a $122.4 million increase from total originations and purchases during the fourth quarter of 1995. This growth in originations and purchases has resulted in the Company's earnings increasing to $9.4 million in 1996 compared to earnings of $5.8 million and $22,000 in 1995 and 1994, respectively.


     The Company sells substantially all of its originated and purchased loans several times a quarter to institutional purchasers for cash, historically at a premium over the principal balance of the loans. Prior to originating or purchasing loans, the Company obtains a purchase commitment from an institutional purchaser. The Company delivers loans and receives payments for the loans shortly after funding. This strategy, as opposed to securitizations, in which a residual interest in future payments on the loans is retained, provides certain benefits. The Company receives cash revenue, rather than recognizing non-cash revenue attributable to residual interests, as is the case in securitizations. The Company thereby avoids the risk present in securitizations of having to adjust revenue in future periods to reflect a lower realization on residual interests because actual prepayments or defaults exceeded levels assumed at the time of securitization. By selling its originated and purchased loans, the Company also reduces its exposure to default risk (other than certain first payment defaults) and prepayment risk normally inherent in a mortgage lender's business. The Company may also be required to repurchase or substitute loans in the event of a breach of representations and warranties, including any fraud or any misrepresentation during the mortgage loan origination process, and retains the risk of having to adjust noncash revenue attributable to the realization of the retained servicing rights. Management believes that the cash received in loan sales provides the Company greater flexibility and operating leverage than a traditional portfolio lender, which holds the loans it originates, by allowing the Company to generate income through interest on loans held for sale and gain on loans sold. Loan sales have been an important factor in generating the Company's historic earnings and creating consistent positive cash flow to fund operations.


     Substantially all of the loans originated by the Company while it operated as a division of Old Long Beach are serviced by the Sub-Servicer. The Sub-Servicer and the Company are entering into a contract pursuant to which the Sub-Servicer will sub-service loans originated or purchased by the Company following the Reorganization. The Sub-Servicer is one of the largest and most experienced sub-prime mortgage servicers in the nation, with a servicing portfolio of approximately $3.5 billion of sub-prime mortgage loans at December 31, 1996. Since the servicing procedures of the Sub-Servicer were developed while the Company was part of Old Long Beach and are coordinated with the Company's origination practices, management believes that the Sub-Servicer will be able to provide faster and more effective servicing of the Company's loans than another independent servicer. See "-- Servicing."


     The Company believes that its primary strengths are the following:

     - Established Position in the Sub-Prime Mortgage Lending Industry. The Company was one of the original lenders in the sub-prime mortgage lending industry and its volume of loans originated or purchased has been consistently strong even during past down-turns in the local and regional economies in which it operates. Management believes that the Company is recognized by independent brokers, institutional loan purchasers, issuers of asset-backed securities and rating agencies as being able to effectively originate and sell loans on a consistent basis.


     - Experienced Personnel With Performance-Based Compensation. The Company's management, as well as many members of its staff, have worked in the sub-prime lending industry for many years. Messrs. Jack Mayesh, Edward Resendez and Frank Curry, the Company's Chief Executive Officer, President and Executive Vice President, respectively, have 45 years of sub-prime industry experience collectively and have worked together at the Company for nine years. The Company's compensation structure is designed to incentivize its personnel to work toward maximizing overall Company performance. The Company intends to use stock options to incentivize key employees as well as senior management after this Offering.


     - Regional Processing Teams. The Company's markets are serviced by 15 regional processing teams. Each team is a self-contained mortgage banking team linked to the home office through a computer network that, in most cases, can conduct all loan origination and production functions in its region within guidelines established by the home office. This concept of regional processing teams, which the Company believes is unique in the industry, enables the Company to more effectively anticipate and respond to broker and borrower needs in each region and avoids origination and production bottlenecks that can occur in a system where these functions are centralized at the home office. In addition, management believes that these teams enable the Company to move more rapidly into newly identified markets.

     - Thoroughly Trained Personnel. Before commencing regular operations, each new employee of the Company receives training through the Company's three-part training program which includes computer-based training, classroom training and extensive on-the-job training. In many cases, this training includes cross-training regarding other functions to enhance coordination between personnel. The Company believes that its training program improves efficiency and the quality of the loans it produces.

     - Extensive Technological Capability. The Company utilizes a nationwide communication system and computer network in all aspects of operations from origination through funding, which enables it to, among other things, maximize work flow by efficiently originating, underwriting and closing loans. In addition, these systems link Company personnel in the field to the home office and enable senior management to monitor all regional functions on a real time basis.

     - Efficiency of Operations. The Company operates efficiently due to its high volume of loans (which produce economies of scale) and consistency in applying underwriting standards, which reduces non-qualifying submissions from brokers, thereby increasing the Company's funding to submission ratio. The Company believes its infrastructure is adequate to support anticipated growth.

     The Company seeks to profitably expand its broker-sourced loan business through increased penetration in its existing markets and expansion into new geographic markets. Elements in achieving these objectives include the following: (i) expanding the account executive network to reach new brokers;
(ii) developing and implementing a centralized telemarketing campaign and increasing coordination between the Company's centralized marketing efforts and the account executives in the field; (iii) developing and implementing electronic broker support systems (including electronic loan application submission and risk classification through the Company's wide-area network); and
(iv) expanding the automation of the underwriting process in order to increase the number of loan applications processed by each underwriter in a given day.

     Although the Company currently conducts primarily broker-sourced business, the Company intends to develop a fully integrated mortgage banking business. An important step in this expansion is the planned commencement during 1997 of direct-sourced loan origination activities, which will provide the Company with an additional distribution channel for its products. See "-- Loan Origination and Purchasing -- Direct-Sourced Loan Operations."

LOAN ORIGINATION AND PURCHASING

     The Company originates loans through Company-approved independent mortgage brokers and, to a lesser extent, purchases loans from other mortgage banking companies. The following table shows certain combined data regarding the Company's loan originations and purchases for the periods indicated:


                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          1994         1995          1996
                                                        --------     --------     ----------
                                                               (DOLLARS IN THOUSANDS)
    Aggregate Principal Balance.......................  $565,547     $592,542     $1,058,122
    Number of Loans...................................     4,883        6,008         10,041
    Average Principal Balance per Loan................  $    116     $     99     $      105
    Combined Weighted Average Loan-to-Value(1)(2).....      69.1%        72.2%          75.0%
    Weighted Average Fixed Interest Rate(1)(3)........       N/A         11.3           10.5
    Weighted Average Adjustable Interest Rate(1)......       8.6%        10.4            9.6
    Weighted Average Fixed/Adjustable Interest
      Rate(1).........................................       9.5         11.3           10.0
    Loans on Single Unit Properties(1)................  $535,872     $551,871     $1,004,398
    Loans on Two to Four Unit Properties(1)...........    28,204       34,106         50,488
    "A-" and "B+" Loans as a Percentage of Total
      Loans(1)(4).....................................      44.6%        55.0%          69.2%


---------------


(1) Calculated based on loans originated and purchased, net of loans rescinded because the related lending transactions did not close. Such rescinded loans aggregated approximately $1.0 million, $7.0 million and $3.0 million in 1994, 1995 and 1996, respectively.


(2) Determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgaged property at origination.

(3) The Company did not offer fixed rate loans during 1994.

(4) Based on original principal balance.

     Substantially all loans originated or purchased by the Company are secured by a first priority mortgage on the subject property. In 1996, less than .03% of the principal balance of the loans originated and purchased were secured by second priority mortgages.

  Geographic Markets

     The approximately 7,500 approved independent mortgage brokers with whom the Company has relationships are located in 43 states. During 1996, approximately 5,000 of these brokers submitted loan packages to the Company and the Company funded loans from approximately 2,800 brokers. The following table shows geographic distribution of (i) the aggregate principal balance of loan originations and purchases for the periods shown, and (ii) Company-approved independent mortgage brokers for the year ended December 31, 1996:

                                                 LOAN ORIGINATIONS
                                                   AND PURCHASES             INDEPENDENT MORTGAGE
                                              YEAR ENDED DECEMBER 31,            LOAN BROKERS
                                             -------------------------       --------------------
                                             1994      1995      1996         DECEMBER 31, 1996
                                             -----     -----     -----       --------------------
    STATES(1)(2):
      California...........................   70.4%     43.1%     37.1%               51.1%
      Colorado.............................    2.1       2.9       7.3                 4.3
      Illinois.............................    1.4       8.7       6.2                 4.3
      Utah.................................    4.3       6.6       5.1                 1.4
      Oregon...............................    2.7       4.0       4.3                 1.8
      Texas................................    0.0       1.5       3.8                 5.4
      Washington...........................    8.2       5.3       3.7                 3.8
      Michigan.............................    0.2       3.9       3.7                 1.5
      Florida..............................    0.1       1.5       3.5                 4.7
      All other States(3)..................   10.6      22.5      25.3                21.7
                                             -----     -----     -----               -----
              Total........................  100.0%    100.0%    100.0%              100.0%
                                             =====     =====     =====               =====

---------------

(1) States are listed in order of percentage of loan originations and purchases for the year ended December 31, 1996.

(2) Calculated based on loans originated and purchased, net of loans rescinded because the related lending transactions did not close.

(3) For the year ended December 31, 1996, loan originations and purchases in each other state were less than 2.6% of total originations and purchases for the year.

     The Company currently actively originates loans in 112 of the approximately 300 MSAs in the United States having populations in excess of 100,000, as compared to loan originations in 54 of these MSAs in 1995. Another 12 MSAs have been identified as expansion opportunities in 1997 and the Company plans to add approximately 120 new account executives during the year in order to more effectively enter these new markets as well as further penetrate the Company's existing markets.

     The Company's geographic markets are divided into 15 regions, with a completely self-contained mortgage banking team assigned to each region. Each team is headed up by a regional manager and includes dedicated account executives, underwriters, appraisers and other production personnel so that the team can originate and produce loans in that region. This concept of regional processing teams, which the Company believes is unique in the industry, enables the Company to more effectively anticipate and respond to broker and borrower needs in each region. Management believes that the concept also appeals to independent brokers who may be reluctant to deal with a larger, more remote lender. Each regional team is connected to senior management by a computer link that enables senior management to monitor all regional functions on a real time basis.

     When a regional processing team is first established to serve a particular region, the team is physically located at the Company's headquarters. Once the Company determines that the level of current and projected business from a region warrants creation of a regional processing center for that region, the Company will establish a processing center in or near the region and relocate the relevant regional processing team to the new center. Currently 11 of the 15 regional processing teams are located at the Company's headquarters in Orange, California. One team is located in the Woodland Hills, California, processing center, which was opened in 1995, two more teams are located in the Company's Rolling Meadows, Illinois, center and a fourth team is located in San Diego, California. The Rolling Meadows and San Diego centers were established in 1996. The Company expects to relocate four more regional teams to new processing centers during the first quarter of 1997 in Walnut Creek, California, Hingham, Massachusetts (which will house two regional teams), and Fort Lauderdale, Florida.

  Products and Marketing


     The Company offers both fixed rate and adjustable rate loans, as well as loans with an interest rate that is initially fixed for a period of time after which the interest rate converts to an adjustable rate. The Company's borrowers, who use the loans primarily to consolidate other debt or purchase homes, fall into six sub-prime risk classifications (see "-- Underwriting") and the Company's products are available at different interest rates and with different origination and application points and fees depending on the particular borrower's risk classification. The Company's core loan products provide for loan amounts of up to $500,000 with a loan-to-value ratio of up to 85%, although loans of this type originated in 1996 had an average loan amount of approximately $103,600 and an average loan-to-value ratio of 74.1%. Core product loans represented approximately 91.2% of the principal balance of the loans originated or purchased by the Company in 1996. The Company recently introduced a "jumbo" product providing for loans of up to $1,000,000 with lower loan-to-value ratios than the core products, and also offers products that permit a loan-to-value ratio of up to 90% for selected borrowers with a risk classification of "A-" or "B+." The Company frequently reviews its products and pricing for competitiveness and introduces new products to meet the needs of its borrowers.


     The Company's primary means of marketing its products is direct contact between its account executives and the independent mortgage brokers. Each account executive is responsible for maintaining and expanding existing broker relationships within the executive's assigned territory through personal contact and promotional materials. Each account executive is typically responsible for approximately five key brokers and is expected to have daily contact with each of these brokers. In addition, each account executive is responsible for up to 50 additional brokers with whom the executive will have frequent, although typically not daily, contact. Each account executive also works to develop new broker relationships through "cold calls" and following up on inquiries made by brokers to a toll-free number.

     The Company believes that the key element in developing, maintaining and expanding its independent mortgage broker relationships is to provide the highest possible level of product knowledge and customer service to its brokers. Each account executive receives comprehensive training prior to being assigned to a territory. In most cases, training includes experience in the loan production department so that the account executive will be familiar with all phases of loan origination and production. This training enables the account executive to quickly review a loan application in order to identify the borrower's probable risk classification and then assist the broker in identifying the appropriate product for the borrower, thereby enhancing the likelihood that the loan will be approved at the rate and on the terms anticipated by the borrower. After a loan package is submitted to the Company, the account executive provides assistance to the broker throughout the process to complete the loan transaction. Account executives are compensated based on the number and the dollar volume of loans funded.


     The marketing department designs and produces all of the Company's marketing materials in-house. Marketing materials are delivered through the account executives as well as through regional and national advertising outlets, daily faxing, fax-on-demand, direct mail and the Company's recently established interactive internet website. The Company has a presence at and is a sponsor of substantially all national industry conventions and trade shows, as well as substantially all state and regional industry conventions and trade shows in states where the Company has an operating location. The Company conducts free seminars at each of its operating locations designed to target new and existing independent brokers.

  Technology

     The Company utilizes computer technology to maximize the efficiency and volume of its loan originations. Most of the account executives are linked to the Company's computer systems by a wide area network. Through this network, an account executive receives daily status reports regarding pending loans so that he or she can direct efforts to those cases that require attention to complete the processing. Certain account executives, who are not on the network, receive the same data by daily fax communication. The Company recently established an internet website through which independent brokers can access information about the Company and its products. Brokers also can use the website to submit requests for loan prequalification. The website address is http://www.lbmcwholesale.com.

     The Company makes extensive use of computer technology in its underwriting process. Each loan application file is computerized so that it can be accessed immediately by the appropriate persons, thereby eliminating delay that would otherwise be caused by not having physical access to the file. The system also reduces the time required for an underwriter to make certain essential calculations by enabling the underwriter to input specified raw data after which the computer will automatically make such calculations.


     The Company regularly reviews its computer capabilities to better utilize and expand those capabilities. The Company is developing a system to enable its account executives to use electronic risk classifying and loan application technology to expedite the origination process. This system is expected to be operational sometime during the second half of 1997. The Company is also working to expand the automation of its underwriting process to increase the number of loan applications processed by each underwriter in a given day.


     The Company is currently dependent on Old Long Beach for many of these computer systems. See "Risk Factors -- Risks of Contracted Services" and "Certain Transactions."

  Correspondent Loan Purchasing

     The Company augments its loan production by purchasing loans on a correspondent basis from smaller mortgage companies and commercial banks after such loans have been funded by the originator. The Company typically purchases the servicing rights to the loans as well. The Company believes that purchasing loans from such originators is attractive because the Company is able to acquire a pool of loans in a single transaction on a cost-efficient basis. The cost efficiency is due to the Company not having to incur origination and processing costs with respect to the loans it purchases from an established originator such as a bank or smaller mortgage company.

     When it first begins buying loans from an originator, the Company works closely with the originator's personnel to familiarize them with the process necessary to produce loans that the Company is willing to purchase. This ensures that the Company will be able to include these loans in its loan sales. In the initial phase with a new originator, the Company processes the loan applications as if they were the Company's own originations and then the loans are funded by the originator. Once the Company is comfortable that the originator has developed the capability to originate and process loans that comply with the Company's guidelines and standards, the Company's active involvement in the processing of the originator's loans ceases, although the Company reviews loans submitted by the originator prior to accepting them in order to confirm that each complies with the Company's underwriting guidelines and documentation standards. It is at this point that the Company begins to recognize the cost efficiency of purchasing loans.

     When the Company purchases loans, it receives representations and warranties and first payment default and fraud protections from the originators that are similar to those that the Company provides to its loan purchasers. See "-- Financing and Sale of Loans -- Loan Sales."

     The loan purchase program accounted for approximately 3% of the Company's total loan volume by principal amount during 1996. The Company intends to expand the loan purchase program in 1997, although it is expected that loan purchases during the year will constitute less than 10% of the Company's loan volume for 1997. Expansion is expected to be accomplished through better integration of the loan purchasing process into the Company's regional processing team structure.

  Direct-Sourced Loan Operations


     Although the Company currently originates primarily broker-sourced loans, the Company intends to develop a fully integrated mortgage banking business. An important step in this expansion is the planned commencement during 1997 of direct-sourced loan origination activities. Direct-sourced lending will provide the Company with an additional distribution channel for its products and the ability to retain the origination fees for the loans it funds. The Company expects that the gain on future sales of direct-sourced loans will be greater than the gain on sales of broker-sourced loans because, unlike in the case of broker-sourced originations, a third party does not share in the fees and points paid by the borrower.


     The Company expects that its direct-sourced loan operations will offer the same products as those of the broker-sourced operations and will be sourced primarily through technology-based marketing, relying to a great extent on telemarketing rather than a network of sales offices. This will enable the Company to commence these operations more rapidly and with less overhead than a direct-sourced loan business that operates through a sales office network. The Company's senior management is also experienced in direct-sourced loan originations, since several of the senior executives were involved in creating the direct-sourced lending operations of Old Long Beach prior to the Reorganization. In addition, the Company expects to fill a portion of the staffing needs of the direct-sourced loan operations with experienced personnel currently working in the broker-sourced loan operations. The Company estimates that it will expend approximately $1.0 million in 1997 in connection with its commencement of direct-sourced loan operations.

     The direct-sourced loan operations will compete directly with several well established financial services companies, including Old Long Beach. No assurance can be given that the Company will be able to commence direct-sourced loan origination operations as planned or that such operations will be successful.

UNDERWRITING

     The Company trains its underwriters and account executives to evaluate each loan application and supporting documentation (a "loan package") against the Company's underwriting guidelines. The Company utilizes experienced underwriters who have been comprehensively trained. The Company's underwriters are required to have had either one or more years of sub-prime underwriting experience with a consumer finance company or other sub-prime lender or one or more years of experience with the Company in other aspects of the sub-prime mortgage finance industry before becoming part of the Company's underwriting department. Upon joining the underwriting department, each underwriter is educated regarding the Company's underwriting guidelines and trained to implement the Company's underwriting procedures. The Company believes that its training program enables its underwriters to quickly review and evaluate loan packages while understanding and adhering to the Company's underwriting guidelines.


     The Company's underwriting guidelines are primarily intended to evaluate the value and adequacy of the mortgaged property as collateral and are also intended to consider the borrower's credit standing and repayment ability. Loan applications meeting the Company's guidelines for its core products may be approved by a senior underwriter who is required to have a minimum of five years experience in the sub-prime mortgage industry. On a case-by-case basis and only with the approval of two or more senior lending officers, each of whom is required to have a minimum of seven years experience in the sub-prime mortgage industry, the Company may determine that, based upon compensating factors, a prospective borrower not strictly qualifying under the Company's underwriting guidelines warrants an underwriting exception. Compensating factors may include, but are not limited to, low loan-to-value ratios, low debt-to-income ratios, good credit history, stable employment and time in residence at the borrower's current address. In the year ended December 31, 1996, not more than fifteen percent of the principal balance of the loans originated by the Company qualified based on compensating factors.


     All of the loans originated by the Company are based on loan packages submitted through mortgage brokers directly or through Company account executives or are purchased from Company-approved originators. Loan packages submitted through mortgage brokers, which are required to include in each case relevant credit, property and underwriting information, are compiled by the submitting mortgage brokers and submitted to the Company for approval and funding. The mortgage brokers receive a portion of the loan origination fee charged to the borrower at the time the loan is funded.

     Each prospective borrower is required to complete an application which includes information with respect to the borrower's liabilities, income, credit history and employment history, as well as certain other personal information. After the loan package is received by the Company and entered into the Company's computerized underwriting system, the underwriters on the appropriate regional processing team or the underwriting department of the originator of a purchased loan typically review and verify the prospective borrower's sources of income, calculate the amount of income from all sources indicated on the loan application, review the credit history of the prospective borrower, calculate the debt-to-income ratio to determine the prospective borrower's ability to repay the loan, and review the mortgaged property for compliance with Company guidelines. The prospective borrower must generally provide to the Company or the originator of a purchased loan a letter explaining all late payments on mortgage debt and, generally, consumer debt. The Company or the originator of a purchased loan also obtains a credit report on each prospective borrower from an established credit reporting company. The report typically contains information relating to such matters as credit history with local and national merchants and lenders, installment debt payments and any record of default, bankruptcy, repossession, suits or judgments. Self-employed individuals are generally required to submit their two most recent federal income tax returns. As part of its quality control system, the Company reverifies information with respect to any of the foregoing matters that has been provided by the mortgage brokers prior to funding a loan and periodically audits files based on a random sample of closed loans. In the course of its pre-funding audit, the Company reverifies the income of each borrower or, for a self-employed individual, reviews the income documentation obtained pursuant to the Company's guidelines. The Company generally also verifies the source of funds for the downpayment. In addition, the Company reviews loan packages submitted by originators prior to accepting them in order to confirm that each complies with the Company's underwriting guidelines and documentation standards.


     The Company strives to process each loan application as quickly as possible in accordance with the Company's underwriting criteria. Accordingly, most loan applications receive decisions within 24 to 48 hours of receipt and are funded, on average, within 25 calendar days of submission. The Company also utilizes four different income documentation programs which impose less rigorous documentation standards than those described above, namely, the full income documentation program (pursuant to which a prospective borrower's income is evaluated based on tax returns, W-2 forms and pay stubs), the limited income documentation program (pursuant to which a prospective borrower's income is evaluated based on bank statements and profit and loss statements), the stated income program (pursuant to which a prospective borrower's employment, rather than income, is verified) and the no ratio loan program (pursuant to which a prospective borrower's credit history and collateral values, rather than income or employment, are verified).


     The Company believes its underwriting procedure complies with applicable federal and state laws and regulations. The Company requires (i) an appraisal of the mortgaged property which conforms to agency standards and (ii) a review of such appraisal, which review may be conducted by a Company-trained underwriter, a Company staff appraiser or a Company-approved independent appraiser and, depending upon the original principal balance and loan-to-value ratio of the mortgaged property, may include a drive-by review appraisal of the mortgaged property.

     Mortgaged properties that are to secure mortgage loans underwritten by the Company are appraised by qualified independent appraisers who are approved by the Company's internal chief appraiser. In most cases, properties in below-average condition and with below-average marketability (including properties requiring major deferred maintenance) are not acceptable as security for the Company's mortgage loans. Each appraisal includes a market data analysis based on recent sales of comparable homes in the area and, where deemed appropriate, replacement cost analysis based on the current cost of constructing a similar home. Every independent appraisal is reviewed by a Company-trained underwriter, a Company staff appraiser or a Company-approved independent appraiser before the loan is funded.

     With respect to the borrower's credit standing and repayment ability, the Company's guidelines are less stringent than the standards generally acceptable to the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). Borrowers who qualify under the Company's guidelines generally have payment histories and debt ratios which would not satisfy FNMA and FHLMC underwriting guidelines and may have a record of major derogatory credit items such as outstanding judgments or prior bankruptcies. The Company's guidelines establish the maximum permitted loan-to-value ratio for each loan type based upon these and other risk factors.

     The Company requires all mortgage loans to be covered by title insurance and to be secured by liens on real property. The Company also requires fire and extended coverage casualty insurance to be maintained on the secured property in an amount at least equal to the principal balance of the related loan. Flood insurance is also required for all properties located in a defined flood zone. If the borrower fails to provide fire and extended coverage insurance (and flood insurance if required) prior to closing of the borrower's loan or if the borrower's coverage is subsequently canceled or not renewed at any time during the loan period and the borrower fails to obtain new coverage, the Company, through an outside insurance vendor who monitors whether insurance is maintained, will provide coverage on the borrower's behalf under policies insuring the Company's interest in the collateral (a "forced placement" of insurance). The amount and type of insurance and the circumstances under which the Company can force place insurance are subject to state and federal regulations with which the Company believes it is in compliance.

     Upon completion of the underwriting process, the closing of the loan is scheduled with a Company-approved closing attorney or agent. The closing attorney or agent is responsible for completing the loan closing transaction in accordance with applicable law and the Company's operating procedures. The closing attorney or agent is typically selected by the mortgage broker through which the Company originated the loan. The Company audits the selected closing attorney or agent to ensure such attorney or agent is a fully licensed and experienced professional from an established firm or company. In addition, the Company requires that the closing attorneys and agents it utilizes maintain insurance against the errors and omissions of such closing attorneys and agents.

  Underwriting Criteria

     The Company has established classifications with respect to the credit profiles of loans based on certain of the prospective borrower's characteristics to grade the likelihood that the borrower will satisfy the repayment condition of the mortgage loan. Each prospective borrower currently is placed into one of six letter ratings ("A-", "B+", "B", "B-", "C" and "C-"). Ratings are based upon a number of factors including the prospective borrower's credit history, the value of the property, the loan-to-value ratio and loan amount, the occupancy status of the mortgaged property and the borrower's debt ratio. In general, high credit risk mortgage loans are graded in categories which permit higher debt ratios and more (or more recent) major derogatory credit items such as outstanding judgments or prior bankruptcies; to counteract such risk, the Company imposes lower maximum loan-to-value ratios and maximum loan amounts for loans graded in such categories. Terms of loans made by the Company, as well as the maximum loan-to-value ratio and debt service-to-income coverage vary depending upon the classification of the borrower.

     The general criteria currently used by the Company in classifying prospective borrowers of its core loan products who have provided the basic documentation described above are summarized in the chart below:

UNDERWRITING
CRITERIA/RISK
CLASSIFICATION     "A-" RISK          "B+" RISK          "B" RISK           "B-" RISK          "C" RISK           "C-" RISK
-------------  -----------------  -----------------  -----------------  -----------------  -----------------  -----------------
LOAN-TO-VALUE
  RATIO......  85% for purchases  80% for purchases  80% for purchases  75% for purchases  75% for purchases  70% for purchases
               or refinancings    or refinancings    or refinancings    or refinancings    or refinancings    and 65% for
               of single family   of single family   of single family   of properties      of properties      refinancings of
               residences which   residences which   residences which   which are owner    which are owner    properties which
               are owner          are owner          are owner          occupied; 65% for  occupied; 60% for  are owner
               occupied; 75% for  occupied; 75% for  occupied; 75% for  any non-owner      any non-owner      occupied; 50%
               purchases or       purchases or       purchases or       occupied           occupied           ratio is
               refinancings of 2  refinancings of 2  refinancings of 2  properties or      properties or      considered on a
               to 4 unit          to 4 unit          to 4 unit          second homes       second homes       case-by-case
               dwellings and      dwellings and      dwellings and                                            basis on any
               condominiums; 70%  condominiums; 70%  condominiums; 70%                                        non-owner
               for non-owner      for non-owner      for non-owner                                            occupied
               occupied single    occupied single    occupied single                                          properties or
               family             family             family                                                   second homes
               residences,        residences,        residences,
               planned unit       planned unit       planned unit
               developments or    developments or    developments and
               condominiums; 65%  condominiums; 65%  condominiums; 65%
               for non-owner      for non-owner      for non-owner
               occupied 2 to 4    occupied 2 to 4    occupied 2 to 4
               unit dwellings or  unit dwellings or  unit dwellings or
               second homes       second homes       second homes
MAXIMUM DEBT
  RATIO......  47%(1)             50%(1)             50%(1)             55%                55%; 55% to 60%    55%; 55% to 60%
                                                                                           considered on a    considered on a
                                                                                           case-by-case       case-by-case
                                                                                           basis              basis
CONSUMER
  CREDIT.....  With certain       With certain       With certain       Derogatory credit  Other derogatory   Other derogatory
               exceptions, no     exceptions, no     exceptions, no     items are less     credit items are   credit items are
               payments more      payments more      payments more      than 50% of total  considered on a    considered on a
               than 30 days late  than 60 days late  than 60 days late  items on credit    case-by-case       case-by-case
               in the past 12     in the past 12     in the past 12     report(3); no      basis; no          basis; not
               months(2);         months(2);         months(2);         bankruptcies in    bankruptcies in    currently in
               derogatory credit  derogatory credit  derogatory credit  the last 24        the last 12        bankruptcy
               items are less     items are less     items are less     months             months
               than 25% of total  than 35% of total  than 50% of total
               items on credit    items on credit    items on credit
               report(3); no      report(3); no      report(3); no
               bankruptcies in    bankruptcies in    bankruptcies in
               the last 36        the last 36        the last 24
               months             months             months
MORTGAGE
 CREDIT(4)...  Maximum of 1 30-   Maximum of 2 30-   Maximum of 4 30-   Maximum of 1 60-   Maximum of 2 60-   Maximum of 2 60-
               day late payment   day late payments  day late payments  day late payment   day late payments  day late payments
               in the past 12     in the past 12     in the past 12     in the past 12     and 1 90-day late  and 1 90-day late
               months; no         months; no         months; no         months; maximum    payment or 3 60-   payment or 3 60-
               notices of         notices of         notices of         of a 30 day        day late payments  day late payments
               default or         default or         default or         delinquency at     and no 90-day      and no 90-day
               foreclosures in    foreclosures in    foreclosures in    the time of        late payments in   late payments in
               the last 36        the last 36        the last 24        application/       the last 12        the last 12
               months             months             months             funding; no        months; maximum    months; may have
                                                                        notices of         of a 60 day        notices of
                                                                        default or         delinquency at     default or
                                                                        foreclosures in    the time of        foreclosures in
                                                                        the last 24        funding; no        the last 24
                                                                        months             notices of         months on a
                                                                                           default or         case-by-case
                                                                                           foreclosures in    basis
                                                                                           the last 12
                                                                                           months

---------------
(1) Debt ratios may be increased if the loan-to-value ratio is decreased under certain circumstances.

(2) For "A-" risk classifications, 60-day late payments in the last 12 months are permitted but may not (i) represent more than 25% of the items reported on a credit report during that period unless approved by a Company officer or wholesale credit manager or (ii) exceed three items. For "B+" risk classifications 60-day and 90-day late payments in the last 12 months are permitted but may not (i) represent more than 35% of the items reported on a credit report during that period unless approved by a Company officer or wholesale credit manager or (ii) exceed four items. For "B" and "B-" risk classifications 60-day and 90-day late payments in the last 12 months are permitted but may not (i) represent more than 50% of items reported on a credit report during that period unless approved by a Company officer or wholesale credit manager or (ii) exceed five items.

(3) Non-mortgage and consumer-related credit, collections or judgments may be disregarded on a case-by-case basis. Thirty day credit may be disregarded is not included in the percentage of derogatory credit items.

(4) Consecutive rolling consumer and mortgage 30-day delinquencies up to six months reported on a credit report may be counted as one late payment.

     The Company's core loan products represented approximately 91.2% of the loans originated and purchased by the Company in 1996. In addition to its core loan products, the Company recently introduced a "jumbo" product providing for loans of up to $1,000,000 with lower loan-to-value ratios than the core products, and also offers products that permit a loan-to-value ratio of up to 90% for selected borrowers with a risk classification of "A-" or "B+."


     The following table sets forth certain information with respect to the Company's loan purchases and originations by product and risk classification, along with weighted average interest rates and margins, for the periods shown. The table has been compiled based on loans originated and purchased, net of loans rescinded because the related lending transactions did not close. Such rescinded loans aggregated approximately $1.0 million, $7.0 million and $3.0 million in 1994, 1995 and 1996, respectively.


                                       1994                                           1995                            1996
                   --------------------------------------------   --------------------------------------------   --------------
                                           WEIGHTED                                       WEIGHTED
                                           AVERAGE    WEIGHTED                            AVERAGE    WEIGHTED
   PRODUCT/RISK                    % OF    INTEREST    AVERAGE                    % OF    INTEREST    AVERAGE
 CLASSIFICATIONS      VOLUME      TOTAL    RATE(1)    MARGIN(2)      VOLUME      TOTAL    RATE(1)    MARGIN(2)       VOLUME
------------------ ------------   ------   --------   ---------   ------------   ------   --------   ---------   --------------
FIXED RATE:
 A-...............                                                $ 38,896,090    49.86%    10.95%               $  231,791,811
 B+...............                                                  18,576,798    23.81     11.25                    53,183,511
 B................                                                   6,365,227     8.16     11.23                    36,257,423
 B-...............                Product Not Offered                4,358,785     5.59     11.74                    28,698,749
 C................                                                   9,597,677    12.30     12.46                    39,593,871
 C-...............                                                     219,450     0.28     12.83                     1,820,230
                                                                  ------------   ------     -----                --------------
   Totals.........                                                $ 78,014,027   100.00%    11.28%               $  391,345,595
ADJUSTABLE RATE:
 A-............... $181,389,102    32.78%     8.04%       5.35%   $207,152,082    43.11%     9.70%       5.80%   $  293,519,071
 B+...............   63,797,497    11.53      8.06        5.30      42,810,928     8.91     10.13        5.84        67,306,298
 B................   37,766,717     6.81      8.68        5.67      42,050,074     8.75     10.50        6.29        51,769,516
 B-...............  105,467,270    19.06      8.48        5.56      63,323,882    13.18     10.64        6.29        45,080,472
 C................  122,937,538    22.22      9.13        5.89     100,768,358    20.97     11.28        6.58        86,777,574
 C-...............   42,041,084     7.60     10.02        6.22      24,378,019     5.08     12.33        6.87        22,001,379
                   ------------   ------     -----        ----    ------------   ------     -----        ----    --------------
   Totals......... $553,399,208   100.00%     8.56%       5.60%   $480,483,343   100.00%    10.40%       6.13%   $  566,454,310
FIXED/ADJUSTABLE
 RATE:
 A-............... $  5,717,490    53.55%     9.15%       4.90%   $ 11,803,892    42.96%    10.61%       5.24%   $   70,948,782
 B+...............      598,375     5.60      9.19        4.88       2,853,825    10.39     10.78        5.35        13,462,405
 B................      734,880     6.88      9.85        5.20       2,877,870    10.47     11.17        5.18         6,648,603
 B-...............    1,503,425    14.09      9.73        4.96       3,921,375    14.27     11.57        5.58         1,987,247
 C................    1,721,500    16.12     10.42        5.77       4,826,445    17.56     12.53        5.74         3,521,179
 C-...............      401,200     3.76     10.36        6.14       1,195,467     4.35     13.37        6.10           518,050
                   ------------   ------     -----        ----    ------------   ------     -----        ----    --------------
   Totals......... $ 10,676,870   100.00%     9.53%       5.11%   $ 27,478,874   100.00%    11.28%       5.42%   $   97,086,266
ALL PRODUCTS
 A-............... $187,106,592    33.17%                         $257,852,064    44.01%                         $  596,259,664
 B+...............   64,395,872    11.42                            64,241,551    10.96                             133,952,214
 B................   38,501,597     6.83                            51,293,171     8.75                              94,675,542
 B-...............  106,970,695    18.96                            71,604,042    12.22                              75,766,468
 C................  124,659,038    22.10                           115,192,480    19.66                             129,892,624
 C-...............   42,442,284     7.52                            25,792,936     4.40                              24,339,659
                   ------------   ------                          ------------   ------                          --------------
   Totals......... $564,076,078   100.00%                         $585,976,244   100.00%                         $1,054,886,171


                             WEIGHTED
                             AVERAGE    WEIGHTED
   PRODUCT/RISK      % OF    INTEREST    AVERAGE
 CLASSIFICATIONS    TOTAL    RATE(1)    MARGIN(2)
------------------  ------   --------   ---------
                   <
FIXED RATE:
 A-...............   59.23%    10.20%
 B+...............   13.59     10.43
 B................    9.26     10.76
 B-...............    7.33     10.97
 C................   10.12     11.66
 C-...............    0.47     11.36
                    ------     -----
   Totals.........  100.00%    10.49%
ADJUSTABLE RATE:
 A-...............   51.82%     8.98%       6.09%
 B+...............   11.88      9.30        6.15
 B................    9.14      9.90        6.39
 B-...............    7.96     10.00        6.49
 C................   15.32     10.73        6.64
 C-...............    3.88     11.89        6.85
                    ------     -----        ----
   Totals.........  100.00%     9.57%       6.27%
FIXED/ADJUSTABLE
 RATE:
 A-...............   73.08%     9.84%       5.58%
 B+...............   13.86     10.30        6.00
 B................    6.85     10.46        6.17
 B-...............    2.05     10.72        6.41
 C................    3.63     11.19        6.77
 C-...............    0.53     11.11        6.87
                    ------     -----        ----
   Totals.........  100.00%    10.02%       5.75%
ALL PRODUCTS
 A-...............   56.52%
 B+...............   12.70
 B................    8.98
 B-...............    7.18
 C................   12.31
 C-...............    2.31
                    ------
   Totals.........  100.00%


---------------

(1) Each Fixed Rate loan bears interest at a fixed rate set on its date of funding and lasting through the term of the loan. Loans bearing interest at the Adjustable Rate adjust every six months to a new rate through the term of the loan. The Weighted Average Interest Rate for loans bearing interest at an Adjustable Rate is the weighted average of the rates of such loans during the initial six month period. Loans bearing interest at the Fixed/Adjustable Rate bear interest at a fixed rate for an initial period commencing on the date of funding (e.g., two years, five years or ten years) and thereafter adjust to new rates every six months for the remaining term of the loans. The Weighted Average Interest Rate for loans bearing interest at a Fixed/Adjustable Rate is the weighted average of the rates of such loans during the initial period.

(2) The Margin for a loan is a fixed amount set for the life of the loan, which when added to the Index (as described below) determines the interest rate on the loan (subject to interest rate floors, ceilings and caps). The Index used by the Company is the six-month London Inter Bank Offered Rate, as published each Monday in The Wall Street Journal. Fixed Rate loans have no Margin because such loans are not tied to an index.

FINANCING AND SALE OF LOANS

  Warehouse Financing Facility


     The Company finances its origination and purchase of loans primarily with the proceeds of borrowings under its $200 million mortgage Warehouse Financing Facility (which is being obtained in connection with the Reorganization). Borrowings under the Warehouse Financing Facility for a particular loan may remain outstanding for no more than 120 days, except for an aggregate amount not to exceed $10 million, which may remain outstanding for up to 180 days. Borrowings under the Warehouse Financing Facility are permitted up to 98% of the principal balance of the originated and purchased loans and bear interest at rates ranging from 1.375% to 1.625% over the 30-day reserve-adjusted LIBOR (i.e., the London Inter Bank Offered Rate), depending on the level of loan documentation the Company has delivered to the agent for the syndicate of banks providing credit under the Warehouse Financing Facility. The Warehouse Financing Facility also includes a $25 million subline for servicing advances, as well as principal and interest advances, primarily to securityholders in connection with securitizations by purchasers of the Company's loans in which the Company serves as the master servicer, and a $5 million subline which may be used to finance mortgage loans owned by the Company that are in the process of collection or resale to investors. The sublines bear interest at rates ranging from 1.875% to 2.0% over the 30-day reserve-adjusted LIBOR. The Warehouse Financing Facility will expire on March 31, 1999, unless earlier terminated or extended in accordance with its terms. The Warehouse Financing Facility contains financial covenants that (i) New Long Beach maintain tangible net worth equal to at least $25 million, plus 25% of cumulative net earnings, (ii) delinquencies on New Long Beach's mortgage servicing portfolio not exceed 12% and (iii) the ratio of total liabilities to adjusted tangible net worth not exceed 9:1. The Warehouse Financing Facility also contains other affirmative, negative and financial covenants typical of similar credit facilities.


  Loan Sales

     The Company follows a strategy of selling for cash substantially all of its loan originations and purchases (while retaining the related servicing rights in most cases) in the secondary market through loan sales in which the Company disposes of its entire economic interest in the loans (other than the servicing rights) for a cash price that represents a premium over the principal balance of the loans sold. The Company sold $562.1 million, $580.4 million and approximately $1.0 billion of loans through loan sales during 1994, 1995 and 1996, respectively. The Company did not sell any loans directly through securitizations during these periods; however, substantially all of the loans sold during these periods were ultimately securitized by the purchasers thereof.


     Loans generally are sold to institutional purchasers. Upon the consummation of loan sales, the Company receives a "premium," representing a cash payment in excess of the par value of the loans (par value representing the unpaid principal balance of the loan). Premiums on loan sales represented 90.3% of the Company's total revenues in 1996. The Company maximizes its premium on loan sale revenue by closely monitoring institutional purchasers' requirements and focusing on originating or purchasing the types of loans that meet those requirements and for which institutional purchasers tend to pay higher rates. During 1996, the Company sold loans to eight institutional purchasers. The Company's loan purchasers typically resell the loans through securitizations.


     The Company makes loan sales by obtaining commitments from its whole loan purchasers 30 to 90 days in advance of funding the loans to be purchased. These commitments are obtained through a competitive bidding process among four to nine potential purchasers who in most cases have purchased loans from the Company in the past. The successful bidder is committed to a minimum quantity of loans at a determined price, and is generally granted the option to purchase more than the minimum quantity at a negotiated price. The Company continuously monitors its loan production and purchasing against its unfilled purchase commitments to identify potential shortfalls or overages in whole loans available for delivery. As loans are funded, the Company packages them and delivers them to the purchaser on a periodic basis.

     Loan sales are made on a non-recourse basis pursuant to a purchase agreement containing customary representations and warranties by the Company regarding the underwriting criteria and the origination process. The Company, therefore, may be required to repurchase or substitute loans in the event of a breach of its representations and warranties. In addition, the Company sometimes commits to repurchase or substitute a loan if a payment default occurs within the first month following the date the loan is funded, unless other arrangements are made between the Company and the purchaser. The Company is also required in some cases to repurchase or substitute a loan if the loan documentation is alleged to contain fraudulent misrepresentations made by the borrower.

  Securitization


     The Company has not sold loans directly through securitizations for several years but will review its loan sale strategy from time to time and may decide to sell loans directly through securitizations in the future if management determines that such sales are more beneficial. Because the Company's loan purchasers usually purchase those loans for resale in securitizations and the Company typically assists with such securitizations, management is experienced with the securitization process and market. In addition, rating agencies and bond insurers have evaluated and are familiar with the Company's procedures and underwriting guidelines in connection with such securitizations.



     Typically in a securitization, the issuer aggregates mortgages into a real estate mortgage investment conduit trust. The regular interests or the senior tranches of the trust are investment grade and are sold. While the issuer generally retains the residual interests in the trust, it immediately sells the regular interests and generally uses the proceeds to repay borrowings that were used to fund or purchase the loans in the securitized pool. The holders of the regular interests are entitled to receive scheduled principal collected on the pool of securitized loans and interest at the pass-through interest rate on the certificate balance for such interests. The residual interests represent the subordinated right to receive cash flows from the pool of securitized loans after payment of the required amounts to the holders of the regular interests and the costs associated with the securitization. The issuer recognizes non-cash revenue relating to the residual interest at the time of the securitization.


SERVICING

     The Company typically sells all of its originated and purchased loans for cash and does not retain residual interests in the performance of portfolios after they are sold (other than servicing rights, which the Company normally retains). After the consummation of this Offering, the Company will retain no servicing rights which relate to loans funded prior to the Reorganization.

     While the performance of the servicing portfolio will not directly impact the Company's performance, any material change in the performance of the portfolio could affect the pricing of the Company's future loan sales and the ability of the Company to sell its loans in the future.

     The following table shows certain combined data regarding the performance of the broker-sourced servicing portfolio of Old Long Beach.

                                                                      AS OF OR FOR YEAR
                                                                      ENDED DECEMBER 31,
                                                                    ----------------------
                                                                    1994     1995     1996
                                                                    ----     ----     ----
    31-60 day delinquencies as a percentage of total principal
      balance as of period end(1).................................  0.8 %    1.5 %    1.6 %
    61-90 day delinquencies as a percentage of total principal
      balance as of period end(1).................................  0.9      1.0      1.0
    91 or more day delinquencies as a percentage of total
      principal balance as of period end(1).......................  3.9      4.5      4.5
    Total delinquencies as a percentage of total principal balance
      as of period end(1).........................................  5.7      7.0      7.1
    Total losses on loans as a percentage of average loans
      serviced(1).................................................  1.5      1.4      1.3

---------------

(1) Calculated based on the total broker-sourced servicing portfolio of Old Long Beach.


     Because the Company will not have internal servicing capabilities immediately after the Reorganization, the loans originated by the Company will continue to be serviced by the Sub-Servicer, a division of Old Long Beach, the Company's parent company prior to the completion of this Offering.

     The Sub-Servicer is one of the largest and most experienced sub-prime mortgage loan servicers in the nation, with a servicing portfolio of approximately $3.5 billion of sub-prime mortgage loans at December 31, 1996. Management of the Company believes that the Sub-Servicer's success is due to the sub-prime experience of the Sub-Servicer's management, the individualized attention the Sub-Servicer's loan counselors pay to borrowers and the streamlined collection procedures the Sub-Servicer has implemented. With nine years of experience in the sub-prime mortgage loan servicing industry, the Sub-Servicer is one of the oldest established sub-prime mortgage loan servicers in the industry. The Sub-Servicer's loan counselors place emphasis on giving personal attention to borrowers and routinely contact borrowers following the funding of loans to confirm loan terms and due dates. Finally, the Sub-Servicer's use of computer technology has streamlined its collection procedures as well as the procedures governing the timing of the notice of intent to foreclose for certain high risk borrowers. This computerization has improved the efficiency of the Sub-Servicer's collections and the possibility of collection of certain high risk debt. In addition, the Sub-Servicer's servicing procedures were developed while the Company was part of Old Long Beach and are coordinated with the Company's origination practices. Because of these factors, management believes that the Sub-Servicer is able to provide faster and more effective servicing of the Company's loans than could another independent servicer.



     The Company is entering into a three-year agreement with the Sub-Servicer under which the Sub-Servicer will sub-service loans originated or purchased by the Company. Sub-servicing will be provided by the Sub-Servicer at an agreed-upon rate and with default terms comparable to industry standards. The agreement contains other customary terms and conditions and either party has the right to terminate the agreement at any time effective after 18 months upon six months' prior written notice to the other party. In the event of a termination, either party may request that the loans that were sub-serviced by the Sub-Servicer be transferred to the Company or its designee for servicing, subject to obtaining any required consents to such transfer. The Company may conduct its own servicing operations or select an alternate servicer following termination or expiration of the agreement with the Sub-Servicer. See "Certain Transactions -- Loan Sub-Servicing Agreement."


REGULATION

     New Long Beach's consumer lending activities are subject to the Federal Truth-in-Lending Act ("TILA") and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Equal Credit Opportunity Act of 1974, as amended ("ECOA") and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Real Estate Settlement Procedures Act of 1974, as amended ("RESPA") and Regulation X, the Home Mortgage Disclosure Act ("HMDA") and Regulation C, the Federal Debt Collection Practices Act and the Fair Housing Act, as well as other federal and state statutes and regulations affecting New Long Beach's activities. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcements actions.

     New Long Beach is subject to the rules and regulations of, and examinations by, the Department of Housing and Urban Development, the Federal Housing Administration and other federal and state regulatory authorities with respect to originating, underwriting, funding, acquiring, selling and servicing mortgage loans. In addition, there are other federal and state statutes and regulations affecting such activities. These rules and regulations, among other things, impose licensing obligations on New Long Beach, establish eligibility criteria for loans, prohibit discrimination, provide for inspection and appraisals of properties, require credit reports on prospective borrowers, regulate payment features and, in some cases, fix maximum interest rates, fees and loan amounts. New Long Beach is required to submit annual audited financial statements to various governmental regulatory agencies that require the maintenance of specified net worth levels.

     New Long Beach is a FNMA approved seller/servicer and is subject to the supervision of FNMA. In addition, New Long Beach's operations are subject to supervision by state authorities (typically state banking or consumer credit authorities), many of which generally require that New Long Beach be licensed to conduct its business. This normally requires state examinations and reporting requirements on an annual basis.

     The TILA requires a written statement showing an annual percentage rate of finance charges and requires that other information be presented to debtors when consumer credit contracts are executed. RESPA requires written disclosure concerning settlement fees and charges, mortgage servicing transfer practices and escrow or impound account practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. The Fair Credit Reporting Act requires certain disclosures to applicants concerning information that is used as a basis for denial of credit. HMDA requires collection and reporting of statistical data concerning the loan transaction. ECOA prohibits discrimination against applicants with respect to any aspect of a credit transaction on the basis of sex, marital status, race, color, religion, national origin, age, derivation of income from public assistance programs, or the good faith exercise of a right under the Federal Consumer Credit Protection Act. The Fair Housing Act prohibits discrimination in mortgage lending on the basis of race, color, religion, sex, handicap, familial status or national origin.

     The interest rates which New Long Beach may charge on its loans are subject to state usury laws, which specify the maximum rate which may be charged to consumers. In addition, both federal and state truth-in-lending regulations require that New Long Beach disclose to its borrowers prior to execution of the loans all material terms and conditions of the financing, including the payment schedule and total obligation under the loans. New Long Beach believes that it is in compliance in all material respects with such regulations.

     As a condition to funding of its loans, New Long Beach requires each borrower to obtain and maintain in force a policy of insurance providing coverage for improvements on any real property securing the borrower's loan. If the borrower fails to provide fire and extended coverage insurance (and flood insurance if required) prior to closing of the borrower's loan or if the borrower's coverage is subsequently canceled or not renewed at any time during the loan period and the borrower fails to obtain new coverage, New Long Beach, through an outside insurance vendor who monitors whether insurance is maintained, will provide coverage on the borrower's behalf under policies insuring New Long Beach's interest in the collateral. Such practice is commonly referred to as a "forced placement" of insurance. The insurance which can be required and insurance which is forced placed is subject to regulation under TILA, the National Flood Insurance Act, and state insurance regulatory and lender statutes. Such laws and regulations generally impose disclosure and notice requirements which must be satisfied in connection with insurance requirements and the forced placement of coverage, limitations on the amount of coverage that a lender may obtain to protect its interest in the collateral and restrictions on fees and charges that New Long Beach may assess in connection with such insurance.

     Failure to comply with any of the foregoing federal and state laws and regulations could result in the imposition of civil and criminal penalties on New Long Beach, class action lawsuits and administrative enforcement actions.

DEPARTMENT OF JUSTICE SETTLEMENT AGREEMENT


     In September 1996, Old Long Beach entered into a settlement agreement with the U.S. Department of Justice (the "DOJ") arising out of a DOJ investigation and complaint which alleged that Long Beach Bank, F.S.B. during the period from January 1991 through June 1994 charged certain African-American, Hispanic, female and older borrowers more than younger, white male borrowers in violation of fair lending laws. Old Long Beach denied all allegations in the complaint and all claims of discrimination. Old Long Beach also disputed the validity of the statistical analysis relied upon by the DOJ as the principal basis for its claims and further maintained that the DOJ theories of liability regarding broker-sourced lending were legally unsupportable. Nonetheless, to avoid costly, protracted litigation, Old Long Beach agreed to establish a $3 million fund to reimburse up to 1,200 borrowers identified by the DOJ as the maximum number of individuals who may have been affected by the alleged fair lending violations. Old Long Beach asserted that the better solution to the issues raised by the DOJ was an intensive national effort in consumer education and industry-wide initiatives directed at employee and broker education and training. For this reason, Old Long Beach also agreed to contribute an additional $1 million (payable over 3 years) to fund consumer education programs in conjunction with civil rights groups. Old Long Beach has established all funds required by the settlement agreement.


     Pursuant to the settlement agreement, New Long Beach, as a successor to Old Long Beach, will (i) document any price exceptions from the Company's rate sheet on broker-sourced loans, (ii) periodically review the results of its broker-sourced lending operations for its compliance with fair lending laws (but in no event shall the Company be required to disclose any documents or information therewith, including the identities of any brokers with whom it does business), (iii) retain all loan application files submitted for mortgage loans and all loan-rider documents and notices relevant to any pricing decisions until September 1999 and report to the DOJ semi-annually on compliance with the settlement agreement, and (iv) provide to brokers information about the Company's fair-lending and pricing procedures and an opportunity to participate in fair-lending training.

     In addition, if, as expected, the Company commences direct-sourced mortgage lending, it will be required to provide certain training courses for Company employees involved in direct-sourced mortgage loan pricing, use its best efforts to place mortgage loan applicants in appropriate risk classifications based on objective credit and risk-related criteria, and implement a direct-sourced mortgage loan monitoring system of mortgage loan prices.

EMPLOYEES


     As of February 28, 1997, the Company had a total of 343 employees, two of whom were part-time employees and 341 of whom were full-time employees. The Company has 147 employees working at its corporate headquarters. None of the Company employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.


PROPERTIES


     The Company's corporate headquarters are located at 1100 Town & County Road, Orange, California 92868, where Old Long Beach leases approximately 23,000 square feet of office space used by the Company. The Old Long Beach lease expires on May 14, 2001, and Old Long Beach has an option to renew the lease for five years. The current annual rent on such space is approximately $412,700. The lease provides for certain scheduled increases in annual rent. The Company is currently negotiating a separate lease for such office space which it anticipates will contain terms substantially similar to the Old Long Beach lease.


     The Company also leases or subleases space for five regional processing centers and approximately 60 account executive offices. The regional processing centers range in size from 2,388 to 6,160 square feet and the account executive offices are between approximately 150 and 1,500 square feet. The Company believes that these spaces are being leased at market rates.


     In connection with the Reorganization, the Company plans to lease approximately 9,000 additional square feet of office space for its corporate headquarters. The Company believes its facilities are both suitable and adequate for the current business activities conducted at its regional centers and at its existing sales offices. As part of the Company's geographic expansion, the Company anticipates leasing additional office space in the future.


LEGAL PROCEEDINGS


     When the Company operated as a division of Old Long Beach, it was involved in various lawsuits incidental to its business, none of which had a material adverse effect on the Company. In the Reorganization the Company is not assuming any liabilities that may arise out of any lending or loan servicing activities of Old Long Beach prior to the Reorganization, other than certain liabilities relating to the assets or personnel being transferred, including liabilities related to the broker-sourced mortgage loan operations, nor is the Company indemnifying Old Long Beach against any such liabilities. As such, the Company is not involved currently in any litigation. See "Reorganization."


     Old Long Beach is the defendant in a lawsuit filed in November 1996 in the United States District Court for the District of Massachusetts, which alleges that Old Long Beach made certain payments to mortgage brokers in violation of RESPA. The plaintiff has requested that the case be treated as a nationwide class action, but no court has ruled on that request. Old Long Beach intends to defend vigorously against this action, and in January 1997 filed its answer to the complaint denying all allegations of illegal or improper activities. Old Long Beach believes that its mortgage broker compensation programs comply with all applicable laws and are consistent with long-standing industry practice and regulatory interpretations. The Company is not a party to the Old Long Beach lawsuit and none of the loans underlying the claim are being transferred to the Company.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     Old Long Beach is reorganizing its business operations (i.e., the Reorganization) by transferring certain assets (including independent broker lists, office leases, furniture, leasehold improvements and equipment) and personnel related to the broker-sourced mortgage lending and loan sales operations of Old Long Beach and approximately $40 million in cash to the Company. The assets being transferred to the Company include loans in process as of the time of the Reorganization but do not include loans funded prior to the Reorganization or servicing rights with respect to loans funded prior to the Reorganization.

     The following unaudited pro forma consolidated financial data have been prepared based on the Company's historical audited consolidated financial statements for the year ended December 31, 1996. The unaudited pro forma consolidated financial data give effect to the necessary adjustments to illustrate the estimated effects of the Reorganization as if it had occurred as of January 1, 1996 as to the statement of operations and December 31, 1996 as to the statement of financial condition. The unaudited pro forma consolidated financial data are for illustrative purposes only and do not purport to represent what the results of operations or financial position of the Company would have actually been if the Reorganization had occurred on such date or to project the results of operations or financial position of the Company for any future date or period. The unaudited pro forma consolidated financial data should be read together with the Financial Statements of the Company and related Notes included elsewhere in this Prospectus.


                                                                  AS OF DECEMBER 31, 1996
                                                         -----------------------------------------
                                                         ACTUAL        ADJUSTMENTS       PRO FORMA
                                                         -------       -----------       ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND SHARE
                                                         DATA)
STATEMENT OF FINANCIAL CONDITION (UNAUDITED):
Cash.................................................    $    --        $  40,000(1)      $40,000
Loans held for sale..................................     49,580          (49,580)(2)          --
Receivable from sales of loans.......................     25,103          (25,103)(2)          --
Premises and equipment, net..........................      2,033               --           2,033
Deferred income taxes................................      2,120           (2,120)(2)      36,000
                                                                           36,000(3)
Prepaid expenses and other assets....................        914             (732)(2)         182
                                                         -------        ---------         -------
          Total assets...............................    $79,750        $  (1,535)        $78,215
                                                         =======        =========         =======
Liabilities:
Warehouse financing facility.........................    $72,829        $ (72,829)(2)     $    --
Accounts payable and accrued liabilities.............      5,784           (5,028)(2)       2,256
                                                                            1,500(8)
                                                         -------        ---------         -------
          Total liabilities..........................     78,613          (76,357)          2,256
Stockholders' equity.................................      1,137           40,000(1)       75,959
                                                                              322(2)
                                                                           36,000(3)
                                                                           (1,500)(8)
                                                         -------        ---------         -------
          Total liabilities and stockholders'
            equity...................................    $79,750        $  (1,535)        $78,215
                                                         =======        =========         =======

                                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                                          ----------------------------------------
                                                          ACTUAL      ADJUSTMENTS       PRO FORMA
                                                          -------     -----------       ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND
                                                                        SHARE DATA)
STATEMENT OF OPERATIONS (UNAUDITED):
  Revenue:
     Gain on sales of loans.............................  $50,699      $  (1,234)(4)    $   49,465
     Loan servicing and other fees......................       --          1,529(5)          1,529
     Interest income....................................    3,275          2,094(6)          5,369
                                                          -------        -------        ----------
          Total revenues................................   53,974          2,389            56,363
  Expenses:
     Compensation and employee benefits.................   22,299            600(5)         22,899
     Rent and other occupancy costs.....................    4,188             --             4,188
     Office supplies and courier service................    1,903             --             1,903
     Depreciation.......................................    1,025             --             1,025
     Legal and professional.............................    1,828             --             1,828
     Interest...........................................    2,814            326(7)          3,140
     Loan sub-servicing.................................       --          1,990(5)          1,990
     Other..............................................    3,945             --             3,945
                                                          -------        -------        ----------
          Total expenses................................   38,002          2,916            40,918
  Income before provision for income taxes..............   15,972           (527)           15,445
  Provision for income taxes............................    6,580           (217)(9)         6,363
                                                          -------        -------        ----------
  Net income............................................  $ 9,392      $    (310)       $    9,082
                                                          =======        =======        ==========
  Pro forma earnings per share..........................                                $      .36
                                                                                        ==========
  Pro forma weighted average number of shares
     outstanding........................................                                25,000,000
                                                                                        ==========


---------------
(1) Reflects the cash proceeds received by the Company from Old Long Beach pursuant to the Reorganization. See "Reorganization."


(2) Reflects the elimination of the receivable from the sales of loans, loans held for sale, certain prepaid expenses and other assets, deferred income taxes, Old Long Beach's revolving warehouse financing facility, certain accounts payable and accrued liabilities which are to be retained by Old Long Beach pursuant to the Reorganization. See "Reorganization." Liabilities assumed by the Company represent capital lease obligations and accrued vacation liability.


(3) Reflects the inclusion of the deferred income taxes pursuant to the Reorganization (see "Reorganization").

(4) Gain on sale of loans has been decreased to reflect the elimination of the gain on sale of loans originated prior to January 1, 1996 (the effective date of the Reorganization for the pro forma statement of operations).

(5) Reflects the inclusion of loan servicing fees, net of the amortization of mortgage servicing rights of $1.8 million, and loan sub-servicing costs related to loans originated during the period. Pursuant to the Loan Sub-Servicing Agreement, the Company retains the loan servicing fees and mortgage servicing rights related to loans it originates and incurs sub-servicing costs of 45 basis points per annum, paid monthly, on the declining principal balance of each loan serviced. Other fees and compensation expense have been increased to reflect the administrative services agreement pursuant to which the Company will perform all functions necessary on behalf of Old Long Beach to sell the mortgage loans originated by Old Long Beach.

(6) Reflects additional interest income related to the inclusion of cash proceeds received by the Company pursuant to the Reorganization. See "Reorganization." The additional interest income was calculated using an estimated return on United States treasury securities with one-year maturities of 5.2%.


(7) Reflects an adjustment to interest expense pursuant to the terms of the Company's Warehouse Financing Facility. The Warehouse Financing Facility bears interest at a rate based on London Interbank Offered Rate ("LIBOR") for U.S. dollar deposits which is 1/8% less than the interest rate on Old Long Beach's revolving warehouse financing facility. The pro forma amortization of debt issuance costs for the Warehouse Financing Facility is $662,000 which is $417,000 greater than the historical amortization expense. Interest expense also reflects the inclusion of interest charges related to the financing of servicing-related advances to loan purchasers.



(8) Reflects accrued liabilities related to the Reorganization.



(9) Reflects the tax impact of the reduction in earnings related to the pro forma adjustments to earnings before taxes as discussed above.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position with the Company of the persons who serve as directors and executive officers of the Company. Officers of the Company are elected by the Board of Directors of the Company and serve at the discretion of the Board.


               NAME                    AGE                        POSITIONS
-----------------------------------    ---     ------------------------------------------------
M. Jack Mayesh.....................    55      Chairman of the Board and Chief Executive
                                               Officer
Edward Resendez....................    40      President, Director
Frank J. Curry.....................    35      Executive Vice President
James H. Leonetti .................    37      Senior Vice President, Chief Financial Officer
James J. Sullivan .................    39      Senior Vice President, General Counsel,
                                               Secretary
David S. Engelman..................    59      Director
C. Stephen Mansfield...............    57      Director



     The Company intends to add at least one additional non-management director to the Board of Directors prior to or shortly after the completion of this Offering.


     M. Jack Mayesh has served as Chief Executive Officer and Chairman of the Board of LBFC since January 1997. Prior to the Reorganization, he served as President of Old Long Beach since its formation in October 1994. Mr. Mayesh was employed by Long Beach Savings and Loan Association (later known as Long Beach Bank, F.S.B.) ("Long Beach Bank") in a variety of positions between 1983 and 1994, including serving as President between 1993 and 1994 and as Executive Vice President, with responsibility for liability management and secondary market loan sales activities, from 1986 to 1993.

     Edward Resendez has served as President and a director of LBFC since January 1997. He served as President of the broker-sourced mortgage loan division of Old Long Beach between August 1995 and January 1997. From January 1995 through August 1995, Mr. Resendez served as First Vice President of the broker-sourced mortgage loan division of Old Long Beach, where he oversaw residential lending and production. From October 1994 through January 1995, he served as First Vice President of the broker-sourced and direct-sourced mortgage loan divisions of Old Long Beach, where he oversaw residential lending and production, and held the same position for Long Beach Bank from November 1993 through October 1994. From 1987 through 1993, Mr. Resendez served as Vice President of Long Beach Bank, with a variety of managerial responsibilities in the broker-sourced and direct-sourced mortgage loan divisions, including loan production, risk management, internal auditing and regulatory compliance.

     Frank J. Curry has served as Executive Vice President of LBFC since January 1997. He served as Executive Vice President of the broker-sourced mortgage loan division of Old Long Beach between October 1994 and January 1997, with responsibility for production and processing, and held the same position with Long Beach Bank from 1993 to October 1994. Mr. Curry was employed by Long Beach Bank in a variety of other positions between 1988 and 1993, including serving as a Regional Vice President in charge of expansion of the broker-sourced mortgage loan division from 1992 to 1993, as a regional manager of broker-sourced mortgage loan activities from 1990 to 1992, and as a sales manager responsible for broker-sourced mortgage loan production from 1988 to 1990.


     James H. Leonetti, C.P.A., has served as Senior Vice President and Chief Financial Officer of LBFC since March 1997. From 1989 to March 1997, Mr. Leonetti was employed by California Federal Bank, where he most recently served as Senior Vice President and Controller, with a variety of responsibilities, including functioning as Chief Financial Officer for the bank's consumer finance and real estate subsidiaries, directing the corporate accounting functions and related activities of the bank. From 1984 to 1989, Mr. Leonetti served as Vice President and Assistant Controller of FarWest Financial Corp., where he managed accounting functions.

     James J. Sullivan, C.P.A., J.D., has served as Senior Vice President, General Counsel and Secretary of LBFC since March 1997. From July 1991 to March 1997, Mr. Sullivan served as Vice President and Legal Counsel of American Savings Bank, F.A., with a variety of responsibilities, including serving as the lead corporate attorney for the bank and its subsidiaries, the attorney in charge of the bank's finance division, and the lead transactional attorney for the bank's loan servicing division. From 1985 to July 1991, Mr. Sullivan was employed as an associate at the law firm of Gibson, Dunn & Crutcher LLP, where his practice focused on mergers and acquisitions, public and private financings, asset-based lending, general Securities and Exchange Commission compliance work, and bank regulatory advice.



     David S. Engelman has served as director of LBFC since March 1997. He also serves as a director of MGIC Investment Corporation. Mr. Engelman served as Chairman, Chief Executive Officer and President of UnionFed Financial Corporation from 1991 until March 1997, and held the same positions at its subsidiary, Union Federal Bank, until the Office of Thrift Supervision appointed a receiver for the bank in August 1996. From 1989 to 1991, Mr. Engelman was a consultant to Portland General Corporation, a diversified public utility holding company, with responsibility for the management and liquidation of real estate assets.


     C. Stephen Mansfield has served as a director of LBFC since January 1997. Mr. Mansfield also serves as a director of Noel Joanna, Inc. and Marine National Bank. Mr. Mansfield was a partner with Deloitte & Touche and its predecessors from 1977 until he retired as a senior partner in 1990. Mr. Mansfield is a director of Old Long Beach and a director of the sole stockholder of Old Long Beach but will resign from such boards upon completion of this Offering.


THE BOARD OF DIRECTORS



     The Board of Directors currently has four members and is divided into three classes. Class I Directors will serve until the annual meeting of stockholders in 1998 and thereafter for terms of three years until their successors have been elected and qualified. Class II Directors will serve until the annual meeting of stockholders in 1999 and thereafter for terms of three years until their successors have been elected and qualified. Class III Directors will serve until the annual meeting of stockholders in 2000 and thereafter for terms of three years until their successors have been elected and qualified. Edward Resendez is a Class I Director; M. Jack Mayesh and David S. Engelman are Class II Directors; and C. Stephen Mansfield is a Class III Director.


COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee


     The Board of Directors will establish an audit committee (the "Audit Committee"). The Audit Committee, among other things, will make recommendations to the Board of Directors concerning the engagement of independent public accountants; monitor and review the quality and activities of the Company's internal audit function and those of its independent accountants; and monitor the adequacy of the Company's operating and internal controls as reported by management and the independent or internal auditors. The members of the Audit Committee will be C. Stephen Mansfield (Chairman), David S. Engelman and at least one other independent director.


  Compensation Committee


     The Board of Directors will establish a compensation committee (the "Compensation Committee"). The Compensation Committee, among other things, will review salaries, benefits and other compensation, including stock based compensation under the Company's 1997 Stock Incentive Plan, of directors, officers and other employees of the Company and make recommendations to the Board of Directors. The members of the Compensation Committee will be David S. Engelman (Chairman), C. Stephen Mansfield and at least one other independent director.

NON-EMPLOYEE DIRECTORS COMPENSATION

     The Company intends to pay its non-employee directors an annual retainer of $25,000 and a fee of $1,000 for each board or committee meeting attended ($500 for committee meetings on a Board meeting date). Each chairman of a committee of the Board of Directors also will receive an annual retainer of $3,000. All directors will be reimbursed for expenses incurred to attend meetings of the Board of Directors or committees thereof. In addition, each non-employee director will receive an option to purchase 25,000 shares of the Company's Common Stock at an exercise price per share equal to the Company's initial offering price, under the terms and conditions of the Company's stock incentive plan. (See "-- 1997 Stock Incentive Plan"). The Company anticipates that each non-employee director will also receive additional option grants on an annual basis under the Company's stock incentive plan.

EXECUTIVE COMPENSATION


     All compensation paid prior to the Reorganization to Messrs. Mayesh, Resendez, Curry, Leonetti, and Sullivan was paid by Old Long Beach for services rendered to Old Long Beach.



     Following the Reorganization, the Company will pay compensation to its Chief Executive Officer and its four other most highly compensated executive officers pursuant to the terms of their respective employment agreements.


MANAGEMENT COMPENSATION AND EMPLOYMENT AGREEMENTS


     The Company expects to enter into employment agreements with each of its executive officers for a specified term. The employment agreements for Messrs. Mayesh, Resendez and Curry will provide for an annual salary of not less than $200,000 per year plus an annual bonus of up to 100% of base salary. The employment agreement for Mr. Leonetti will provide for an annual salary of not less than $175,000 per year plus an annual bonus of up to 75% of base salary, and the employment agreement for Mr. Sullivan will provide for an annual salary of not less than $160,000 per year plus an annual bonus of up to 50% of base salary. Each of the Company's executive officers will also be entitled to specified benefits and reimbursement of expenses. Under the employment agreements, each executive officer will be entitled to severance and other payments following termination of his employment in certain circumstances, including termination by the Company without cause and termination by such officer for good reason (including the material reduction or material adverse modification of authority or duties, any material breach by the Company of the employment agreement, or any requirement to move such officer's principal place of employment outside of Orange County, California). Under such circumstances, the officer will be entitled to receive monthly severance payments from the Company for twelve months following termination, with monthly payments equal to the officer's monthly base salary plus bonus. The agreements will require each officer to devote his best efforts to the interests and business of the Company and will contain proprietary information provisions and nonsolicitation provisions for specified periods following termination of employment. Each of Messrs. Mayesh, Resendez and Curry will receive an option to purchase 500,000 shares of the Company's Common Stock, and each of Messrs. Leonetti and Sullivan will receive an option to purchase 100,000 shares of the Company's Common Stock. Such options will be at an exercise price equal to the initial Offering price of the Common Stock and will vest 20% per year over five years.


     The Company has no other employment agreements with any other officers or employees.

1997 STOCK INCENTIVE PLAN


     LBFC has established the 1997 Stock Incentive Plan (the "Plan") to enable directors, executive officers, independent contractors and other key employees of LBFC to participate in the ownership of LBFC. The Plan covers 3,000,000 shares of Common Stock. On the date of this Prospectus, LBFC granted options to acquire an aggregate of 2,200,000 shares of Common Stock to approximately 20 officers and key employees. These options expire on the earlier of ten years from the date of grant or thirty days after a holder's termination of service.

  Purpose and Eligibility


     The Plan is intended to promote the interests of LBFC and its stockholders by using investment interests in LBFC to attract, retain and motivate its management and other persons, to encourage and reward their contributions to the performance of LBFC and to align their interests with the interests of LBFC's stockholders. The persons eligible to receive an Award under the Plan include directors, officers, employees, consultants, and advisors of LBFC and its affiliated entities.


  Administration, Amendment and Termination


     The administering body for the Plan is the Compensation Committee. As long as LBFC has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the Compensation Committee will be composed solely of "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. The administering body will have the power to construe the Plan and the rights of recipients of Awards granted thereunder. The administering body will also have the power to (i) discontinue, suspend or amend the Plan in any manner (subject to certain limited exceptions, including increases in the number of shares available that may be the subject of Awards under the Plan and stockholder approval of other amendments that would materially increase the benefits accruing to participants) and (ii) modify, extend, renew or exchange outstanding Awards. The Plan, as amended from time to time shall, in the discretion of the Compensation Committee, apply to and govern Awards granted under the Plan prior to the date of such amendment, provided that the consent of an Award holder is required if such amendment would alter, terminate, impair or adversely affect an Award. Awards may be granted under the Plan until the tenth anniversary of the adoption of the Plan by LBFC's Board of Directors.


  Securities Subject to the Plan


     The Plan provides for the grant ("Award") of stock options (including incentive stock options or nonqualified stock options), stock appreciation rights, stock payments, dividend equivalents, stock bonuses, stock sales, phantom stock and other stock-based benefits. Stock options granted under the Plan may be incentive stock options ("ISOs") intended to qualify under the provisions of Section 422 of the Internal Revenue Code ("Code") or non-qualified stock options that do not so qualify. The maximum number of shares of Common Stock that may be the subject of Awards granted under the Plan may not exceed 3,000,000 shares in the aggregate, subject to adjustments for stock splits or other adjustments as discussed below. The shares available under the Plan may either be authorized and unissued shares or shares reacquired by LBFC through open market purchases or otherwise. If any Award granted under the Plan expires, terminates or is forfeited before the exercise thereof or the payment in full thereof, the shares covered by the unexercised or unpaid portion will become available for new grants under the Plan.



     If (i) the outstanding shares of Common Stock of LBFC are increased, decreased or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed in respect of such shares of Common Stock (or any stock or securities received with respect to such Common Stock), through merger, consolidation, sale or exchange of all or substantially all of the properties of LBFC, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, spin-off or other distribution with respect to such shares of Common Stock (or any stock or securities received with respect to such Common Stock) or (ii) the value of the outstanding shares of Common Stock of LBFC is reduced by reason of an extraordinary cash dividend, an appropriate and proportionate adjustment may be made in (1) the maximum number and kind of shares subject to the Plan, (2) the number and kind of shares or other securities subject to then outstanding Awards, and/or (3) the price for each share or other unit of any other securities subject to then outstanding Awards. Any adjustments under the Plan will be made by the Compensation Committee, whose determination as to any adjustment will be final, binding and conclusive.



     As of the effective time and date of any change in control of LBFC, the Plan and any then outstanding Awards (whether or not vested) shall automatically terminate unless (i) provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of such Awards, or for the substitution for such Awards of new awards covering the securities of a successor entity or an affiliate thereof with appropriate adjustments as to the number and kind of securities and exercise prices, in which event the Plan and such outstanding Awards shall continue or be replaced, as the case may be, in the manner and under the terms so provided; or (ii) the Board otherwise shall provide for the cancellation of Awards and their automatic conversion into the right to receive the securities, cash or other consideration that a holder of the shares underlying such Awards would have been entitled to receive upon consummation of such change in control had such shares been issued and outstanding immediately prior to the effective date and time of the change in control (net of the appropriate option exercise prices). If, pursuant to the foregoing provisions of the Plan, the Plan and the Awards shall terminate by reason of the occurrence of a change in control without provision for any of the action(s) described in clause (i) or (ii) above, then any recipient holding outstanding Awards shall have the right, at such time immediately prior to the consummation of the change in control as the Board shall designate, to exercise the recipient's Awards to the full extent not theretofore exercised, including any installments which have not yet become vested.

  Terms and Conditions of Awards Under the Plan

     The Compensation Committee will select the recipients of Awards granted under the Plan and will determine the dates, amounts, exercise prices, vesting periods and other relevant terms of the Awards. The maximum number of shares of Common Stock with respect to which an Award or Awards may be granted to any eligible person in any one year shall not exceed 1,000,000 shares, subject to antidilution adjustment as provided in the Plan.

     Award Pricing. The pricing of Awards, including the exercise price for stock options granted under the Plan, shall be determined by the Compensation Committee as of the date the Award is granted, provided that the exercise price shall be no less than 100% of the fair market value (as determined under the Plan) of the underlying shares as of such date.


     Award Vesting. Awards granted under the Plan vest and become exercisable as determined by the Compensation Committee in its discretion. Awards granted under the Plan may be exercised at any time after they vest and before the expiration date determined by the Compensation Committee, provided that no Award may be exercised more than ten years after its grant (five years after grant in the case of any Award intended to qualify as incentive stock options under the Code and granted to certain holders of significant amounts of LBFC's outstanding Common Stock). Furthermore, in the absence of a specific agreement to the contrary, options will generally expire and become unexercisable immediately upon termination of the recipient's employment with LBFC for cause, 30 days in the case of termination without cause, or six months after the termination of the recipient's employment with LBFC by reason of death, permanent disability or normal retirement. The Compensation Committee may accelerate the vesting of any options and may also extend the period following termination of employment with LBFC during which options may vest and/or be exercised (subject to a maximum ten-year term from date of grant).



     Award Payments. The exercise price for Awards may be paid in cash or in any other consideration the Compensation Committee deems acceptable, including securities of LBFC surrendered by the Award holder or withheld from the shares otherwise deliverable upon exercise. LBFC may extend or arrange for the extension of credit to any Award holder to finance the Award holder's purchase of shares upon exercise of the holder's Award on terms approved by the Compensation Committee, subject to restrictions under applicable laws and regulations, or allow exercise in a broker's transaction in which the exercise price will not be received until after exercise and subsequent sale of the underlying Common Stock. Consideration received by LBFC upon exercise of Awards granted under the Plan will be used for general working capital purposes.


     Limited Transferability of Awards. Awards are generally not transferable by the recipient during the life of the recipient.


     Awards Documentation. Awards granted under the Plan will be evidenced by an agreement duly executed on behalf of LBFC and by the recipient or a confirming memorandum issued by LBFC to the recipient, setting forth such terms and conditions applicable to the Award. The adoption of the Plan shall not affect any other stock option, incentive or other compensation plans in effect for LBFC, and the Plan shall not preclude LBFC from establishing any other forms of incentive or other compensation for employees, directors, advisors or consultants of LBFC, whether or not approved by stockholders.


     Rights With Respect to Common Stock. No recipient of an Award under the Plan and no beneficiary or other person claiming under or through such individual will have any right, title or interest in or to any shares of Common Stock subject to any Award or any rights as a stockholder unless and until such Award is duly exercised pursuant to the terms of the Plan and the exercise of such Award results in the issuance of shares of Common Stock to the recipient.


     Plan Provisions Regarding Section 162(m) the Internal Revenue Code. In general, Section 162(m) of the Code imposes a $1,000,000 limit on the amount of compensation that may be deducted by LBFC in any tax year with respect to the Chief Executive Officer of LBFC and its other four most highly compensated employees, including any compensation relating to an Award under the Plan. To prevent compensation relating to an Award under the Plan from being subject to the $1,000,000 limit of Code Section 162(m), the Plan provides that no one eligible person shall be granted any Awards with respect to more than 1,000,000 shares of Common Stock in any one calendar year if such grant would otherwise be subject to Code Section 162(m). Furthermore, if Code Section 162(m) would otherwise apply and if the amount of compensation an eligible person would receive under an Award is not based solely on an increase in the value of the underlying common stock of LBFC after the date of grant or award, the Compensation Committee can condition the grant, vesting, or exercisability of such an Award on the attainment of a preestablished objective performance goal. For this purpose, a preestablished objective performance goal may include one or more of the following performance criteria: (a) cash flow, (b) earnings per share (including earnings before interest, taxes, and amortization), (c) return on equity, (d) total stockholder return, (e) return on capital, (f) return on assets or net assets, (g) income or net income, (h) operating income or net operating income, (i) operating margin, (j) return on operating revenue, and (k) any other similar performance criteria.


DEFERRED COMPENSATION PLAN

     The Company has established a Deferred Compensation Plan (the "Deferred Plan") to provide certain key employees of the Company enhanced deferred compensation benefits, which are designed to attract and retain outstanding individuals in key positions within the Company.

  Administration

     The Deferred Plan will be administered by the Compensation Committee. The Compensation Committee will have the authority to delegate those administrative tasks the Compensation Committee determines are in the best interest of the Deferred Plan, participants or the Company. Amendment or termination of the Deferred Plan shall be and remain a function of the Board of Directors of the Company.

  Eligibility

     Each key employee of the Company designated by the Compensation Committee shall be eligible to participate in the Deferred Plan upon execution of a Deferred Compensation Agreement.

  Amount of Deferral

     An eligible employee who elects to participate in the Deferred Plan may designate in his or her Agreement with the Company any percentage of such employee's compensation to be deferred by the Company. Compensation shall include the employee's basic salary, bonuses, commissions, incentive compensation, overtime pay and all other forms of cash compensation before giving effect to amounts deferred pursuant to the Deferred Plan. An eligible employee shall make his or her deferral election with respect to his or her base salary separately from his or her deferral election with respect to other compensation. Any election to commence participation or to change the amount deferred shall be effective as of the beginning of the first pay period beginning after the January 1 next following the date on which the employee gives written notice to the Company of such election. In the case of an employee who first becomes eligible to participate in the Deferred Plan in the first calendar year in which the Deferred Plan is adopted, participants shall have 30 days after notice of eligibility to provide an election to participate. Deferral shall be effected by reduction in the amount of salary, and/or bonuses and other incentive compensation, if applicable, paid through the payroll system. Amounts deferred shall be credited on the Company's books to a bookkeeping account for each participant of the Deferred Plan and will be accumulated until payable.

  Payment of Amounts Deferred

     Concurrently with his or her election to participate in the Deferred Plan, an eligible employee shall designate a specified future date to which payment of the amount covered by such election is to be deferred and shall also designate the method of payment, which shall be either a lump sum payment on the designated payment date or substantially equal installments for a two, three, four or five-year period commencing on the designated date. Upon the death or permanent disability of the participant, payment of all amounts deferred by such participant shall be paid as soon as reasonably practicable following the date of such death or disability. In the event of the death of the participant, amounts payable pursuant to the Deferred Plan shall be paid to the beneficiary specifically designated in the participant's agreement, or if the beneficiary is not designated, or the designated beneficiary is not living, then to the participant's estate. No interest shall be paid by the Company on amounts deferred by an eligible employee under this Deferred Plan unless the employee's Agreement with the Company specifically provides therefor.

  Withdrawal of Deferred Amounts

     No deferrals under the Deferred Plan may be withdrawn by the employee prior to the designated payment date, except in cases of extreme financial hardship or for good cause as demonstrated by the employee to and accepted by the Compensation Committee. Any distribution by reason of financial hardship shall not exceed the amount reasonably necessary to eliminate the extreme financial hardship.

  Unsecured General Creditor

     All title to and beneficial interest in all funds maintained or held by the Company on account of this Deferred Plan, whether or not earmarked for that purpose, shall be and remain in the Company and no employee shall have any interest in such funds. The Company shall have no obligation to any employee to maintain a fund, separate from the Company's general accounts, on account of the Deferred Plan and the Company's obligation under the Deferred Plan shall be merely that of an unfunded and unsecured promise of the Company to pay money in the future.

  Assignment

     A participant shall have no right to sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt any amounts payable under the Deferred Plan. No part of the amounts payable under the Deferred Plan shall, prior to actual payment, be subject to seizure or sequestration for payment of debts, judgments, alimony or separate maintenance owed by a participant or any other person or be transferable by operation of law in the event of a participant's or any other person's bankruptcy or insolvency.

  Withholding

     To the extent required by federal, state, local or foreign law, the Company shall have the right to withhold from payments made under the Deferred Plan, any taxes required to be withheld.


  Deferred Plan Amendment



     The Deferred Plan may be amended by the Board of Directors of the Company at any time and from time to time, provided that no such amendment shall operate to adversely effect a participant's rights under the Deferred Plan with respect to amounts deferred prior to the date of such amendment.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee will not be formed until promptly following the closing of the Offering. The Company intends that none of the executive officers of the Company will serve on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions.

                              CERTAIN TRANSACTIONS


     Old Long Beach presently owns 100% of the outstanding Common Stock of the Company. Upon consummation of this Offering, if the Underwriters exercise the over-allotment option in full, Old Long Beach will have no continuing interest in the Company. In connection with the Reorganization, Old Long Beach and the Company are entering into certain agreements for the purpose of providing certain services and defining their ongoing relationship. The agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. It is the intention of the Company and Old Long Beach that such agreements and the transactions provided for therein, taken as a whole, are fair to both parties, while continuing certain mutually beneficial arrangements. However, there can be no assurance that each of such agreements, or the transactions provided for therein, are or will be on terms at least as favorable to the Company as could have been obtained from unaffiliated parties.



     Additional or modified arrangements and transactions may be entered into by the Company, Old Long Beach and their respective affiliates after completion of this Offering. Any such future arrangements and transactions will be determined through negotiations between the Company and Old Long Beach.


     The following is a summary of the principal arrangements and transactions between the Company and Old Long Beach and its affiliates.


CONTRIBUTION AGREEMENT



     Pursuant to a Contribution Agreement (the "Contribution Agreement") between LBFC and Old Long Beach that is being entered into in connection with the Reorganization, Old Long Beach will transfer to LBFC all personnel and the assets of the broker-sourced lending and loan sales operations of Old Long Beach in exchange for 25,000,000 shares of Common Stock. The assets being transferred include independent broker lists, trade name, office and equipment leases, certain other contract rights, furniture, fixtures and equipment. In addition, all mortgage loans in process, that are not yet funded at the time of the Reorganization, are also being transferred to LBFC. No funded loans or other personnel and assets from the other operations of Old Long Beach are being transferred to LBFC and Old Long Beach shall be solely responsible for any liabilities that may arise from such retained operations, personnel and assets. LBFC is not assuming any liabilities arising out of Old Long Beach's lending or loan servicing activities prior to the Reorganization, other than certain liabilities relating to the assets or personnel being transferred to LBFC. As part of the Contribution Agreement, the Company and Old Long Beach will agree not to solicit or hire the employees of the other (existing at the time of the Reorganization) for a period of five years.



     Old Long Beach and Long Beach Financial Services Company ("Old Long Beach Holdings"), a Delaware corporation and the sole stockholder of Old Long Beach, have also agreed to indemnify and hold the Company harmless from any tax liability attributable to periods ending on or before the consummation of this Offering. For periods ending after the consummation of this Offering, the Company will pay its tax liability directly to the appropriate taxing authorities. Old Long Beach Holdings generally will control audits and administrative and judicial proceedings with respect to periods ending on or before the consummation of this Offering, although Old Long Beach Holdings cannot compromise or settle any issue that increases the Company's liability without first obtaining the consent of the Company. The Company generally will control all other audits and administrative and judicial proceedings.



     The Internal Revenue Service and the California Franchise Tax Board are currently auditing Old Long Beach in connection with issues relating to the timing of recognition of income and expenses. Under the

Contribution Agreement, Old Long Beach Holdings will indemnify the Company against any liability incurred by the Company in connection with such audit.


ADMINISTRATIVE SERVICES AGREEMENTS

     The Company (while operating as a division of Old Long Beach) has been historically allocated portions of total expenses of various administrative services provided to it by Old Long Beach. The costs of such services primarily included general corporate overhead, such as data processing, information services and cash management services, employee benefits and other administrative functions. These expenses were calculated as a pro rata share of certain administrative costs based on a variety of factors which take into consideration loan origination volume and historical ratios of direct expenses incurred by the various divisions of Old Long Beach to total direct expenses, which management believed was a reasonable method of allocation. The allocation of expenses to the Company for the years ended December 31, 1994, 1995 and 1996 was approximately $9.7 million, $7.0 million, and $8.9 million, respectively.

     In connection with the Reorganization, the Company and Old Long Beach are entering into an administrative services agreement under which Old Long Beach will continue to provide various services to the Company, including certain employee benefits administration, finance and accounting technical support, information services and data processing functions. Certain precautions are being taken to eliminate the opportunity for Old Long Beach to improperly use the confidential information relating to the Company to which Old Long Beach will have access after the Reorganization as a result of the services provided pursuant to the administrative services agreement.


     Old Long Beach will charge the Company a fixed fee of $125,000 per month for the information systems and data processing services that Old Long Beach will provide under the administrative services agreement. Old Long Beach will charge the Company for the other services that are provided under the administrative services agreement in an amount substantially equal to the cost of providing such services. The administrative services agreement will have a one-year term, unless earlier terminated by the Company upon 30 days' written notice. The Company currently anticipates it will have the capability to perform the functions covered by the administrative services agreement internally within one year from the date of the Reorganization. Once the Company develops the internal capability to perform each such function, the Company intends to terminate the administrative services agreement with respect to that function.



     In addition, the Company and Old Long Beach are entering into a second administrative services agreement pursuant to which the Company will perform all functions necessary on behalf of Old Long Beach to sell the mortgage loans originated by Old Long Beach and provide investor coordination and information for the existing loan portfolio as well as new loan originations. The administrative services agreement will have a term of one year, unless earlier terminated by Old Long Beach upon 30 days' written notice. There will be a fixed fee of $55,000 per month for such services. The Company currently anticipates Old Long Beach will have the capability to internally perform these sales functions within one year from the date of the Reorganization. Once Old Long Beach develops such internal capability, it is anticipated that Old Long Beach will terminate this administrative services agreement.


LOAN SUB-SERVICING AGREEMENT


     In connection with the Reorganization, the Company and the Sub-Servicer (a division of Old Long Beach) are entering into a three-year loan sub-servicing agreement (the "Loan Sub-Servicing Agreement") pursuant to which the Sub-Servicer will sub-service mortgage loans originated or purchased by the Company after the Reorganization. The Company expects to retain substantially all of the servicing rights for such loans, including loans sold to investors. Sub-servicing activities include collecting and remitting loan payments, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance, if applicable, making required inspections of the mortgaged property, contacting delinquent borrowers and supervising foreclosures and property dispositions. Under the Loan Sub-Servicing Agreement, the Company is obligated to pay the Sub-Servicer a 45 basis point annual servicing fee on the declining balance of each loan serviced.

     The Sub-Servicer is required to pay all expenses related to the performance of its duties under the Loan Sub-Servicing Agreement. However, the Company will provide the funding for required advances on delinquent mortgage payments, taxes and required insurance premiums that are not collected from borrowers with respect to any mortgage loan.



     The Company may terminate for cause the Loan Sub-Servicing Agreement with notice upon the occurrence of one or more of the events specified in such agreement, generally relating to the Sub-Servicer's proper and timely performance of its duties and obligations under the Loan Sub-Servicing Agreement. Either the Company or the Sub-Servicer may terminate the Loan Sub-Servicing Agreement without cause at any time effective after 18 months upon six months' prior written notice to the other party. In the event of a termination, either party may request that the loans that were sub-serviced by the Sub-Servicer be transferred to the Company or its designee for servicing, subject to obtaining any required consents to such transfer. The Company may in the future commence its own servicing operations.



     Under the Loan Sub-Servicing Agreement, the Company is entitled to all late payment charges, penalties and assumption fees collected in connection with the mortgage loans. The Company also receives any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and, to the extent allowed by law, from interest earned on tax and insurance impound funds.



INDEMNIFICATION AGREEMENTS


     The Company will enter into indemnification agreements with its executive officers and directors which require the Company to indemnify each in certain circumstances, in the manner and to the fullest extent permitted by the Delaware General Corporation Law.

           BENEFICIAL OWNERSHIP OF SECURITIES AND SELLING STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 5, 1997, and as adjusted to reflect the sale of 21,750,000 shares of Common Stock by the Selling Stockholder offered hereby, by (i) each director of the Company, (ii) the Company's most highly compensated executive officers, (iii) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock and
(iv) all directors and executive officers of the Company as a group.


                                              COMMON                                      COMMON
                                           STOCK OWNED                                 STOCK TO BE
                                             PRIOR TO                                  OWNED AFTER
                                           OFFERING(1)            NUMBER OF          THE OFFERING(4)
                                      ----------------------     SHARES TO BE     ----------------------
                                      NUMBER OF                  SOLD IN THE      NUMBER OF
              NAME(2)                   SHARES       PERCENT       OFFERING         SHARES       PERCENT
------------------------------------  ----------     -------     ------------     ----------     -------
Long Beach Mortgage Company
  (i.e., Old Long Beach)(3).........  25,000,000        100%       21,750,000      3,250,000(5)      13%(5)
M. Jack Mayesh......................          --         --                --             --         --
Edward Resendez.....................          --         --                --             --         --
Frank J. Curry......................          --         --                --             --         --
James H. Leonetti...................          --         --                --             --         --
James J. Sullivan...................          --         --                --             --         --
David S. Engelman...................          --         --                --             --         --
C. Stephen Mansfield................          --         --                --             --         --
All Directors and Officers as a
  Group (seven persons).............          --         --                --             --         --


---------------

(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned.

(2) Each of such persons may be reached at 1100 Town & Country Road, Suite 900, Orange, California 92868.


(3) Old Long Beach is a wholly-owned subsidiary of Old Long Beach Holdings, of which Roland E. Arnall owns 69.9% of the currently outstanding common stock.


(4) Certain officers and directors of the Company are being offered the opportunity to purchase shares of Common Stock at the Offering price. See "Underwriting." In addition, certain officers of the Company are being granted options to purchase shares of Common Stock pursuant to the 1997 Stock Incentive Plan. See "Management -- 1997 Stock Incentive Plan."

(5) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, Old Long Beach will own no shares of LBFC. See "Underwriting."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of LBFC consists of (i) 25,000,000 shares of preferred stock, $.001 par value (the "Preferred Stock"), and (ii) 150,000,000 shares of common stock, $.001 par value (the "Common Stock").


COMMON STOCK


     All of the outstanding Common Stock is beneficially owned by the Selling Stockholder. Upon completion of the Offering, there will be 25,000,000 shares of Common Stock outstanding, 3,250,000 of which will be owned by the Selling Stockholder (assuming no exercise of the Underwriters' over-allotment option). If the Underwriters' over-allotment option is exercised in full, the Selling Stockholder will own no shares of Common Stock. The issued and outstanding shares of Common Stock have been duly authorized, validly issued, fully paid and nonassessable.


     Holders of Common Stock are entitled to one vote for each share held of record. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors.


     Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of LBFC. Shares of Common Stock are not redeemable and there are no sinking fund provisions. The shares of Common Stock are not convertible into any other series or class of LBFC's securities.



     Subject to the preferences applicable to Preferred Stock outstanding at the time, holders of shares of Common Stock are entitled to dividends as may be as declared by the Board of Directors from time to time out of assets or funds of LBFC legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of debts and liabilities and Preferred Stock preferences, if any.



     LBFC's Board of Directors will have five members following completion of this Offering. Either the directors or the stockholders may amend the Bylaws to change the size of the Board of Directors, subject to the requirement in the Bylaws that the entire Board of Directors must consist of at least five and no more than nine directors. After the initial term, each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected and until his or her successor is duly elected and qualified or until his or her death, resignation or removal. Any stockholder entitled to vote at a meeting regarding the election of director may nominate a person for election as a director, provided that the stockholder gives LBFC written notice of the nomination at least 90 days before the meeting (or, if later, the seventh day after the first public announcement of the date of such meeting), which notice must contain specified information about the stockholder and the nominee.



     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "LBFC."


PREFERRED STOCK


     Pursuant to LBFC's Certificate of Incorporation, the Board of Directors has the authority to issue up to 25,000,000 shares of Preferred Stock in one or more series with such designations, powers, preferences and rights, including voting rights, as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that adversely affect the voting power or other rights of the holders of LBFC's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of the Company. LBFC currently has no plans to issue any shares of its Preferred Stock.

CERTAIN PROVISIONS OF DELAWARE LAW


     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of LBFC's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with LBFC for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of LBFC outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of LBFC and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by LBFC's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of LBFC not owned by the interested stockholder.



     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving LBFC and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of LBFC's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.



     Pursuant to Section 162 of the Delaware General Corporation Law, the Board of Directors of LBFC can, without stockholder approval, issue shares of capital stock, which may have the effect of delaying, deferring or preventing a change of control of LBFC. LBFC has no plan or arrangement for the issuance of any shares of capital stock other than in the ordinary course pursuant to the 1997 Stock Incentive Plan.


CERTAIN CHARTER AND BYLAW PROVISIONS


     LBFC's Certificate of Incorporation provides that no action which has not been previously approved by the Board of Directors may be taken by the stockholders except at an annual meeting or a special meeting of the stockholders.



     LBFC's Bylaws require stockholders to provide advance notice of any stockholder nominations for directors and of any business to be brought before any meeting of stockholders. Stockholders are not entitled to cumulative voting in connection with the election of directors. As a result, a person or a group controlling the majority of shares of Common Stock can elect all of the directors.



     The Certificate of Incorporation of LBFC contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate the directors' liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of a law. LBFC's Certificate of Incorporation also contains provisions to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.


TRANSFER AGENT


     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, LBFC will have 25,000,000 shares of Common Stock outstanding. The 21,750,000 shares of Common Stock sold in this Offering (25,000,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act, except for any such shares held at any time by an "affiliate" of the Company, as such term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"). If the Underwriters' over-allotment option is not exercised, Old Long Beach will own 3,250,000 shares of Common Stock which will be "restricted securities," as that term is defined in Rule 144. The Selling Stockholder has agreed with the Underwriters that it will not, without the prior written consent of the Representative, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, for a period of 180 days after the date of the completion of the Offering, subject to certain limited exceptions.


     An "affiliate" or holder of restricted securities is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent (1%) of the then outstanding shares of the Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company.


     In addition, LBFC intends to file a registration statement under the Securities Act shortly after the completion of this Offering (to become effective as soon thereafter as practicable) to register 3,000,000 shares of Common Stock reserved for issuance pursuant of the 1997 Stock Incentive Plan. Shares issued upon exercise of outstanding options under the 1997 Stock Incentive Plan after the effective date of such registration statement generally may be sold on the open market.


     Prior to this Offering there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to a future registration statement or Rule 144 or the availability of shares for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") through their Representative, have severally agreed to purchase from the Selling Stockholder the following respective number of shares of Common Stock at the Offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                               NUMBER OF
                                   UNDERWRITER                                   SHARES
    -------------------------------------------------------------------------  ----------
    Friedman, Billings, Ramsey & Co., Inc. ..................................

                                                                               ----------
              Total Underwriters.............................................  21,750,000
                                                                               ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Common Stock offered hereby if any such shares are purchased.

     The Selling Stockholder has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the Offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $     per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to certain other dealers. After this Offering, the offering price and other selling terms may be changed by the Representative of the Underwriters.


     The Underwriters have reserved up to 500,000 shares of Common Stock offered hereby for sale at the Offering price to directors, officers and employees of the Company and to certain other persons.



     The Selling Stockholder (if the over-allotment option is not exercised in full) and the Company have each agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any security convertible into or exercisable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative.


     The Selling Stockholder has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to additional 3,250,000 shares of Common Stock at the Offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,250,000 and the Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option in whole or in part only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 21,750,000 shares are being offered.

     The Representative of the Underwriters has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Selling Stockholder has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Selling Stockholder has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by the Underwriters in connection with the shares of Common Stock offered hereby, the Selling Stockholder will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Selling Stockholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Underwriters' over-allotment option referred to above. In addition, the Representative, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid might also affect the price of the Common Stock to the extent that it could discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Selling Stockholder and the Underwriters. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant.


     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "LBFC." There can be no assurance, however, that the Company will be able to maintain the inclusion of the Common Stock in the Nasdaq National Market or that an active trading market will develop.


                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Orange County, California. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Newport Beach, California.

                                    EXPERTS

     The statement of financial condition of Long Beach Financial Corporation as of February 14, 1997 included in this Prospectus, has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Long Beach Mortgage Company Broker-Sourced Loan Division as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 (File No. 333-22013) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of the Commission's website is http://www.sec.gov.


     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements and an opinion thereon expressed by the Company's independent auditors as well as quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited consolidated condensed financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                       ------
LONG BEACH FINANCIAL CORPORATION:
Independent Auditors' Report.........................................................  F-2
Consolidated Statement of Financial Condition as of February 14, 1997................  F-3
Notes to Consolidated Financial Statement............................................  F-4

LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION:
Independent Auditors' Report.........................................................  F-6
Statements of Financial Condition as of December 31, 1995 and 1996...................  F-7
Statements of Operations for each of the three years in the period ended December 31,
  1996...............................................................................  F-8
Statements of Divisional Equity (Deficit) for each of the three years in the period ended December 31, 1996............................................................  F-9
Statements of Cash Flows for each of the three years in the period ended December 31,
  1996...............................................................................  F-10
Notes to Financial Statements........................................................  F-11

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Long Beach Financial Corporation:

     We have audited the accompanying consolidated statement of financial condition of Long Beach Financial Corporation and subsidiary (the "Company") as of February 14, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Long Beach Financial Corporation and subsidiary as of February 14, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Costa Mesa, California
February 14, 1997

                        LONG BEACH FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                            AS OF FEBRUARY 14, 1997

                                           ASSETS
Cash..............................................................................   $520,000
                                                                                     ========
                            LIABILITIES AND STOCKHOLDER'S EQUITY
Stockholder's equity:
  Preferred stock, $.001 par value;
     25,000,000 shares authorized; no shares outstanding..........................         --
  Common stock, $.001 par value; 150,000,000 shares authorized;
     one share issued and outstanding.............................................         --
  Additional paid in capital......................................................   $520,000
                                                                                    ---------
          Total stockholder's equity..............................................   $520,000
                                                                                     ========

                 See notes to consolidated financial statement.

                        LONG BEACH FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENT

                            AS OF FEBRUARY 14, 1997

1. GENERAL

     Long Beach Financial Corporation ("LBFC") was formed by Long Beach Mortgage Company ("Old Long Beach") to be a holding company whose assets will substantially consist of certain of the assets of Old Long Beach's broker-sourced mortgage lending and loan sales operations. The financial statements of LBFC include its wholly owned subsidiary Ameriquest Mortgage Corporation.


     Old Long Beach is reorganizing its business operations (the "Reorganization") by transferring certain assets (including independent broker lists, office leases, furniture, leasehold improvements and equipment) and personnel related to the broker-sourced mortgage lending and loan sales operations of Old Long Beach and approximately $40 million in cash to LBFC, in exchange for 25,000,000 shares of common stock for the purpose of selling certain shares of LBFC in an initial public offering (the "Offering"). The assets being transferred to LBFC include loans in process as of the time of the Reorganization but do not include loans funded prior to the Reorganization or servicing rights with respect to loans funded prior to the Reorganization. LBFC will have no interest in Old Long Beach's direct-sourced mortgage lending or loan servicing operations, which are being retained by Old Long Beach after the Reorganization. In the Reorganization, LBFC is acquiring the right to the "Long Beach Mortgage Company" name and Old Long Beach will no longer use the name in its business. LBFC will then contribute such assets to its subsidiary, Ameriquest Mortgage Corporation, which is licensed to perform mortgage banking activities. As part of the Reorganization, Ameriquest Mortgage Corporation will change its name to Long Beach Mortgage Company. LBFC is not assuming any of the liabilities of Old Long Beach that may have arisen out of Old Long Beach's lending or loan servicing activities prior to the Reorganization other than certain liabilities relating to the assets or personnel being transferred. A condition precedent to effecting the Reorganization is the establishment by LBFC of an independent warehouse financing facility for its broker-sourced operations.



     The acquisition will be accounted for similar to a pooling of interests. The consolidated financial position and consolidated results of operations of LBFC will consist substantially of the certain assets of Old Long Beach's broker-sourced loan division as described above.



     As a result of the Offering, the tax basis (for income tax purposes) of the assets transferred from Old Long Beach to LBFC in the Reorganization will be increased, in the hands of LBFC, to their fair market value (determined by reference to the initial public offering price). Such tax basis is generally expected to produce a tax benefit to LBFC in future tax years through depreciation or amortization deductions or through decreased gain or (subject to certain limitations) increased loss on a disposition of any LBFC asset. However, the "anti-churning" rules under Section 197 of the Internal Revenue Code of 1986, as amended (the "Code"), (generally applicable to the sale or transfer of certain types of intangible assets between related parties), might apply to disallow such amortization with respect to certain intangible assets of LBFC.



     Pursuant to the requirements of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", LBFC will record a deferred tax asset (with a corresponding credit to additional paid in capital) for the tax effect of the excess of the tax basis of LBFC's assets following the Offering over their net book value. Solely for financial accounting and reporting purposes, such tax basis will be reduced to take into account management's assessment of the possible application of the "anti-churning" rules under
Section 197 of the Code. Adjustments of the net deferred tax asset attributable to the resolution of the uncertainties associated with provisions of the Code will be charged against or credited to additional paid in capital.

2. AGREEMENTS WITH RELATED PARTIES

     Administrative Services -- In connection with the Reorganization, LBFC and Old Long Beach are entering into an administrative services agreement under which Old Long Beach will continue to provide various services to LBFC, including certain employee benefits administration, finance and accounting technical support, information services and data processing functions. Any failure by Old Long Beach to provide such administrative services to LBFC during the term of the administrative services agreement could have a material adverse effect on LBFC's results of operations and financial condition.

     In addition, LBFC and Old Long Beach are entering into a second administrative services agreement pursuant to which LBFC will perform all functions necessary on behalf of Old Long Beach to sell the mortgage loans originated by Old Long Beach. Once Old Long Beach develops such internal capability, Old Long Beach will terminate such agreement.


     Loan Subservicing -- In connection with the Reorganization, LBFC and Old Long Beach are entering into a loan sub-servicing agreement (the "Loan Sub-Servicing Agreement") pursuant to which a division of Old Long Beach will sub-service mortgage loans originated or purchased by LBFC after the Reorganization.



     Income Taxes -- In connection with the Reorganization, Old Long Beach and Long Beach Financial Services Company, the sole stockholder of Old Long Beach, have agreed to indemnify and hold LBFC harmless from any tax liability attributable to periods ending on or before the consummation of the Offering. For periods ending after the consummation of the Offering, LBFC will pay its tax liability directly to the appropriate taxing authorities.



     These agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's length negotiations between independent parties.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Long Beach Mortgage Company:

     We have audited the accompanying statements of financial condition of Long Beach Mortgage Company Broker-Sourced Loan Division (the "Company") as of December 31, 1995 and 1996, and the related statements of operations, divisional equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Long Beach Mortgage Company Broker-Sourced Loan Division as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As more fully described in Notes 1 and 3, the Company is part of Long Beach Mortgage Company ("Old Long Beach") and had no separate legal status or existence through December 31, 1996. The Company had various transactions with Old Long Beach, including various expense allocations and reimbursements, that are material in amount. The financial statements of the Company have been prepared from the records of Old Long Beach and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an independent entity.

     As described in Note 2, on January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights."

DELOITTE & TOUCHE LLP

Costa Mesa, California
February 16, 1997

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

                       STATEMENTS OF FINANCIAL CONDITION
                        AS OF DECEMBER 31, 1995 AND 1996

                                     ASSETS

                                                                       1995            1996
                                                                    -----------     -----------
Loans held for sale (Note 5)......................................  $21,342,000     $49,580,000
Receivable from sales of loans (Note 2)...........................                   25,103,000
Premises and equipment, net (Notes 4 and 6).......................    1,826,000       2,033,000
Deferred income taxes (Note 7)....................................      882,000       2,120,000
Prepaid expenses and other assets.................................      728,000         914,000
                                                                    -----------     -----------
          Total assets............................................  $24,778,000     $79,750,000
                                                                    ===========     ===========

                               LIABILITIES AND DIVISIONAL EQUITY
Liabilities:
Warehouse financing facility (Note 5).............................  $20,613,000     $72,829,000
Accounts payable and accrued liabilities (Note 6).................    2,433,000       5,784,000
                                                                    -----------     -----------
          Total liabilities.......................................   23,046,000      78,613,000

Commitments and contingencies (Note 6)

Divisional equity.................................................    1,732,000       1,137,000
                                                                    -----------     -----------
          Total liabilities and divisional equity.................  $24,778,000     $79,750,000
                                                                    ===========     ===========

                       See notes to financial statements.

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

                            STATEMENTS OF OPERATIONS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

                                                         1994            1995            1996
                                                      -----------     -----------     -----------
REVENUES:
Gain on sales of loans..............................  $21,668,000     $31,691,000     $50,699,000
Interest income.....................................    2,510,000       2,494,000       3,275,000
                                                      -----------     -----------     -----------
          Total revenues............................   24,178,000      34,185,000      53,974,000

EXPENSES:
Compensation and employee benefits..................   15,496,000      13,564,000      22,299,000
Rent and other occupancy costs (Note 6).............    2,565,000       3,258,000       4,188,000
Office supplies and courier service.................      712,000         816,000       1,903,000
Depreciation........................................      281,000         667,000       1,025,000
Legal and professional..............................    1,443,000       1,082,000       1,828,000
Interest (Notes 3 and 5)............................    1,814,000       2,312,000       2,814,000
Other (Note 6)......................................    1,831,000       2,525,000       3,945,000
                                                      -----------     -----------     -----------
          Total expenses............................   24,142,000      24,224,000      38,002,000
                                                      -----------     -----------     -----------
INCOME BEFORE PROVISION FOR INCOME TAXES............       36,000       9,961,000      15,972,000
PROVISION FOR INCOME TAXES (Note 7).................       14,000       4,169,000       6,580,000
                                                      -----------     -----------     -----------
NET INCOME..........................................  $    22,000     $ 5,792,000     $ 9,392,000
                                                      ===========     ===========     ===========

                       See notes to financial statements.

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

                   STATEMENTS OF DIVISIONAL EQUITY (DEFICIT)
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

BALANCE, January 1, 1994........................................................  $  (127,000)
Net change in divisional deficit arising from intracompany transactions (Note
  3)............................................................................     (757,000)
Net income......................................................................       22,000
                                                                                  -----------
BALANCE, December 31, 1994......................................................     (862,000)
Net change in divisional equity arising from intracompany transactions (Note
  3)............................................................................   (3,198,000)
Net income......................................................................    5,792,000
                                                                                  -----------
BALANCE, December 31, 1995......................................................    1,732,000
Net change in divisional equity arising from intracompany transactions (Note
  3)............................................................................   (9,987,000)
Net income......................................................................    9,392,000
                                                                                  -----------
BALANCE, December 31, 1996......................................................  $ 1,137,000
                                                                                  ===========

                       See notes to financial statements.

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

                            STATEMENTS OF CASH FLOWS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

                                                        1994               1995                1996
                                                    -------------      -------------      ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.......................................   $      22,000      $   5,792,000      $     9,392,000
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization of premises,
    equipment and warehouse financing facility
    issuance costs...............................         354,000            900,000            1,270,000
  Loans originated and purchased for sale........    (565,547,000)      (592,542,000)      (1,058,122,000)
  Proceeds from sales of loans held for sale.....     562,054,000        580,366,000        1,029,789,000
  Noncash gain recognized on capitalization of
    mortgage servicing rights....................              --         (4,144,000)          (9,225,000)
  Proceeds from mortgage servicing rights
    transferred to Old Long Beach................              --          4,144,000            9,225,000
  Principal repayments and other changes in loans
    held for sale................................       3,079,000          1,198,000               95,000
  Changes in:
    Receivable from sales of loans...............              --                 --          (25,103,000)
    Deferred income taxes........................              --           (882,000)          (1,238,000)
    Prepaid expenses and other assets............         153,000           (333,000)            (186,000)
    Accounts payable and accrued liabilities.....         876,000            523,000            3,351,000
                                                    -------------      -------------      ---------------
         Net cash provided by (used in) operating
           activities............................         991,000         (4,978,000)         (40,752,000)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of premises and equipment...............      (1,663,000)          (721,000)          (1,232,000)
                                                    -------------      -------------      ---------------
         Net cash used in investing activities...      (1,663,000)          (721,000)          (1,232,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in warehouse financing facility.......      11,410,000          8,897,000           51,971,000
Net change in warehouse financing from Old Long
  Beach..........................................      (9,981,000)                --                   --
Cash provided to Old Long Beach..................        (757,000)        (3,198,000)          (9,987,000)
                                                    -------------      -------------      ---------------
         Net cash provided by financing
           activities............................         672,000          5,699,000           41,984,000
                                                    -------------      -------------      ---------------
NET INCREASE (DECREASE) IN CASH..................              --                 --                   --
CASH, beginning of year..........................              --                 --                   --
                                                    -------------      -------------      ---------------
CASH, end of year................................   $          --      $          --      $            --
                                                    =============      =============      ===============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION --
  Cash paid during the year for:
    Interest on warehouse financing facility.....   $     350,000      $   1,581,000      $     2,569,000
                                                    =============      =============      ===============
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
  Transfer of loans to real estate acquired
    through foreclosure..........................   $     168,000      $          --      $            --
                                                    =============      =============      ===============

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

                         NOTES TO FINANCIAL STATEMENTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     Long Beach Mortgage Company Broker-Sourced Loan Division (the "Company") is engaged in the business of originating, purchasing and selling sub-prime residential mortgage loans secured by one-to-four family residences. The Company originates loans primarily through independent mortgage loan brokers. The Company's core borrower base consists of individuals who do not qualify for traditional "A" credit because their credit history, income or other factors cause them not to conform to standard agency lending criteria.

     The Company follows a strategy of selling substantially all of it loan originations (while retaining the related servicing rights in most cases) in the secondary market through loan sales. Prior to originating loans, the Company generally obtains a purchase commitment with respect to such loans from a loan purchaser, thereby assuring a buyer for the loans once they are funded.

     The Company had no separate legal status or existence through December 31, 1996 and operated as a division of Long Beach Mortgage Company ("Old Long Beach"). In the normal course of business, the Company had various transactions with other divisions of Old Long Beach that are material in amount. The accompanying financial statements of the Company have been prepared from records maintained by Old Long Beach. These financial statements also reflect key assumptions regarding the allocation of certain revenue and expense items and certain balance sheet accounts, many of which could be material (Note 3). The accompanying historical financial statements of the Company may not necessarily be indicative of the conditions that would have existed if the Company had operated as an independent entity.


     Prior to 1994, Old Long Beach operated as a federally-insured thrift institution (then known as Long Beach Bank, F.S.B.). Long Beach Bank, F.S.B. ceased operations and voluntarily surrendered its federal thrift charter in October 1994 and transferred its broker-sourced business, along with its direct-sourced business and loan servicing operations, to Old Long Beach, a then newly formed entity, which has been operating under the name "Long Beach Mortgage Company."


     Old Long Beach is reorganizing its business operations (the "Reorganization") by transferring certain assets (including independent broker lists, office leases, furniture, leasehold improvements and equipment) and personnel related to the broker-sourced mortgage lending and loan sales operations of Old Long Beach and approximately $40 million in cash to a newly formed company, Long Beach Financial Corporation ("LBFC"), in exchange for 25,000,000 shares of common stock for the purpose of selling certain shares of LBFC in an initial public offering (the "Offering"). The assets being transferred to LBFC include loans in process as of the time of the Reorganization but do not include loans funded prior to the Reorganization or servicing rights with respect to loans funded prior to the Reorganization. In the Reorganization, LBFC is acquiring the right to the "Long Beach Mortgage Company" name, and Old Long Beach will no longer use the name in its business. LBFC will then contribute such assets to a subsidiary licensed to perform mortgage banking activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Loans Held for Sale -- Loans held for sale are carried at the lower of aggregate cost or market value. Loan origination fees and related direct origination costs are deferred until the related loan is sold. Market value is determined by outstanding commitments from investors, if any, or current investor yield requirements on the aggregate basis.

     Mortgage Servicing Rights -- Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights," which requires that upon sale of servicing retained mortgages, companies capitalize the cost associated with the right to service mortgage loans based on their relative fair values. Retroactive implementation of SFAS No. 122 was not permitted. The impact of adopting SFAS No. 122 was an increase in pretax income of $4.1 million for the

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

year ended December 31, 1995. The Company capitalized $9.2 million in mortgage servicing rights during the year ended December 31, 1996. The Company determines fair value based on the present value of estimated net future cash flows related to servicing income.

     During 1995 and 1996, immediately after sale of the loans, the Company transferred the servicing rights to an affiliated division of Old Long Beach at their carrying value. If, in the future, the Company retains the mortgage servicing rights asset, the cost allocated to the servicing rights will be amortized in proportion to and over the period of estimated net future servicing fee income. Such servicing rights will be reviewed periodically for impairment which would be recognized in a valuation allowance for such pool in the period of impairment.

     Receivable from Sales of Loans -- Receivable from sales of loans represents proceeds due from certain sales transactions which closed in December 1996. All amounts due to the Company were collected by January 10, 1997.

     Premises and Equipment -- Premises and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized on the straight-line method over the lesser of the useful lives of the assets or the terms of the related leases. Useful lives generally range from three to five years.

     Income Taxes -- The Company accounts for taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting for income taxes. Deferred tax assets arise from temporary differences on which the Company has paid income taxes or recognized income tax benefits that will be realized as a reduction of future tax liabilities. The income tax provision has been computed as if the Company filed "separate company" federal and state tax returns.

     Divisional Equity -- Divisional equity represents cumulative net income
(loss), net of allocations of costs and expenses incurred by the Company and paid by Old Long Beach, and cash generated and remitted to Old Long Beach.

     Revenue Recognition -- Gain on sales of loans, representing the difference between the total sales price received for the loans and the net carrying amount of the loan, is recognized when mortgage loans are sold and delivered to the purchasers.

     Interest income is recorded as earned. Interest income represents the interest earned on loans during the warehousing period (the period prior to their sale).

     Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Stock Based Compensation -- In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. SFAS No. 123 does not require the application of the fair value method and allows for the continuance of current accounting methods, which require accounting for stock compensation awards based on their intrinsic value as of the grant date. However, SFAS No. 123 requires proforma disclosure of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in this Statement had been applied. The accounting and disclosure requirements of this Statement are effective for financial statements for fiscal years beginning after December 15, 1995. The Company will not adopt the accounting method in SFAS No. 123 with respect to future stock incentive plans and will account for such plans in accordance with Accounting Principles Board Opinion No. 25.

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

     Recent Accounting Developments -- In June 1996 the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which was amended by SFAS No. 127. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Retroactive application of this Statement is not permitted. The Company does not anticipate that the implementation of SFAS No. 125 will have a material impact on its results of operations or financial condition.

3. ASSUMPTIONS RELATED TO HISTORICAL FINANCIAL STATEMENTS OF THE COMPANY

     The accompanying financial statements reflect the assets, liabilities, revenues and expenses that were directly related to the continuing operations of the Company as they were operated by Old Long Beach. Old Long Beach's historical cost basis of the assets and liabilities has been carried over to the Company. In cases involving assets, liabilities, revenues and expenses not specifically identifiable to any particular division of Old Long Beach, certain allocations were made to reflect the operations of the Company. Allocations have been made for, among other things, accounting, information services, legal, compliance, and other executive and administrative services. These allocations were based on a variety of factors which take into consideration the loan origination volume, employee head count, and historical ratios of direct expenses incurred by the divisions to total direct expenses. Management believes these allocations provide a reliable basis for the accompanying financial statements, which are also based on the following assumptions:

          1. No cash balances are recorded as part of these historical financial statements as it was the practice of Old Long Beach not to maintain separate cash balances for the various divisions.

          2. The net change in divisional equity (deficit) arising from intracompany transactions, as reflected in the statements of divisional equity (deficit) includes, (i) the aggregate intracompany allocations of costs and expenses incurred by the Company and paid by Old Long Beach, (ii) cash generated by the Company and collected by Old Long Beach during the periods presented and (iii) cash advanced to the Company by Old Long Beach and its related accrued interest. The net change in divisional equity (deficit) arising from intracompany transactions also includes all liabilities of the Company, such as income taxes payable, that are not separate legal obligations of the Company but have been charged to the Company.


          3. Prior to October 1994, when Long Beach Bank, F.S.B. ceased operations and Old Long Beach commenced operations as a mortgage banking company with the concurrent establishment of the warehouse financing facility (see Note 5), interest expense was recorded as if Old Long Beach provided warehouse financing bearing interest at a rate equal to its internal cost of funds.

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

4. PREMISES AND EQUIPMENT

     Premises and equipment at December 31 consists of the following:

                                                                1995           1996
                                                             ----------     -----------
        Furniture and equipment............................  $2,789,000     $ 2,947,000
        Leasehold improvements.............................          --         149,000
                                                             ----------     -----------
                                                              2,789,000       3,096,000
        Less accumulated depreciation and amortization.....    (963,000)     (1,063,000)
                                                             ----------     -----------
                                                             $1,826,000     $ 2,033,000
                                                             ==========     ===========

5. WAREHOUSE FINANCING FACILITY

     The Company shares the use of an Old Long Beach warehouse financing facility funded by a national banking association and a syndicate of lenders. This facility commenced in October 1994 when Old Long Beach voluntarily surrendered its thrift charter. The facility which the Company utilizes, along with other divisions of Old Long Beach, provides for a borrowing capacity of $300 million. The facility expires on May 31, 1997 and is collateralized by loans held for sale and advances to investors. The facility bears interest at a fixed rate, a rate based on the London Interbank Offered Rate ("LIBOR") for U.S. dollar deposits, or a combination of the two, at the option of Old Long Beach.


     The following table presents data on the warehouse financing facility of Old Long Beach for the years ended December 31:


                                                   1994             1995             1996
                                                -----------     ------------     ------------
    Weighted average interest rate for the
      period..................................         7.49%            7.77%            7.28%
    Weighted average interest rate at the end
      of the period...........................         7.90%            7.51%            7.25%
    Weighted average amount outstanding for
      the period..............................  $53,223,000     $ 78,588,000     $ 97,714,000
    Maximum amount outstanding at any
      month-end...............................  $78,747,000     $108,735,000     $170,102,000

     Because this facility will not be available to the Company after the Reorganization and Offering, the Company is in negotiations to establish an independent line of credit for the exclusive use of Company operations. The Company believes that it will establish this new facility with adequate borrowing capacity and terms similar to those of the existing facility described above. The establishment of such a facility is a condition precedent to effecting the Reorganization.

     The Company was allocated capitalized warehouse financing issuance costs of $352,000, $34,000 and $165,000 for the years ended December 31, 1994, 1995 and
1996, respectively. The Company recorded interest expense related to the amortization of warehouse financing issuance costs of $73,000, $233,000 and $245,000 for the years ended December 31, 1994, 1995 and 1996, respectively. At December 31, 1995, the unamortized warehouse financing issuance cost was $80,000. There were no unamortized warehouse financing issuance costs at December 31, 1996.

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

6. COMMITMENTS, CONTINGENCIES, CONCENTRATIONS OF RISK AND RELATED PARTY TRANSACTIONS

COMMITMENTS

     The Company's operations are conducted from leased facilities located in various areas of the United States. These leases have clauses which provide for increases in rent based on increases in the cost of living index and options for renewal. Rental expense for the years ended December 31, 1994, 1995 and 1996 was $840,000, $1,290,000 and $1,394,000, respectively. The future minimum lease payments are as follows:

        Year ending December 31:
          1997.........................................................    $  897,000
          1998.........................................................       682,000
          1999.........................................................       577,000
          2000.........................................................       509,000
          2001.........................................................       223,000
          Thereafter...................................................            --
                                                                           ----------
                                                                           $2,888,000
                                                                           ==========

     The following table sets forth the minimum lease payments related to the Company's capital lease obligations of certain furniture and equipment as of December 31, 1996:

        Year ending December 31:
          1997..........................................................    $120,500
          1998..........................................................     120,500
          1999..........................................................     120,500
          2000..........................................................     120,500
          2001..........................................................      65,000
                                                                            --------
                                                                             547,000
        Less amounts representing interest..............................     (92,000)
                                                                            --------
        Capital lease obligations as of December 31, 1996...............    $455,000
                                                                            ========

     The capital lease obligations are included in accrued liabilities in the accompanying statement of financial condition. As of December 31, 1996, the net book value of furniture and equipment under capital lease was $447,000. The Company did not have any capital lease obligations as of December 31, 1995.

     In the ordinary course of business, the Company has liability under representations and warranties made to purchasers and insurers of mortgage loans. Under certain circumstances, the Company may become liable for the unpaid principal and interest on defaulted loans or other loans if there has been a breach of representation or warranties.

     The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily represent commitments to fund and sell loans. These instruments involve, to varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the statement of financial condition. The credit risk is mitigated by the Company's evaluation of the creditworthiness of potential borrowers on a case-by-case basis.

     Commitments to fund and sell loans generally have fixed expiration dates or other termination clauses and may require payment of a fee. Also, external market forces impact the probability of commitments being exercised; therefore, total commitments outstanding do not necessarily represent future cash requirements.

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996


     The Company had commitments to fund loans of $107.7 million and $165.4 million at December 31, 1995 and 1996, respectively. The Company had no loan purchase commitments outstanding at December 31, 1995. The Company's loan purchase commitments totaled $7.0 million at December 31, 1996. Old Long Beach had loan sale commitments of $293.0 million at December 31, 1995. Old Long Beach has entered into forward loan sale contracts under which it has committed to deliver $720.0 million loans that will be originated prior to April 1, 1997. The Company will sell any such loans to Old Long Beach at the same price that Old Long Beach has committed to sell such loans to its loan purchaser in order to enable Old Long Beach to fulfill this commitment. The Company expects that loans originated by the Company on or after April 1, 1997 will be sold by it pursuant to loan sales contracts entered into directly with the purchasers.


CONTINGENCIES


     In September 1996, Old Long Beach entered into a settlement agreement with the U.S. Department of Justice ("DOJ") arising out of a DOJ investigation and complaint which alleged that Long Beach Bank, F.S.B. during the period from January 1991 through June 1994 charged certain African-American, Hispanic, female and older borrowers more than younger, white male borrowers in violation of fair lending laws. Old Long Beach denied all allegations in the complaint and all claims of discrimination. Old Long Beach also disputed the validity of the statistical analysis relied upon by the DOJ as the principal basis for its claims and further maintained that the DOJ theories of liability regarding broker-sourced lending were legally unsupportable. Nonetheless, to avoid costly, protracted litigation, Old Long Beach agreed to establish a $3 million fund to reimburse up to 1,200 borrowers identified by the DOJ as the maximum number of individuals who may have been affected by the alleged fair lending violations. Old Long Beach asserted that the better solution to the issued raised by the DOJ was an intensive national effort in consumer education and industry-wide initiatives directed at employee and broker education and training. For this reason, Old Long Beach also agreed to contribute an additional $1 million (payable over 3 years) to fund consumer education programs in conjunction with civil rights groups. Old Long Beach has established all funds required by the settlement agreement.


     The DOJ settlement, which is binding upon the Company as a successor to Old Long Beach, provides that the Company will (i) document any price exceptions from the Company's rate sheet on broker-sourced loans, (ii) periodically review the results of its broker-sourced lending operations for its compliance with fair lending laws but in no event shall the Company be required to disclose any documents or information therewith, including the identities of any brokers with whom it does business, (iii) retain all loan application files submitted for mortgage loans and all loan-rider documents and notices relevant to any pricing decisions until September 1999 and report to the DOJ semi-annually on compliance with the settlement agreement and (iv) provide to brokers information about the Company's fair-lending and pricing procedures and an opportunity to participate in fair-lending training.

     While the Company believes it is in compliance with the broker-sourced provisions of the settlement agreement, there can be no assurance that the DOJ will not take a contrary position in the future and seek to compel compliance by the Company. The Company was allocated $267,000 and $1,065,000 in 1995 and 1996, respectively, of the settlement costs on the basis of the portion of the settlement pertaining to broker-sourced loans, as stipulated in the settlement agreement, which is included in other expenses in the accompanying statement of operations.


     When the Company operated as a division of Old Long Beach, it was involved in various lawsuits incidental to its business, none of which had a material adverse effect on the Company. However, in the Reorganization, the Company is not assuming any liabilities that may arise out of any lending activities of Old Long Beach prior to the Reorganization, other than certain liabilities relating to the assets or personnel being transferred, including liabilities related to the broker-sourced mortgage loan operations, nor is the Company

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

indemnifying Old Long Beach against any such liabilities. As such, the Company is not involved currently in any litigation.

CONCENTRATIONS OF RISK

     The Company funds substantially all of the loans which it originates or purchases through borrowings under the warehouse financing facility (see Note
5). These borrowings are in turn repaid with the proceeds received by the Company from selling such loans. Because this facility will not be available to the Company after the Reorganization and Offering, any failure to obtain adequate funding under new borrowing facilities or any substantial reduction in the size of or pricing in the markets for the Company's loans, could have a material adverse effect on the Company's results of operations and financial condition. To the extent that the Company is not successful in replacing existing financing, it would have to curtail its loan production activities, thereby having a material adverse effect on the Company's results of operations and financial condition.

     Periods of economic slowdown may reduce the demand for mortgage loans as people elect not to purchase new homes due to economic uncertainty and also may adversely affect the financial condition of potential borrowers so that they do not meet the Company's underwriting criteria. In addition, economic slowdowns may cause a decline in real estate values. Any material decline in real estate values will reduce the ability of borrowers to use home equity to support borrowings by negatively affecting loan-to-value ratios of the home equity collateral. To the extent that the loan-to-value ratios of prospective borrowers' home equity collateral do not meet the Company's underwriting criteria, the volume of loans originated by the Company could decline.

     The Company began originating sub-prime mortgage loans in southern California in 1988 and started to expand its business outside California on a limited basis in 1992. In 1994, the Company began to focus its attention on more aggressive expansion outside California. For the year ended December 31, 1996, approximately 37.1% of the dollar volume of loans originated or purchased by the Company were secured by properties located in California. No other state contained properties securing more than 10% of the dollar volume of loans originated or purchased by the Company during the year ended December 31, 1996. Although the Company has a nationwide independent broker network and regional processing center network, the Company is likely to continue to have a significant amount of its loan originations and purchases in California for the foreseeable future, primarily because California represents a significant portion of the national mortgage marketplace. Consequently, the Company's results of operations and financial condition are dependent upon the general trends in the California economy and its residential real estate market. Residential real estate market declines may adversely affect the values of properties securing loans such that the principal balances of such loans will equal or exceed the value of the mortgaged properties. Reduced collateral value will adversely affect the volume of the Company's loans as well as the pricing of the Company's loans and the Company's ability to sell its loans.

     The Company focuses its marketing efforts on borrowers who may be unable to obtain mortgage financing from conventional mortgage sources. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. Accordingly, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those currently experienced by the mortgage lending industry in general. Any sustained period of increased delinquencies, foreclosures or losses after the loans are sold could adversely affect the pricing of the Company's loan sales and the ability of the Company to sell its loans.

     The Company has historically sold substantially all of its loan originations in the secondary market to a limited number of institutional purchasers. There can be no assurance that such purchasers of the Company's loans will continue to purchase loans or be willing to purchase loans under terms which such purchasers have historically purchased the Company's loans. To the extent that the Company could not successfully replace

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

such loan purchasers or negotiate favorable terms for such loan purchasers, the Company's results of operations and financial condition could be materially adversely affected.

     The Company depends largely on independent mortgage brokers, and to a lesser extent, smaller mortgage companies and commercial banks for its originations and purchases of loans. The Company's competitors also seek to establish relationships with such independent mortgage brokers, mortgage companies and commercial banks, none of whom is obligated by contract or otherwise to continue to do business with the Company. The Company's future operating and financial results may be more susceptible to fluctuations in the volume and costs of its broker-sourced loans resulting from, among other things, competition from other purchasers of such loans.

     The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of its operations. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of recission for borrowers, class action lawsuits and administrative enforcement actions. Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, in the future more restrictive laws, rules and regulations or the judicial interpretation of existing laws, rules and regulations could make compliance more difficult or expensive.

     Lawsuits have been filed against several mortgage lenders, including Old Long Beach, alleging that such lenders have made certain payments to independent mortgage brokers in violation of RESPA. These lawsuits have generally been filed on behalf of a purported nationwide class of borrowers alleging that payments made by a lender to a broker in addition to payments made by the borrower to a broker are prohibited by RESPA and are therefore illegal. If these cases are resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. The Company's broker compensation programs permit such payments. Although the Company believes that its broker compensation programs comply with all applicable laws and are consistent with long-standing industry practice and regulatory interpretations, in the future, new regulatory interpretations or judicial decisions may require the Company to change its broker compensation practices. Such a change may have a material adverse effect on the Company and the entire mortgage lending industry.

RELATED PARTY TRANSACTIONS

     Administrative Services -- In connection with the Reorganization, the Company and Old Long Beach are entering into an administrative services agreement under which Old Long Beach will continue to provide various services to the Company, including certain employee benefits administration, finance and accounting technical support, information services and data processing functions. Any failure by Old Long Beach to provide such administrative services to the Company during the term of the administrative services agreement could have a material adverse effect on the Company's results of operations and financial condition.

     In addition, the Company and Old Long Beach are entering into a second administrative services agreement pursuant to which the Company will perform all functions necessary on behalf of Old Long Beach

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

to sell the mortgage loans originated by Old Long Beach. Once Old Long Beach develops such internal capability, Old Long Beach will terminate such agreement.


     Loan Sub-Servicing -- In connection with the Reorganization, the Company and Old Long Beach are entering into a loan sub-servicing agreement pursuant to which a division of Old Long Beach will sub-service mortgage loans originated or purchased by the Company after the Reorganization.



     Income Taxes -- In connection with the Reorganization, Old Long Beach and Long Beach Financial Services Company, the sole stockholder of Old Long Beach, have agreed to indemnify and hold the Company harmless from any tax liability attributable to periods ending on or before the consummation of the Offering. For periods ending after the consummation of the Offering, the Company will pay its tax liability directly to the appropriate taxing authorities.



     The above-described agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's length negotiations between independent parties.


7. INCOME TAXES

     The income tax provision (benefit) consists of the following:

                                                      1994           1995           1996
                                                    ---------     ----------     -----------
    Current:
      Federal.....................................  $ 189,000     $3,606,000     $ 5,895,000
      State.......................................      1,000      1,125,000       1,923,000
                                                    ---------     -----------    -----------
                                                      190,000      4,731,000       7,818,000
                                                    ---------     -----------    -----------
    Deferred:
      Federal.....................................   (195,000)      (562,000)     (1,135,000)
      State.......................................     19,000                       (103,000)
                                                    ---------     -----------    -----------
                                                     (176,000)      (562,000)     (1,238,000)
                                                    ---------     -----------    -----------
                                                    $  14,000     $4,169,000     $ 6,580,000
                                                    =========     ===========    ===========

     Actual income tax rates differed from statutory rates as follows:

                                                              1994        1995        1996
                                                              -----       -----       -----
    Federal income taxes at statutory rates.................   35.0%       35.0%       35.0%
    California franchise tax, net of federal tax benefit....    4.0         7.4         7.4

    Other...................................................    (.1)       (0.5)       (1.2)
                                                               ----        ----        ----
                                                               38.9%       41.9%       41.2%
                                                               ====        ====        ====

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

     The components of the net deferred tax assets (liabilities) are as follows:

                                                                    1995           1996
                                                                  ---------     ----------
    Deferred tax liabilities:

      Depreciation..............................................  $(110,000)    $ (158,000)
                                                                  ---------     ----------
    Deferred tax assets:
      Bad debt reserves.........................................         --        164,000
      Mark to market adjustment.................................    426,000        998,000
      Legal reserves............................................    183,000        482,000
      State taxes...............................................    383,000        634,000
                                                                  ---------     ----------
                                                                    992,000      2,278,000
                                                                  ---------     ----------
    Net deferred tax asset......................................  $ 882,000     $2,120,000
                                                                  =========     ==========

8. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ACTIVITIES

     The following disclosures of the estimated fair value of the financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts at December 31:

                                                    1995                        1996
                                          -------------------------   -------------------------
                                           CARRYING      ESTIMATED     CARRYING      ESTIMATED
                                            AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                          -----------   -----------   -----------   -----------
    Assets:
         Loans held for sale............  $21,342,000   $22,459,000   $49,580,000   $52,122,000

    Liabilities:
         Warehouse financing facility...  $20,613,000   $20,613,000   $72,829,000   $72,829,000
    Off-balance-sheet unrealized gains
      (losses):
         Loan origination commitments...  $        --   $        --   $        --   $        --

     The estimated fair value of loans is based upon quoted market prices.

     Warehouse financing facility is valued at par as management believes that the terms of the warehouse financing facility represent current market rates.

     The fair value of loan origination commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

     The fair value estimates are based on pertinent information available to management as of December 31, 1995 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

            LONG BEACH MORTGAGE COMPANY BROKER-SOURCED LOAN DIVISION

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

9. EMPLOYEE BENEFIT PLAN

     Old Long Beach has a 401(k) defined contribution plan available to substantially all employees. Employees may generally contribute up to 15% of qualifying contribution each year; and Old Long Beach, at its discretion, may match up to the first 6% of qualifying compensation. Employees become vested in Old Long Beach's contribution at a rate of 25% per year after the second year of service, with complete vesting after five years. The Company's allocated share of contribution expense was $144,000, $84,000 and $149,000 in the years ended December 31, 1994, 1995 and 1996, respectively, based on estimated contribution levels. The Company determined that it would not contribute for the 1994 plan year in 1995, and the expense was reversed and recorded as income in that period.

======================================================

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             -----
Summary...................................       3
Risk Factors..............................       7
Reorganization............................      15
Dividends.................................      16
Dilution..................................      17
Capitalization............................      18
Selected Consolidated Financial Data......      19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................      20
Business..................................      26
Unaudited Pro Forma Consolidated Financial
  Data....................................      42
Management................................      44
Certain Transactions......................      51
Beneficial Ownership of Securities and
  Selling Stockholder.....................      54
Description of Capital Stock..............      55
Shares Eligible for Future Sale...........      57
Underwriting..............................      58
Legal Matters.............................      59
Experts...................................      60
Available Information.....................      60
Index to Financial Statements.............     F-1


  UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERING HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                               21,750,000 SHARES

                              LONG BEACH FINANCIAL
                                  CORPORATION
                                  COMMON STOCK
                               -----------------
                                   PROSPECTUS
                               -----------------
                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.
                                          , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The estimated expenses in connection with the offering (all of which will be borne by Long Beach Mortgage Company ("Old Long Beach")) are as follows:



                                     EXPENSES                                AMOUNT
        ------------------------------------------------------------------  --------
        Securities and Exchange Commission Registration Fee...............  $ 90,910
        National Association of Securities Dealers, Inc. Filing Fee.......    30,500
        Nasdaq Listing Fee................................................    50,000
        Printing Expenses.................................................   150,000
        Legal Fees and Expenses...........................................   300,000
        Transfer Agent and Registrar Fees.................................     2,000
        Accounting Fees and Expenses......................................   200,000
        Blue Sky Fees and Expenses........................................    10,000
        Miscellaneous Expenses............................................    16,590
                                                                            --------
                  Total...................................................  $850,000
                                                                            ========



ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.


     Section 145(a) of the Delaware General Corporation Law (the "GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

     Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     As permitted by Section 102(b)(7) of the GCL, the Company's Certificate of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     The Company's Certificate of Incorporation requires the Company to indemnify any person (or the estate of any person) who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Company and whether civil, criminal, administrative or investigative or otherwise by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses incurred (including attorneys' fees), judgments, fines and amounts paid in settlement. Any such expenses shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified.

     Notwithstanding the foregoing, the Company will not make such an advance if a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested Directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested Directors so directs) by independent legal counsel to the Company, that, based upon the facts known to the Board of Directors or such counsel at the time such determination is made, (a) the party seeking an advance acted in bad faith or deliberately breached his or her duty to the Company or its stockholders, and (b) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the provisions of the Certificate of Incorporation.

     The Company may, to the fullest extent permitted by the GCL, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against such person. The Company may create a trust fund, grant a security interest or use other means (including without limitation a letter of credit) to ensure the payment of such sums as may become necessary or desirable to effect the indemnification as provided in the Certificate of Incorporation.

     The Company may, but only to the extent that the Board of Directors may authorize from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions described above as it applies to the indemnification and advancement of expenses of directors and officers of the Company.

     The Company anticipates obtaining a policy of directors' and officers' liability insurance prior to the completion of the Offering.

     The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company, its directors, officers and controlling persons against certain liabilities.


     The Company will enter into indemnification agreements (the "Indemnification Agreements") with its executive officers and directors. These Indemnification Agreements require the Company to indemnify, in the manner and to the fullest extent permitted by the GCL, each executive officer and director if he or she is or was a party to, or is threatened to be made a party to, any action, suit or proceeding individually or in the right of the Company or any subsidiary of the Company, by reason of (a) the fact that such executive officer or director is or was an executive officer or director of the Company or any subsidiary and/or (b) the fact that such executive officer or director is or was serving at the request of the Company as a director or officer of another corporation or other enterprise. The indemnification extends to all expenses as incurred (including attorneys' fees), judgments, fines and amounts paid in settlement of such action, suit or proceeding. The Company must further advance, within 20 days of a written request, all expenses incurred by the executive officer or director in connection with the investigation, defense, settlement or appeal of any such action or proceeding; provided, however, that the executive officer or director must repay such amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by the Company. Notwithstanding the foregoing, the Company will not make such an advance if a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested Directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested Directors so directs) by independent legal counsel to the Company, that, based upon the facts known to the Board of Directors or such counsel at the time such determination is made, (a) the party seeking an advance acted in bad faith or deliberately breached his or her duty to the Company or its stockholders, and (b) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the provisions of the Indemnification Agreement. Under the Indemnification Agreements, the executive officers and directors are permitted to petition the court to seek recovery of amounts due under the Indemnification Agreements and to recover the expenses of seeking such recovery if he or she is successful. Absent the Indemnification Agreements, indemnification that might be made available to executive officers and directors could be changed by amendments to the Company's Certificate of Incorporation or Bylaws. Benefits under the Indemnification Agreements are not available, however, to indemnify an executive officer or director (a) with respect to proceedings or claims initiated by the executive officer or director that are not by way of defense (unless authorized by the Board of Directors); (b) with respect to liability for transactions from which the executive officer or director derived an improper personal benefit;
(c) if the executive officer or director is determined to have committed acts of active and deliberate dishonesty; (d) for expenses or liabilities that have been paid to the executive officer or director under an insurance policy maintained by the Company or otherwise by any other means; or (e) for an accounting of profits realized from the purchase and sale of securities within the meaning of
Section 16(b) of the Securities Exchange Act of 1934.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     The Company issued one share of its common stock to Old Long Beach on January 31, 1997, in consideration of $1,000 in cash. The Company is issuing an additional 24,999,999 shares of its common stock to Old Long Beach in consideration of the contribution to the Company by Old Long Beach of the assets and personnel related to Old Long Beach's broker-sourced mortgage lending and loan sales operations and approximately $40 million in cash. These issuances to Old Long Beach constitute private placement exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to the exemption provided by Section 4(2) thereof.

ITEM 16.  EXHIBITS.

     (a) Exhibits.


EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
  *1.1   Form of Underwriting Agreement
 **3.1   Amended and Restated Certificate of Incorporation of Long Beach Financial
         Corporation
 **3.2   Bylaws of Long Beach Financial Corporation
  *5.1   Opinion of Gibson, Dunn & Crutcher LLP
  *5.2   Opinion of Gibson, Dunn & Crutcher LLP
 *10.1   Form of Administrative Services Agreement, between Long Beach Mortgage Company and
         Long Beach Financial Corporation
 *10.2   Form of Administrative Services Agreement, between Long Beach Mortgage Company and
         Long Beach Financial Corporation
 *10.3   Form of Loan Sub-Servicing Agreement, between Long Beach Mortgage Company and Long
         Beach Financial Corporation
 *10.4   Form of Warehouse Financing Facility, among Long Beach Financial Corporation and
         Texas Commerce Bank, as Agent
**10.5   1997 Stock Incentive Plan
 *10.6   Form of Employment Agreement, between Long Beach Financial Corporation and certain executive officers
 *10.7   Form of Indemnity Agreement, between Long Beach Financial Corporation and certain executive officers and directors
 *10.8   Contribution Agreement, dated           , between Long Beach Mortgage Company and
         Long Beach Financial Corporation
 *10.9   Contribution Agreement, dated           , between Long Beach Financial Corporation
         and Ameriquest Mortgage Corporation
*10.10   Department of Justice Settlement Agreement, dated September 3, 1996
**21.1   List of Subsidiaries
  23.1   Consent of Deloitte & Touche LLP
  23.2   Consent of Deloitte & Touche LLP
 *23.3   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
  24.1   Power of Attorney (included on signature page)
**27     Financial Data Schedule


---------------
 * To be filed by amendment.


** Previously filed.


     (b) Financial Statement Schedules.

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the applicable instructions or are inapplicable and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising out of the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                        SIGNATURES AND POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orange, State of California, on March 17, 1997.


                                          LONG BEACH FINANCIAL CORPORATION

                                          By: /s/ M. JACK MAYESH

                                          --------------------------------------
                                          M. Jack Mayesh
                                          Chairman of the Board of Directors
                                          and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints M. Jack Mayesh, Edward Resendez and James
J. Sullivan his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.



                SIGNATURE                                 TITLE                     DATE
------------------------------------------  ---------------------------------  ---------------

/s/ M. JACK MAYESH                          Chairman of the Board of           March 17, 1997
------------------------------------------  Directors and Chief Executive
M. Jack Mayesh                              Officer (Principal Executive
                                            Officer)

/s/ JAMES H. LEONETTI                       Chief Financial Officer,           March 17, 1997
------------------------------------------  Senior Vice President
James H. Leonetti                           (Principal Financial Officer)

/s/ BRETT ATKINSON                          Controller                         March 17, 1997
------------------------------------------  (Principal Accounting Officer)
Brett Atkinson

/s/ EDWARD RESENDEZ                         President, Director                March 17, 1997
------------------------------------------
Edward Resendez

/s/ DAVID S. ENGELMAN                       Director                           March 17, 1997
------------------------------------------
David S. Engelman

/s/ C. STEPHEN MANSFIELD                    Director                           March 17, 1997
------------------------------------------
C. Stephen Mansfield

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                   DESCRIPTION                                     PAGE
-------    ------------------------------------------------------------------------  ------------
   *1.1    Form of Underwriting Agreement..........................................
  **3.1    Amended and Restated Certificate of Incorporation of Long Beach
           Financial Corporation...................................................
  **3.2    Bylaws of Long Beach Financial Corporation..............................
   *5.1    Opinion of Gibson, Dunn & Crutcher LLP..................................
   *5.2    Opinion of Gibson, Dunn & Crutcher LLP..................................
  *10.1    Form of Administrative Services Agreement, between Long Beach Mortgage
           Company and Long Beach Financial Corporation............................
  *10.2    Form of Administrative Services Agreement, between Long Beach Mortgage
           Company and Long Beach Financial Corporation............................
  *10.3    Form of Loan Sub-Servicing Agreement, between Long Beach Mortgage
           Company and Long Beach Financial Corporation............................
  *10.4    Form of Warehouse Financing Facility, among Long Beach Financial
           Corporation and Texas Commerce Bank, as Agent...........................
 **10.5    1997 Stock Incentive Plan...............................................
  *10.6    Form of Employment Agreement, between Long Beach Financial Corporation and certain executive officers..........................................
  *10.7    Form of Indemnity Agreement, between Long Beach Financial Corporation and certain executive officers and directors............................
  *10.8    Contribution Agreement, dated           , between Long Beach Mortgage
           Company and Long Beach Financial Corporation............................
  *10.9    Contribution Agreement, dated           , between Long Beach Financial
           Corporation and Ameriquest Mortgage Corporation.........................
 *10.10    Department of Justice Settlement Agreement, dated September 3, 1996.....
 **21.1    List of Subsidiaries....................................................
   23.1    Consent of Deloitte & Touche LLP........................................
   23.2    Consent of Deloitte & Touche LLP........................................
  *23.3    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)........
   24.1    Power of Attorney (included on signature page)..........................
 **27      Financial Data Schedule.................................................


---------------
 * To be filed by amendment.


** Previously filed.